SCMP GROUP

NEWSPAPER MAGAZINE RETAIL VENTURES

82-3327

Direct Line 852 2680 8805
Direct Fax 852 2680 8860

BY REGISTERED POST

04045634

12 October 2004

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-9, Washington D.C. 20549
U.S.A.

RECEIVED
2004 OCT 20 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Attn: Ms Sandra Folsom

Dear Sirs

SCMP Group Limited (Exemption ~~No. 33-51010~~)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

1. a copy of the notice of special general meeting dated 12 October 2004
2. a circular to shareholders dated 12 October 2004 (2 copies)

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
OCT 22 2004 E
THOMSON FINANCIAL

Vera Leung
Legal Counsel and Company Secretary

Enclosures

dlw 10/20

CoSec\SGM 2004\announcement distribution – Notice

South China Morning Post 12 October 2004

Business B6

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

NOTICE OF SPECIAL GENERAL MEETING

Notice is hereby given that the special general meeting (the "**SGM**") of SCMP Group Limited ("**SCMP**") will be held at The Chater Room I-III, Level B1, The Ritz Carlton Hong Kong, No. 3 Connaught Road Central, Hong Kong on Thursday, 28 October 2004 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution of SCMP:

ORDINARY RESOLUTION

"**THAT** the conditional sale and purchase agreement dated 13 September 2004 entered into between SCMP Retailing (HK) Limited (the "Vendor"), a wholly-owned subsidiary of SCMP, and The Dairy Farm Company, Limited (the "Purchaser") (the "**Agreement**"), a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder and the implications of such transactions be and are hereby approved, confirmed and ratified; and the directors of SCMP be and are hereby authorised to exercise all such powers and do all such acts and things as they consider desirable, necessary or appropriate to implement or to give effect to the terms of the Agreement and the transactions contemplated thereunder (including, without limitation, exercising or enforcing any right thereunder) and to make and agree to such variations, amendments or modifications (if any) to the terms of the Agreement and the transactions contemplated therein as they may consider to be desirable, necessary or appropriate in the interest of SCMP."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 12 October 2004

As at the date hereof, the Board comprises Mr. Kuok Khoon Ean (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Mr. Ronald J. Arculli#, Tan Sri Dr. Khoo Kay Peng, Ms. Kuok Hui Kwong, Mr. Peter Lee Ting Chang#, Dr. The Hon. David Li Kwok Po# and Mr. Robert Ng Chee Siong.

\# *Independent Non-executive Director*

Notes:

(1) A member entitled to attend and vote at the SGM (or at any adjournment thereof) is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of 2 or more shares in SCMP is entitled to appoint more than one proxy to attend and vote in his/her stead. A proxy need not be a member of SCMP. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-laws of SCMP.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the SGM (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of SCMP in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the branch share registrar of SCMP in Hong Kong, Computershare Hong Kong Investor Services Limited at 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the SGM. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the SGM (or any adjourned meeting thereof) if the member so wishes.

(5) Members of SCMP are advised to read the circular to the Shareholders dated 12 October 2004 which contains information concerning the resolution to be proposed in this notice.

* *For identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SCMP Group Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

MAJOR TRANSACTION

Sale of certain assets relating to the "Daily Stop" convenience store retail business carried on in Hong Kong

---

A notice convening the SGM (as defined herein) to be held at The Chater Room I-III, Level B1, The Ritz Carlton Hong Kong, No. 3 Connaught Road Central, Hong Kong on Thursday, 28 October 2004 at 11:00 a.m. is set out on pages 62 to 63 of this circular. Whether or not you are able to attend the SGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar of SCMP Group Limited in Hong Kong, Computershare Hong Kong Investor Services Limited at 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM (or any adjourned meeting thereof) should you so wish.

* *For identification purpose only.*

12 October 2004

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Agreement"	the conditional sale and purchase agreement dated 13 September 2004 entered into between the Vendor and the Purchaser in relation to, among other things, the disposal by the Vendor of the Assets;
"Announcement"	the announcement of SCMP dated 15 September 2004 in respect of the Disposal;
"Assets"	the assets of the Vendor relating to the Business as described in the paragraph headed "The Agreement" of this circular;
"Board"	the board of Directors;
"Business"	the convenience store retail business presently carried on in Hong Kong by the Vendor at the Stores under the name "Daily Stop" or "地利店";
"Bye-laws"	the Bye-laws of SCMP as amended, supplemented or modified from time to time;
"Completion"	the completion of the sale by the Vendor and the purchase by the Purchaser of the Assets in accordance with the terms of the Agreement;
"Completion Date"	the date of Completion, which shall be a date which is no later than 30 November 2004 (unless otherwise agreed in writing by the Vendor and the Purchaser);
"Conditions"	the conditions precedent to Completion as described in the paragraph headed "Conditions" of this circular and "**Condition**" shall mean any of them;
"Consideration"	the consideration for the Disposal, being the aggregate amount of HK$105.0 million (subject to adjustment);
"Deposit"	the sum of HK$10.5 million which has been paid by the Purchaser in cash by way of deposit and which is held in escrow by the Vendor's solicitors;
"Directors"	the directors of SCMP;

"Disposal"	the sale by the Vendor, and the purchase by the Purchaser, of the Assets and the other matters contemplated by the Agreement;
"Excluded Stock"	the following stock of the Business which has been agreed to be excluded from the Assets to be sold to the Purchaser pursuant to the Agreement: (a) all damaged stock; (b) stock, except for dairy products, batteries, film and medicinal items, that is less than 2 months from its expiry date; (c) batteries, film and medicinal items with an expiry date that is less than 3 months from its expiry date; (d) dairy products that are less than 7 days from their respective expiry dates; (e) newspapers which are not the current day's edition; and (f) magazines which are not editions of the preceding week, current week, preceding month or current month (as the case may be);
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	7 October 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Leases"	the leases, tenancy agreements, offer letters or other documents granted or agreed to be granted to the Vendor or pursuant to which the Vendor holds or occupies the Stores which are subsisting at Completion;
"Lessors"	the parties who granted the Leases to the Vendor, being MTR Corporation Limited, Kowloon-Canton Railway Corporation, the Housing Authority as well as the owners of various shopping arcades;

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange for the time being in force;
"Long Stop Date"	31 December 2004 (or such other date as the Vendor and the Purchaser may mutually agree in writing);
"Purchaser"	The Dairy Farm Company, Limited, a company incorporated in Hong Kong with limited liability;
"Retention Fund"	the sum of HK$5.0 million;
"SCMP"	SCMP Group Limited (SCMP集團有限公司*), a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange;
"SCMP Group"	SCMP and its subsidiaries;
"SCMP Publishers"	South China Morning Post Publishers Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of SCMP;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SGM"	the special general meeting of SCMP to be convened for the purpose of considering and (if appropriate) approving the Disposal;
"Share(s)"	ordinary shares of HK$0.10 each in the capital of SCMP;
"Shareholder(s)"	registered holder(s) of Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Stores"	the stores relating to the Business which are operated by the Vendor and/or held or occupied by the Vendor pursuant to the Leases and those which are operated by the franchisees of the Business which are agreed by the Vendor and the Purchaser to be transferred to the Purchaser pursuant to the terms and subject to the conditions of the Agreement, and "**Store**" shall mean any one of them;

* *For identification purpose only.*

"Vendor"	SCMP Retailing (HK) Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of SCMP;
"Warranties"	the representations, warranties and undertakings given by the Vendor contained or referred to in the Agreement;
"Warranty Period"	the period of 9 months from the Completion Date.

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Directors:
Mr. Kuok Khoon Ean *(Chairman)*
Mr. Roberto V. Ongpin *(Deputy Chairman)*
Mr. Ronald J. Arculli#
Tan Sri Dr. Khoo Kay Peng
Ms. Kuok Hui Kwong
Mr. Peter Lee Ting Chang#
Dr. The Hon. David Li Kwok Po#
Mr. Robert Ng Chee Siong

Independent Non-Executive Director

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

12 October 2004

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

Sale of certain assets relating to the "Daily Stop" convenience store retail business carried on in Hong Kong

1. INTRODUCTION

On 15 September 2004, the Board announced that the Vendor, a wholly-owned subsidiary of SCMP, entered into the Agreement with the Purchaser on 13 September 2004 in relation to the sale of the Assets for an aggregate consideration of HK$105.0 million (subject to adjustments).

The purpose of this circular is to provide Shareholders with further details of the Disposal and to give you notice of the SGM.

* *For identification purpose only.*

2. THE AGREEMENT

Details of the Agreement are set out below:

Date

13 September 2004

Parties

Vendor: SCMP Retailing (HK) Limited

Purchaser: The Dairy Farm Company, Limited

To the best of the Directors' information, knowledge and belief, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owner(s) are third parties independent of and are not connected with SCMP, the directors, chief executive or substantial shareholders of SCMP or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Sale

The Agreement provides for the sale by the Vendor and the purchase by the Purchaser of the Assets upon the terms and conditions contained therein.

Assets

The Assets comprise certain tangible and intangible assets relating to the Business (including, but not limited to, certain fixed assets and other assets used in connection with the Business (such as, the stock relating to the Business (other than the Excluded Stock)), the trade name, trade mark and logo "Daily Stop" and "地利店", the records relating to the Stores, the Leases, the franchise agreements which are novated to the Purchaser and certain trading and service contracts relating to the Business).

Although the Vendor has appointed franchisees to operate and manage certain Stores, the assets relating to the Business are owned by the Vendor (and not by such franchisees) and the Leases relating to the Stores operated by the franchisees are also entered into by the Vendor (and not by such franchisees). The consent of the franchisees is, however, required for the novation of the franchise agreements, and the transfer of the Stores operated by such franchisees, to the Purchaser.

Consideration for the Disposal

The Consideration for the sale and purchase of the Assets is HK$105.0 million (subject to adjustments as described below), comprising the Deposit, the sum of HK$89.5 million which will be paid by the Purchaser in cash upon Completion and the Retention Fund, which will be paid in the manner described in the paragraph headed "Retention Fund" below.

If Completion does not take place on or before 30 November 2004 (or such other date as the parties may agree in writing) solely as a result of the non-fulfillment of the Condition set out in sub-paragraph (b) of the paragraph headed "Conditions" below, the Deposit together with all interests accrued thereon shall be released by the escrow agent to the Purchaser. If Completion does not take place on or before 30 November 2004 (or such other date as the parties may agree in writing) for any other reason, the Vendor shall be entitled to retain the Deposit together with all interests accrued thereon.

The Consideration has been agreed after arm's length negotiations between the parties taking into consideration of the number, size and location of Stores through which the Business is being conducted, the value of the related Assets (including, among other things, the expected book value of the fixed assets and of the stock relating to the Business (other than the Excluded Stock) at Completion) and the agreed value of each Store, which was agreed by the parties after arm's length negotiations (having regard to the size and location of the relevant Store). Based on the information currently available, it is expected that the number of Stores through which the Business will be conducted at the time of Completion will be 86.

The Consideration shall be adjusted by deducting therefrom:

(1) the pre-agreed value of any Store (as set out in the Agreement) the possession of which has not been handed over at Completion;

(2) any shortfall in the aggregate book value of the stock to which the Disposal relates (as at the date of handover of the relevant Store) and calculated on bases agreed by the parties (being the Vendor's purchase cost for such relevant items of stock as of 31 July 2004 less an average suppliers' rebate rate (as set out in the Agreement)) and which will be determined in accordance with the joint stock verification exercises described in the paragraph headed "Retention Fund" below) below the sum of HK$10.0 million, which is further described in the paragraph headed "Retention Fund" below; and

(3) the book value of any fixed assets (as at the date of handover of the relevant Store) which are missing and cannot be accounted for at any location or which are not in working order or repair (calculated on bases agreed by the parties and as set out in the Agreement), which is described in greater detail in the paragraph headed "Retention Fund" below,

provided that, in respect of the Stores handed over after Completion but on or before the Long Stop Date, the Purchaser shall pay the relevant portion of the Consideration related thereto (as calculated by reference to the pre-agreed value for the relevant Store) to the Vendor on the relevant completion date relating to that Store.

Conditions

Completion of the Agreement is subject to and conditional upon:

(a) the Warranties remaining true and accurate in all material respects and not misleading in any material respect as at the date of the Agreement and as at Completion;

(b) the approval of the terms of the Agreement by the Shareholders in a duly convened special general meeting of SCMP having being obtained;

(c) the assignment or novation of the existing Leases from the Vendor to the Purchaser or the entry into new leases or offer letters by the Lessors and the Purchaser in place of such Leases or the written consent of the relevant Lessors in respect of the foregoing being obtained in respect of the agreed minimum number of Stores (described in paragraph (d) below); and

(d) at least the agreed minimum number of Stores being handed over to the Purchaser on Completion.

The Purchaser may waive all or any of the Conditions set out in paragraphs (a), (c) and (d) above at any time by notice in writing.

If the Conditions set out in paragraphs (a), (c) and (d) are not fulfilled or waived by the Purchaser by 30 November 2004 (or such other date as the parties may agree in writing), the Purchaser may, among other things, rescind the Agreement.

Completion

Completion shall take place at 11:00 a.m. on the 7th day following the date of the written notice of Completion, which shall be issued by the Vendor to the Purchaser as soon as possible after the Conditions set out in sub-paragraphs (b) and (c) of the paragraph headed "Conditions" above have been fulfilled or (in the case of the Condition set out in sub-paragraph (c) of the paragraph headed "Conditions" above) waived by the Purchaser, or at such other time as the parties may agree in writing. In the event that such 7th day shall fall on a day that is not a business day, then Completion shall take place on the first business day immediately following such 7th day.

In the event that either party is unable to comply with its Completion obligation, the party not in breach has the right to rescind the Agreement.

In the event that the Agreement is rescinded, the provisions of the Agreement will have no effect and no party shall have any liability under it (without prejudice to the rights of any party in respect of antecedent breaches), save that the Purchaser shall, among other things, provide all reasonable assistance to the Vendor to unwind transactions effected in connection with the proposed assignment or novation of the Leases or the entry into new leases or offer letters to replace such Leases and comply with its confidentiality provisions under the Agreement and save for certain provisions in respect of the payment of the Deposit (which is described in greater detail in the paragraph headed "Consideration for the Disposal" above) and certain indemnities and warranties given by the Purchaser to the Vendor under the Agreement.

If there is any waiver or non-fulfillment of the Conditions or if either party rescinds the Agreement or any material adjustment is made to the Consideration after Completion, SCMP will make a further announcement as and when appropriate.

Retention Fund

The Retention Fund will be retained by the Purchaser for Warranty Period as retention money. The Vendor and the Purchaser will conduct joint stock take verification exercises in respect of all the stock to which the Disposal relates. The Vendor and the Purchaser will agree a schedule to conduct such joint stock take verification exercises. The Retention Fund will be used to cover, among other things, any shortfall of the aggregate stock value in relation to all such stock (excluding Excluded Stock), as determined by joint verification exercises conducted by the parties on bases agreed by the parties and as set out in the Agreement, below the sum of HK$10.0 million.

The parties will also conduct joint fixed asset verification exercises after Completion and after the handover of Stores post-Completion (i.e., after Completion but on or before the Long Stop Date). The Vendor and the Purchaser will agree a schedule to conduct such joint fixed asset verification exercises. If there is any fixed asset which is missing and cannot be accounted for at any location or which is not in working order (as determined by the joint verification exercise conducted by the parties), the Retention Fund will also be used to cover the book value of such fixed assets as at the date of handover of the relevant Store (calculated on bases agreed by the parties and as set out in the Agreement).

In addition, deduction may also be made from the Retention Fund in respect of any sums payable by the Vendor to the Purchaser in respect of successful and agreed warranty claims made by the Purchaser against the Vendor during the Warranty Period. Within 3 days of the expiry of the Warranty Period, the Retention Fund or the remaining balance thereof shall be paid by the Purchaser to the Vendor, subject to certain agreed deductions for unsettled warranty claims. In the event that the amount so deducted for unsettled warranty claims shall exceed the aggregate amount finally adjudicated or agreed as being payable in respect of the same, an amount equal to such excess shall be paid to the Vendor upon final settlement of such claims.

Other Material Aspects of the Disposal

As a term of the Agreement, the Purchaser has requested SCMP to give certain confidentiality, non-compete and non-solicitation undertakings to the Purchaser at the time of Completion. The confidentiality undertaking, which relates to confidential information relating to the Assets, the Business or the Agreement, has no fixed term and is subject to certain exceptions including (i) any information properly available to the public or disclosed pursuant to an order of a court of competent jurisdiction, (ii) the disclosure of information in the course of carrying on the business of the SCMP Group, (iii) the disclosure of information as required by law or by any authority or any supervisory or regulatory or governmental body and (iv) the disclosure of information to the SCMP Group's professional advisers, employees and officers. The non-compete undertaking, which is for five years from the date of Completion, will provide that no member of the SCMP Group will directly or indirectly be engaged or interested in a competing business, save that: (a) they may hold up to 10% of the issued shares or debentures of any competing business whose securities are listed on a recognised stock

exchange; (b) they may continue to carry on businesses which they carry on as at the date of Completion; and (c) the Vendor may continue to carry on the Business at the Stores which are not handed over to the Purchaser at Completion prior to the handover date of such Store or the Long Stop Date (whichever is the earlier). The non-solicitation undertaking is for two years from the date of Completion and is in respect of suppliers, clients, representatives, agents or correspondents of the Vendor in connection with the Business and employees of the Business who take up employment with the Purchaser.

In respect of Stores which are not handed over to the Purchaser at Completion, the Purchaser will:

(i) supply stock to any such Store, if so requested by the Vendor, from the Completion Date until the earlier of the date of hand over of such Store or the Long Stop Date pursuant to the terms of the Stock Supply Agreement (as defined in the Agreement). This will facilitate the continued operations of the Stores which are not handed over to the Purchaser at Completion; and

(ii) grant to the Vendor a non-exclusive, non-assignable, royalty free licence for the use of the trade name, trade mark and logo "Daily Stop" and "地利店" in Hong Kong during the period from the Completion Date until the end of 3 months after the Long Stop Date.

The Vendor will continue to operate such Stores under the "Daily Stop" trade name until the handover date of the relevant Store or the Long Stop Date (whichever is the earlier). In the event that there is any Store which is not handed over to the Purchaser on or before the Long Stop Date, the Vendor will cease to conduct the convenience store retail business under the "Daily Stop" trade name at such Store.

In addition to the Agreement, the Purchaser has also undertaken to enter into:

(1) an agreement with effect from Completion until the expiry of a period of 3 years after the Long Stop Date with SCMP Publishers pursuant to which SCMP Publishers shall be entitled to use at no consideration the top shelf newspaper rack position and to have the exclusive right to display header cards above such top shelf newspaper rack at all of the Stores transferred to the Purchaser pursuant to the Agreement; and

(2) a one-year agreement with SCMP Publishers which agreement will become effective from the date on which the current agreement between SCMP Publishers and the Purchaser, which was entered into prior to the date of the Agreement, expires (i.e., 15 August 2005), pursuant to which SCMP Publishers shall, in consideration of an annual fee of approximately HK$1.1 million, be entitled to use the top shelf newspaper rack position and to have the exclusive right to display header cards above the top shelf newspaper rack at all of the Purchaser's 7-Eleven convenience stores in Hong Kong (excluding, the Stores) from time to time,

in each case, subject to the terms and conditions set out in such agreements.

Terms of the Agreement

The terms of the Agreement were arrived at after arm's length negotiations between the parties, and, taking into consideration of the factors described in the paragraph headed "Reasons for the Disposal" below, the Directors consider that the terms of the transaction (including, the giving of the confidentiality, non-compete and non-solicitation undertakings to the Purchaser at the time of Completion as described in the first sub-paragraph under the paragraph headed "Other material aspects of the Disposal" above) are fair and reasonable and are in the interests of SCMP and the Shareholders as a whole.

3. FINANCIAL EFFECTS OF THE DISPOSAL ON THE SCMP GROUP

The unaudited net loss both before and after taxation and extraordinary items of the Vendor which is attributable to the Business for the six months ended 30 June 2004 was approximately HK$0.5 million. The unaudited net loss both before and after taxation and extraordinary items of the Vendor which is attributable to the Business for the financial year ended 31 December 2003 was approximately HK$1.3 million. (The unaudited net loss both before and after taxation and extraordinary items of the Vendor which is attributable to the Business for the six months ended 30 June 2004 and for the financial year ended 31 December 2003 was the same as no tax was payable in respect of such six-month period or that financial year (as the case may be) due to the net loss position of the Vendor nor were there any extraordinary items of the Vendor which were attributable to the Business for the same period.) The unaudited net profit before and after taxation and extraordinary items of the Vendor which is attributable to the Business for the financial year ended 31 December 2002 were approximately HK$1.0 million and HK$1.3 million, respectively.

The unaudited turnover of the Business for the financial years ended 31 December 2003 and 2002 was approximately HK$379.9 million and approximately HK$362.0 million, respectively. The unaudited turnover of the Business for the six months ended 30 June 2004 and for the six months ended 30 June 2003 was approximately HK$197.6 million and approximately HK$184.2 million, respectively.

The unaudited net asset value of the Business as at 31 December 2003 and as at 31 December 2002 was approximately HK$9.4 million and approximately HK$14.0 million, respectively. The unaudited net asset value of the Business as at 30 June 2004 and as at 30 June 2003 was approximately HK$8.9 million and approximately HK$8.6 million, respectively.

The financial information relating to the Business as set out in this section headed "Financial effects of the Disposal on the SCMP Group" is based on the unaudited management accounts of the Vendor. The information relating to the Business has been provided on an unaudited basis since the audited accounts of the Vendor for such financial periods related to the entire operation of the Vendor, which comprised the Business as well as the health product retail chain, Health Plus, which was disposed of by the Vendor in June 2003 to a party which, insofar as the Directors are aware, is not related to the Purchaser or its ultimate beneficial owner(s).

The effect of the Disposal on the earnings of the SCMP Group, will be a gain (net of expenses) of approximately HK$76.0 million, assuming that there is no material adjustment to the Consideration as described in the paragraph headed "Consideration for the Disposal" above. Such gain is calculated with reference to the unaudited net book value of the Assets of approximately HK$23.0 million based on the unaudited management accounts of the Vendor as at 31 July 2004. The actual gain for the Vendor resulting from the Disposal will be determined at the date of handover of the last Store and the amount may be different from that as shown above. In addition, in view of the continuing losses of the Business, it is anticipated that there will be a positive financial effect on the earnings of the SCMP Group after the Disposal.

The effect of the Disposal on the assets and liabilities of the SCMP Group includes:

(1) an increase in current assets of approximately HK$83.9 million, representing the increase in cash of approximately HK$99.0 million received as the Consideration (net of expenses) and a decrease in inventories of approximately HK$15.1 million; and

(2) a decrease in non-current assets of approximately HK$7.9 million, representing intangible assets and fixed assets of approximately HK$1.1 million and approximately HK$6.8 million, respectively.

The effect of the Disposal described under items (1) and (2) above is calculated with reference to the unaudited net book value of the Assets of approximately HK$23.0 million based on the unaudited management accounts of the Vendor as at 31 July 2004. The actual effect for the Vendor resulting from the Disposal will be determined at the date of handover of the last Store and the amount may be different from that as shown above.

4. REASONS FOR THE DISPOSAL

The Directors are of the view that the Disposal represents a good opportunity for the Vendor to dispose of the Assets and to realise a reasonable profit from its investment in the Business.

The net proceeds from the Disposal will be used for general working capital purposes.

5. MAJOR TRANSACTION

The Disposal constitutes a major transaction of SCMP pursuant to Chapter 14 of the Listing Rules and is therefore subject to compliance with the relevant requirements of the Listing Rules, including the approval by the Shareholders at a general meeting.

To the best of the Directors' information, knowledge and belief, having made all reasonable enquiries, no Shareholder or its associates (as defined in the Listing Rules) has a material interest in relation to the Disposal for purposes of Rule 2.15 of the Listing Rules, and that, accordingly, no Shareholder will be required to abstain from voting on the matter at the SGM.

6. SGM

A notice convening the SGM (as defined herein) to be held at The Chater Room I-III, Level B1, The Ritz Carlton Hong Kong, No. 3 Connaught Road Central, Hong Kong on Thursday, 28 October 2004 at 11:00 a.m. is set out on pages 62 to 63 of this circular. Whether or not you are able to attend the SGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar of SCMP in Hong Kong, Computershare Hong Kong Investor Services Limited at 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM (or any adjourned meeting thereof) should you so wish.

Your right to demand a poll on the proposed ordinary resolution at the SGM is set out in Appendix IV to this circular.

7. GENERAL INFORMATION

The SCMP Group is engaged principally in newspaper and magazine publishing. In addition, the SCMP Group also engages in the Business through the Vendor, which is a wholly-owned subsidiary of SCMP, a business which it will cease to engage in after completion of the Disposal, and book publishing, video and film post-production, property investment and entertainment business. The SCMP Group publishes and distributes *South China Morning Post*, *Sunday Morning Post* and leading Chinese editions of international magazine titles in Hong Kong. For the six months ended 30 June 2004, the SCMP Group reported unaudited consolidated turnover of approximately HK$697.6 million and unaudited consolidated net profit of approximately HK$111.4 million.

During the same period, the SCMP Group's publishing business accounted for approximately 67% of its consolidated turnover and approximately 93% of operating profits.

The Purchaser is a wholly-owned subsidiary of Dairy Farm International Holdings Limited, a company which has its primary listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. Based on the information supplied by the Purchaser, the principal businesses of Dairy Farm International Holdings Limited and its associates (including the Purchaser) include the operation of retail outlets, supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishing stores, and restaurants.

8. RECOMMENDATION

Having considered the reasons set out herein, the Directors are of the opinion that the terms of the Disposal are fair and reasonable and the Disposal is in the interests of SCMP and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolution to be put forward at the SGM.

9. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
SCMP Group Limited
Kuok Khoon Ean
Chairman

Terms defined in this Appendix I are only applicable to this Appendix I. References to the "Company" and the "Group" in this Appendix I refer to "SCMP" and the "SCMP Group", respectively.

1. SUMMARY OF AUDITED FINANCIAL INFORMATION

The financial information set out below is copied from pages 44 to 76 of the annual report of SCMP for the financial year ended 31 December 2003. All information in Part 1 of this Appendix I should be read in conjunction with the audited accounts which are included in the annual report of SCMP for the financial year ended 31 December 2003.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December 2003

	Notes	2003 HK$'000	2002 (Restated) HK$'000
Turnover	4	**1,279,996**	1,364,925
Other revenue	4	**4,091**	8,739
Staff costs	5	**(368,799)**	(417,177)
Cost of production materials/sales		**(410,416)**	(427,582)
Rental and utilities		**(83,456)**	(97,973)
Depreciation and amortisation	5	**(83,261)**	(78,996)
Advertising and promotion		**(15,259)**	(31,465)
Other operating expenses		**(153,117)**	(133,979)
		(1,110,217)	(1,178,433)
Deficit on revaluation of investment properties		**(112,046)**	(75,061)
Loss on disposal of investments in associates		**(2,612)**	–
Loss on disposal of long-term investment shares		**(2,267)**	–
Provision for asset impairment		**(780)**	–
Gain on disposal of subsidiaries		**600**	25,136
		(117,105)	(49,925)
Profit from Operating Activities	5	**52,674**	136,567
Finance costs	6	**(5,194)**	(1,097)
Operating Profit		**47,480**	135,470
Share of profits less losses of associates		**3,981**	4,952
Share of loss of a jointly controlled entity		**(4,048)**	(5,624)
Profit before Taxation		**47,413**	134,798
Taxation	8 & 2(b)(iv)	**(41,674)**	(22,654)
Profit after Taxation		**5,739**	112,144
Minority interests	2(b)(iv)	**(3,977)**	(3,378)
Profit Attributable to Shareholders	9, 25 & 2(b)(iv)	**1,762**	108,766
Dividend Distributions	10	**93,657**	124,876
Earnings per share	11		
Basic		**0.11 cents**	6.38 cents
Diluted		**N/A**	N/A

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2003

	Notes	2003 HK$'000	2002 (Restated) HK$'000
At 1 January			
As previously stated		**1,537,245**	2,150,075
Changes in accounting policies	25	**(8,491)**	(14,718)
As restated		**1,528,754**	2,135,357
Surplus/(deficit) on revaluation of long-term investment shares	25	**29,796**	(23,091)
Deferred taxation directly credited to reserve	25	–	8
Exchange differences on consolidation	25	**2,416**	(463)
Net gains/(losses) not recognised in the profit and loss account		**32,212**	(23,546)
Net profit for the year	25	**1,762**	108,766
Investment revaluation reserve released on disposal	25	**(1,212)**	6
Translation reserve released on disposal	25	**2,165**	–
Dividends			
2003 interim dividend distribution	25	**(31,219)**	–
2002 final dividend distribution	25	**(62,438)**	–
2002 interim dividend distribution	25	–	(62,438)
Repurchase of shares			
Contributed surplus	25	–	(607,034)
Share capital	24	–	(17,343)
Share premium	25	–	(5,014)
		(90,942)	(583,057)
At 31 December		**1,470,024**	1,528,754

CONSOLIDATED BALANCE SHEET

As at 31 December 2003

	Notes	2003 HK$'000	2002 (Restated) HK$'000
Non-Current Assets			
Intangible assets	13	**33,172**	14,130
Fixed assets	14	**1,347,348**	1,507,475
Defined benefit plan's assets	23(a)	**27,070**	37,858
Interests in associates	16	**37,425**	41,875
Interest in a jointly controlled entity	16	**7,527**	9,375
Long-term investment shares	17	**128,320**	128,523
		1,580,862	1,739,236
Current Assets			
Inventories	18	**40,618**	43,172
Accounts receivable	19	**162,182**	155,326
Prepayments, deposits and other receivables		**42,994**	49,146
Bank balances and deposits		**159,804**	138,992
		405,598	386,636
Current Liabilities			
Accounts payable and accrued liabilities	20	**148,292**	169,533
Taxation payable		**5,817**	1,360
Subscriptions in advance		**22,931**	16,285
Bank overdraft, secured		**2,814**	–
		179,854	187,178
Net Current Assets		**225,744**	199,458
Total Assets Less Current Liabilities		**1,806,606**	1,938,694
Non-Current Liabilities			
Minority interests	2(b)(iii)	**9,677**	8,692
Interest-bearing bank loan, unsecured	21	**230,000**	310,000
Deferred taxation	22 & 2(b)(iii)	**96,905**	91,248
		336,582	409,940
		1,470,024	1,528,754
Capital and Reserves			
Share capital	24	**156,095**	156,095
Reserves		**1,251,491**	1,310,221
Proposed final dividend distribution		**62,438**	62,438
	25	**1,313,929**	1,372,659
		1,470,024	1,528,754

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
Net cash inflow from operations	29(a)	**249,944**	290,802
Interest paid		**(5,194)**	(1,097)
Hong Kong profits tax paid		**(29,927)**	(33,810)
Overseas tax paid		**(231)**	–
Net cash inflow from operating activities		**214,592**	255,895
Investing Activities			
Additions to fixed & intangible assets		**(58,483)**	(61,740)
Interest received		**1,543**	4,958
Dividends received from:			
Listed investments		**1,231**	2,462
Associates		**2,306**	7,171
Purchase of additional interests in associates		**–**	(42)
Purchase of additional interests in subsidiaries		**–**	(269)
Purchase of a subsidiary	29(d)	**(1,687)**	–
Purchase of long-term investment shares		**–**	(129)
Proceeds from disposals of subsidiaries	29(c)	**3,051**	31,724
Proceeds from disposals of interests in associates		**5,564**	–
Proceeds from disposals of fixed assets		**602**	115
Proceeds from disposals of long-term investment shares		**25,936**	1
Decrease in bank deposits with maturity more than three months		**–**	1,323
Net cash outflow from investing activities		**(19,937)**	(14,426)
Net cash inflow before financing activities		**194,655**	241,469
Financing Activities	29(b)		
Repurchase of shares		**–**	(629,391)
(Repayment)/drawdown of bank loan		**(80,000)**	310,000
Dividends paid to minority shareholder in a subsidiary		**(3,000)**	(3,000)
Dividends paid		**(93,657)**	(62,438)
Net cash outflow from financing activities		**(176,657)**	(384,829)
Increase/(decrease) in cash and cash equivalents		**17,998**	(143,360)
Cash and cash equivalents at 1 January		**138,992**	282,352
Cash and cash equivalents at 31 December		**156,990**	138,992
Analysis of cash and cash equivalents			
Bank balances and deposits		**159,804**	138,992
Bank overdraft		**(2,814)**	–
		156,990	138,992

BALANCE SHEET
As at 31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
Non-Current Assets			
Interests in subsidiaries	15	**1,656,265**	1,749,922
Current Assets			
Bank balances and deposits		**254**	254
Total Assets		**1,656,519**	1,750,176
Capital and Reserves			
Share capital	24	**156,095**	156,095
Reserves		**1,437,986**	1,531,643
Proposed final dividend distribution		**62,438**	62,438
	25	**1,500,424**	1,594,081
		1,656,519	1,750,176

NOTES TO THE FINANCIAL STATEMENTS

1. Corporate Information

The registered office of SCMP Group Limited is located at Canon's Court, 22 Victoria Street, Hamilton, HM12 Bermuda.

The Company acted as an investment holding company during the year. The principal activities of the Group during the year comprised the publishing, printing, and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and on-line publications, retailing, video and film post-production and holding of properties for rental income purposes.

2. Restatement of the Group's Consolidated Balance Sheet and Profit and Loss Account for the Year Ended 31 December 2002

Owing to the adoption of a revised Statement of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants ("HKSA") in the current reporting period as stated in note 3(a), certain figures have been restated. The changes are set out below:

(a) Deferred taxation

Up to the year ended 31 December 2002, deferred taxation was provided, using liability method, on all significant timing differences to the extent it is probable that liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond doubt.

Commencing from 1 January 2003, the Group has adopted SSAP 12 (revised) "Income Taxes" whereby deferred taxation is provided for in full, using liability method, on temporary difference arising between tax bases of assets and liabilities (i.e. amounts attributed to those assets and liabilities for taxation purposes) and their carrying value in the accounts.

The adoption of SSAP 12 (revised) represents a change in accounting policy which has retrospective effect and the changes are set out below:

Changes to the consolidated balance sheet as at 31 December 2002 are:
(i) Retained profits were decreased by HK$8,313,000
(ii) Asset revaluation reserve was decreased by HK$178,000
(iii) Net assets were decreased by HK$8,491,000

Changes to the consolidated profit and loss account for the year ended 31 December 2002 are:
(iv) Taxation was decreased by HK$6,230,000
(v) Minority interest was increased by HK$11,000

(b) Summary of restatements to the Group's consolidated balance sheet and profit and loss account for the year ended 31 December 2002:

(i) Retained profits as at 31 December 2002

	Note	HK$'000
As previously reported		117,959
SSAP12 (revised) adjustment	2(a)(i)	(8,313)
As restated		109,646

(ii) Asset revaluation reserve as at 31 December 2002

	Note	HK$'000
As previously reported		1,503
SSAP12 (revised) adjustment	2(a)(ii)	(178)
As restated		1,325

(iii) Net assets as at 31 December 2002

	Note	Deferred taxation HK$'000	Minority interests HK$'000	Total HK$'000
As previously reported		(82,770)	(8,679)	(91,449)
SSAP12 (revised) adjustment	2(a)(iii)	(8,478)	(13)	(8,491)
As restated		(91,248)	(8,692)	(99,940)

(iv) Profit attributable to shareholders for the year ended 31 December 2002

	Note	Taxation HK$'000	Minority interests HK$'000	Profit attributable to shareholders HK$'000
As previously reported		(28,884)	(3,367)	102,547
SSAP12 (revised) adjustment	2(a)(iv) & (v)	6,230	(11)	6,219
As restated		(22,654)	(3,378)	108,766

3. Summary of Significant Accounting Policies

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKSA. They have been prepared under the historical cost convention, except for the re-measurement of investment properties, and certain fixed assets and long-term investment shares, as further explained below.

In the current year, the Group adopted SSAP12 (revised) issued by HKSA which is effective for accounting periods commencing on or after 1 January 2003.

The comparatives have been adjusted or extended to take into account the requirements of the new accounting standard. The effect of adopting SSAP 12 (revised) is set out in the accounting policies below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2003. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly controlled entities represents the excess of purchase consideration paid over the fair values ascribed to the identifiable assets and liabilities acquired.

Goodwill is included in intangible assets and is stated in the balance sheet at cost less accumulated amortisation and provision for impairment in value, if any. Goodwill is amortised on a straight-line basis over an estimated useful life, but not exceeding 20 years. Provision for impairment on any excess of the carrying amount of the goodwill over its estimated recoverable amount is expensed in the profit and loss account in the year in which the impairment occurs.

(d) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms;

(iv) interest income, on a time proportion basis taking into account the principal amounts outstanding and the effective interest rates applicable; and

(v) dividends, when the shareholder's right to receive payment is established.

(e) Subsidiaries

A subsidiary is a company other than a jointly controlled entity in which the Company, directly or indirectly, controls more than half of its voting power or holds more than half of the issued share capital or controls the composition of its board of directors or has the power to govern its financial and operating policies so as to obtain benefits from its activities.

Interests in subsidiaries in the Company's balance sheet are stated at cost less provision for impairment losses which are deemed necessary by the directors. The results of subsidiaries are accounted for by the Company on the basis of dividend received or receivable.

(f) Associates

An associate is a company, not being a subsidiary or a joint venture, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence in its management. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for impairment in value which are deemed necessary by the Directors.

(g) Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Joint venture arrangements which involve the establishment of a separate entity in which the Group and other parties have an interest are referred to as jointly controlled entities. A jointly controlled entity is a joint venture which involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The jointly controlled entity operates in the same way as other enterprises, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

The Group's share of the post acquisition results and reserves of the jointly controlled entity is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in a jointly controlled entity are stated in the consolidated balance sheet at the Group's share of net assets of the jointly controlled entity under the equity method of accounting less any provisions for impairment in value which are deemed necessary by the Directors.

(h) Intangible assets

(i) Publishing titles

Publishing titles are stated at cost less accumulated amortisation and provision for impairment in value, if any. The Group's publishing titles are amortised on a straight-line basis over ten years, taking into account the rapid change in the business environment and other factors.

(ii) Software cost

Software costs are stated at cost less accumulated amortisation. Software cost comprises purchase price and any costs incurred to bring the asset in use. Software costs are amortised on a straight-line basis over their estimated useful lives. Other software costs that do not meet the above criteria are accounted for in the profit and loss account in the period incurred.

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential.

Investment properties held under leases with unexpired periods of 20 years or less are depreciated over the unexpired terms of the leases.

Investment properties held under leases with unexpired periods greater than 20 years are stated at open market values on the basis of annual professional valuations performed at the end of each financial year. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

(j) Fixed assets and depreciation

Fixed assets, other than investment properties and assets in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Surpluses arising from the revaluation of fixed assets are dealt with in the asset revaluation reserve. Revaluation deficits are charged to the profit and loss account to the extent that they exceed surpluses arising previously on the individual assets. A subsequent revaluation increase is recognised as income to the extent that it reverses a revaluation deficit of the same asset previously charged to the profit and loss account.

Depreciation is provided on the straight-line method over the following estimated useful lives:

Land	Over the lease term
Buildings	25 to 50 years
Other fixed assets	2 to 20 years

No depreciation/amortisation is provided for assets in progress.

(k) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in land and buildings and other fixed assets are impaired. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the assets to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the assets is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same assets, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(l) Long-term investment shares

Long-term investment shares, which represent share investments not held for trading purposes, are carried at their fair values. The unrealised gain or loss so arising is recognised directly in equity, as a movement in the investment revaluation reserve, until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, as deemed necessary by the Directors, at which time the cumulative unrealised gain or loss is included in the net profit or loss for the year.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value after making due allowance for any obsolete or slow-moving items. Costs of inventories are stated at weighted average cost and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

(n) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts.

Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in note 25 to the accounts, opening retained earnings at 1 January 2002 and 2003 have been reduced by HK$14,532,000 and HK$8,313,000 respectively, which represent the addition net deferred tax liabilities required by the SSAP 12 (revised). This change has resulted in an increase in deferred tax liabilities and minority interests by HK$8,478,000 and HK$13,000 respectively, and the reduction in asset revaluation reserve by HK$178,000 as at 31 December 2002. The profit for the year ended 31 December 2002 has been increased by HK$6,219,000.

(o) Foreign currencies

The Group's financial records are maintained and the financial statements are stated in Hong Kong dollars.

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable market rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of subsidiaries, jointly controlled entities and associates denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. The resulting translation differences are included in the translation reserve.

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(q) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Employee retirement schemes

The Group operates four staff retirement schemes comprising a defined benefit pension ("DB") scheme, a defined contribution pension ("DC") scheme, a Mandatory Provident Fund ("MPF") and a Top-up ("Top-up") scheme for its employees. The assets of which are held separately from those of the Group in independently administered funds. The retirement schemes are generally funded by payments from employees and by the relevant Group companies.

Contributions to the DC, MPF and Top-up schemes are charged to the profit and loss account as incurred and the DC and Top-up schemes may be reduced by contributions forfeited by employees who leave these schemes prior to vesting fully in the contributions.

The Group's contributions to the DB scheme are made based on the periodic recommendations of independent qualified actuaries. Pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans. The pension obligation is measured as the present value of the estimated future cash outflows by reference to market yields of Government securities which has similar terms as the related liabilities. Actuarial gains and losses are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

(iii) Equity compensation benefits

The Company has a share option scheme which is a part of remuneration policy with rewards determined based upon the performance of the Group and individual employees. When options are granted, no compensation cost is recognised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

(r) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(s) Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

(t) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is possible that an outflow of sources will be required to settle the obligation, and a reliable estimate of the amount can be made.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

(u) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as secondary reporting format. No geographical reporting format is presented as the substantial businesses are based in Hong Kong.

Segment assets consist primarily of long-term investment shares, defined benefit plan's assets, intangible assets, fixed assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation, deferred taxation, minority interests and bank borrowing. Capital expenditure mainly comprises additions to intangible assets (note 13) and fixed assets (note 14).

(v) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly , to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

4. Turnover, Revenue and Segment Information

Turnover comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered and gross rental income.

An analysis of Group's turnover and other revenue for the year is as follows:

	2003 HK$'000	**2002 HK$'000**
Turnover		
Newspapers, magazines and other publications	**773,830**	831,775
Retailing	**398,620**	418,641
Investment properties	**81,401**	79,747
Video and film post-production	**20,208**	19,493
Entertainment and education services	**5,937**	15,269
	1,279,996	1,364,925
Other revenue		
Dividend income from listed investments	**1,427**	2,462
Interest income	**1,543**	4,958
Others	**1,121**	1,319
	4,091	8,739
Total revenue	**1,284,087**	1,373,664

Substantially all the activities of the Group are based in Hong Kong and below is a segment information by business segments:

Year ended 31 December 2003

	Newspapers, magazines and other publications HK$'000	Retailing HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Entertainment and education services HK$'000	Total HK$'000
Turnover	773,830	398,620	81,401	20,208	5,937	1,279,996
Segment results and operating profit	79,116	(668)	(32,965)	(2,301)	4,298	47,480
Share of profits less losses of						
– associates	3,524			457		3,981
– a jointly controlled entity	(4,048)					(4,048)
Profit before taxation						47,413
Taxation						(41,674)
Profit after taxation						5,739
Minority interests						(3,977)
Profit attributable to shareholders						1,762
Segment assets	1,195,582	65,953	647,923	29,613	2,437	1,941,508
Interests in associates	35,009	2,416	–	–	–	37,425
Interest in a jointly controlled entity	7,527	–	–	–	–	7,527
Total assets						1,986,460
Segment liabilities	(98,677)	(64,707)	(4,584)	(2,480)	(775)	(171,223)
Unallocated liabilities						(345,213)
Total liabilities						(516,436)
Capital expenditure	35,043	6,054	1,046	16,464	22	58,629
Depreciation	75,666	3,437	5	1,009	106	80,223
Amortisation	3,038	–	–	–	–	3,038
Impairment charge	780	–	–	–	–	780

Year ended 31 December 2002

	Newspapers, magazines and other publications HK$'000	Retailing HK$'000	Investment properties HK$'000 Note (a)	Video and film post-production HK$'000	Entertainment and education services HK$'000 Note (b)	(Restated) Total HK$'000
Turnover	831,775	418,641	79,747	19,493	15,269	1,364,925
Segment results and operating profit	109,750	(1,609)	17,197	(3,761)	13,893	135,470
Share of profits less losses of						
– associates	5,077	–	–	(125)	–	4,952
– a joint controlled entity	(5,624)	–	–	–	–	(5,624)
Profit before taxation						134,798
Taxation						(22,654)
Profit after taxation						112,144
Minority interests						(3,378)
Profit attributable to shareholders						108,766
Segment assets	1,193,003	74,044	793,866	12,246	1,463	2,074,622
Interests in associates	35,053	–	–	6,822	–	41,875
Interest in a joint controlled entity	9,375	–	–	–	–	9,375
Total assets						2,125,872
Segment liabilities	(109,414)	(69,526)	(3,473)	(2,387)	(1,019)	(185,819)
Unallocated liabilities						(411,299)
Total liabilities						(597,118)
Capital expenditure	56,371	3,676	1,060	624	9	61,740
Depreciation	71,444	3,324	1,333	2,053	771	78,925
Amortisation	71	–	–	–	–	71

Notes:

(a) Included in operating profit is a receipt of HK$15.9 million from an investment which was written off in prior years, and a provision of HK$75 million for deficit in revaluation of the investment properties as at 31 December 2002.

(b) The Group disposed of its education business in March 2002. Included in operating profit is a gain of HK$11.2 million from the sale of the education business.

5. Profit from Operating Activities

Profit from operating activities is stated after charging and crediting:

	Group 2003 HK$'000	Group 2002 HK$'000
Charging		
Operating lease rentals on land and buildings	**61,007**	75,846
Loss on disposal of fixed assets	**5,438**	646
Deficit on revaluation of investment properties	**112,046**	75,061
Auditors' remuneration	**1,524**	1,549
Depreciation on owned assets	**80,223**	78,925
Amortisation of intangible assets	**3,038**	71
Office relocation expenses	**10,916**	–
Staff costs (including directors' remuneration, as set out in note 7):		
Wages and salaries	**345,165**	398,210
Pension costs – defined contribution plans	**17,967**	18,534
Less: Forfeited contributions	**(4,975)**	(4,064)
Net pension costs – defined contribution plans	**12,992**	14,470
Pension costs – defined benefit plan	**10,642**	4,497
	368,799	417,177
Crediting		
Net rental income from investment properties	**80,802**	78,200
Net rental income from leasehold land and buildings	**1,435**	1,435

There were no material forfeited pension scheme contributions at the current year and prior period end to reduce contributions in future years.

6. Finance Costs

	Group 2003 HK$'000	Group 2002 HK$'000
Interest on bank loans wholly repayable within two years (2002: three years)	**5,194**	1,097

7. Directors' Remuneration

	2003 HK$'000	2002 HK$'000
Fees:		
Executive	–	–
Non-executive	**400**	992
Other emoluments:		
Salaries, allowances and benefits in kind	**5,375**	6,531
Retirement scheme contributions	**75**	85
Bonuses paid and payable	–	320
	5,850	7,928

The remuneration of the above Directors fell within the following bands:

	2003	2002
HK$Nil – HK$1,000,000	**5**	6
HK$1,000,001 – HK$1,500,000	**1**	–
HK$2,000,001 – HK$2,500,000	**–**	1
HK$4,000,001 – HK$4,500,000	**1**	–
HK$4,500,001 – HK$5,000,000	**–**	1
	7	8

Non-executive Directors volunteered to waive half of their annual directors' fees for the year ended 31 December 2003 in support of the Company's business which was affected by the Sars outbreak during the year. Save as aforesaid, there was no arrangement under which a Director waived or agreed to waive any remuneration in respect of the year.

Directors' fees paid or payable to Independent Non-executive Directors during the year totalled HK$300,000 (2002: HK$600,000). There were no other emoluments paid to Non-executive Directors during the year.

On 23 September 2003, options were granted to a Director of the Company to acquire 350,000 (2002: Nil) shares of par value HK$0.10 each in the share capital of the Company at an exercise price of HK$3.90 per share under the Company's share option scheme which was approved by shareholders on 27 October 1997 and amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002. The options are exercisable from 23 September 2004 to 27 October 2007. The market value per share at the date of grant was HK$3.90.

Five highest paid individuals

The five highest paid individuals during the year include one (2002: two) Director, details of whose remuneration is set out above. The details of the remuneration of the remaining four (2002: three) highest paid individuals are set out below:

	2003 HK$'000	2002 HK$'000
Salaries, allowances and benefits in kind	**7,403**	6,582
Retirement scheme contributions	**204**	472
Bonuses paid and payable	**772**	995
	8,379	8,049

The remuneration of the four (2002: three) highest paid individuals fell within the following bands:

	2003	2002
HK$2,000,001 – HK$2,500,000	**4**	2
HK$3,000,001 – HK$3,500,000	**–**	1
	4	3

8. Taxation

Hong Kong profits tax has been provided for at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

	Group	
	2003	2002 (Restated)
	HK$'000	HK$'000
Company and subsidiaries:		
Hong Kong profits tax	34,427	26,235
Overseas taxation	231	–
Deferred taxation relating to the origination and reversal of temporary differences	(2,881)	(4,566)
Deferred taxation resulting from an increase in tax rate	8,538	–
	40,315	21,669
Share of taxation attributable to:		
Associates	1,337	985
Jointly controlled entity	22	–
Taxation charges	41,674	22,654

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate applicable to the places of operation of the Company and its subsidiaries as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Profit before taxation	47,413	134,798
Calculated at a taxation rate of 17.5% (2002: 16%)	8,297	21,568
Effect of different taxation rates in other countries	(1,195)	(5,116)
Temporary difference not recognised	1,643	693
Temporary difference recognised on undistributed profit in associates	248	22
Income not subject to taxation	(2,337)	(1,400)
Expenses not deductible for taxation purposes	24,516	13,614
Tax losses not recognised	5,600	2,909
Overprovision in prior year	(2,918)	(10,205)
Utilisation of previously unrecognised tax losses	(1,251)	(572)
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	8,538	–
Withholding tax	231	–
Others	302	1,141
Taxation charges	41,674	22,654

9. Profit Attributable to Shareholders

The profit of HK$1,762,000 (2002 Restated: HK$108,766,000) attributable to shareholders included no profit and loss (2002: profit of HK$19,323,000) dealt with in the Company's own accounts.

10. Dividend Distributions

	Group and Company	
	2003	2002
	HK$'000	HK$'000
Interim dividend distribution, HK2 cents per share (2002: HK4 cents)	31,219	62,438
Proposed final dividend distribution, HK4 cents per share (2002: HK4 cents)	62,438	62,438
	93,657	124,876

11. Earnings per Share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$1,762,000 (2002 Restated: HK$108,766,000) and the weighted average of 1,560,945,596 (2002: 1,704,448,053) shares in issue during the year.

The diluted earnings per share for the year is not shown as there was no dilution effect.

12. Goodwill

Group	HK$'000
Cost	
At 1 January 2003	610,033
Addition	1,670
At 31 December 2003	611,703
Accumulated amortisation and provision for impairment	
At 1 January 2003	610,033
Amortisation and provision for impairment	1,670
At 31 December 2003	611,703
Net book value	
At 31 December 2003	–
At 31 December 2002	–

13. Intangible Assets

Group	Publishing titles HK$'000	Software costs HK$'000	Assets in progress HK$'000	Total HK$'000
Cost				
At 1 January 2003	1,820,000	4,250	9,951	1,834,201
Additions	–	3,987	16,423	20,410
Reclassification	–	15,791	(15,791)	–
At 31 December 2003	1,820,000	24,028	10,583	1,854,611
Accumulated amortisation				
At 1 January 2003	1,820,000	71	–	1,820,071
Provided during the year	–	1,368	–	1,368
At 31 December 2003	1,820,000	1,439	–	1,821,439
Net book value				
At 31 December 2003	–	22,589	10,583	33,172
At 31 December 2002	–	4,179	9,951	14,130

14. Fixed Assets

Group

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Cost or valuation:					
At 1 January 2003	756,000	374,148	907,701	7,646	2,045,495
Additions	1,046	–	9,090	28,083	38,219
Reclassification	–	2,827	13,002	(15,829)	–
Acquisition of subsidiaries	–	–	183	–	183
Disposals	–	–	(16,977)	–	(16,977)
Disposal of a subsidiary	–	–	(3,782)	–	(3,782)
Revaluation deficit	(112,046)	–	–	–	(112,046)
At 31 December 2003	645,000	376,975	909,217	19,900	1,951,092
Accumulated depreciation:					
At 1 January 2003	–	66,839	471,181	–	538,020
Provided during the year	–	7,949	72,274	–	80,223
Acquisition of subsidiaries	–	–	37	–	37
Disposals	–	–	(10,937)	–	(10,937)
Disposal of a subsidiary	–	–	(3,599)	–	(3,599)
At 31 December 2003	–	74,788	528,956	–	603,744
Net book value:					
At 31 December 2003	645,000	302,187	380,261	19,900	1,347,348
At 31 December 2002	756,000	307,309	436,520	7,646	1,507,475
Analysis of cost and valuation:					
At cost – 2003	–	343,975	909,217	19,900	1,273,092
At valuation – 1990	–	33,000	–	–	33,000
– 2003	645,000	–	–	–	645,000
	645,000	376,975	909,217	19,900	1,951,092

Other fixed assets include plant and machinery, computer and office equipment and leasehold improvements.

Certain of the Group's leasehold land and buildings were revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$33,000,000, being their open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provisions of Statement of Standard Accounting Practice No. 17 "Property, plant and equipment" issued by the Hong Kong Society of Accountants in 1995, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year financial statements. Had such leasehold land and buildings been carried at cost less accumulated depreciation, the carrying value of such leasehold land and buildings would have been stated at approximately HK$23,246,000 (2002: HK$24,028,000).

The Group's investment properties and leasehold land and buildings are held under medium term leases in Hong Kong.

The investment properties comprise offices, a studio and car parking spaces. The offices situated at (i) 20/F and 21/F and car parking spaces Nos. 21, 22 and 23 on 4th Floor of Bank of America Tower at 12 Harcourt Road, Hong Kong; (ii) the lobby on the Ground Floor, a portion of the canopy on the 1st Floor level and the front portions of the 1st, 2nd and 3rd Floors of No. 1 Leighton Road and 9 advertising board spaces on the external wall, Yue King Building, 26-30 Canal Road West, 1-7 Leighton Road and 41-47 Morrison Hill Road, Wanchai, Hong Kong; and (iii) the Clear Water Bay TV Studio situated at Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, were valued by DTZ Debenham Tie Leung Limited, an independent professional valuer, on an open market value basis based on their existing use as at 31 December 2003.

15. Interests in Subsidiaries

	Company 2003 HK$'000	Company 2002 HK$'000
Unlisted shares, at cost	–	–
Amounts due from subsidiaries	**1,656,265**	1,749,922
	1,656,265	1,749,922

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Details of the principal subsidiaries are set out in note 30 to the financial statements.

16. Interests in Associates and a Jointly Controlled Entity

	Group 2003 HK$'000	Group 2002 HK$'000
Associates		
Share of net assets other than goodwill:		
Shares listed overseas	**35,879**	31,485
Unlisted shares	**2,725**	3,732
	38,604	35,217
Amounts due (to)/from associates	**(1,179)**	6,658
	37,425	41,875
Market value of listed shares at the balance sheet date	**92,911**	71,166

	Group 2003 HK$'000	Group 2002 HK$'000
Jointly controlled entity		
Share of net liabilities other than goodwill	**(24,966)**	(20,885)
Loans advanced	**32,493**	30,260
	7,527	9,375

The amounts due (to)/from associates and loans advanced to a jointly controlled entity are unsecured, interest-free and are not repayable within 12 months.

Details of the principal associates and a jointly controlled entity are set out in note 30 to the financial statements.

17. Long-Term Investment Shares

	Group 2003 HK$'000	Group 2002 HK$'000
Listed equity shares, at fair value:		
Hong Kong	**94,725**	74,913
Philippines	**2,395**	2,130
	97,120	77,043
Unlisted equity shares, at fair value	**31,200**	51,480
	128,320	128,523
Market value of listed equity shares	**97,120**	77,043

18. Inventories

	Group 2003 HK$'000	Group 2002 HK$'000
Raw materials	**19,427**	16,321
Work in progress	**485**	208
Finished goods	**20,706**	26,643
	40,618	43,172

At the balance sheet date, there was no inventory carried at its net realisable value (2002: Nil).

19. Accounts Receivable

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:

	Group 2003 Balance HK$'000	Group 2003 Percentage %	Group 2002 Balance HK$'000	Group 2002 Percentage %
0 to 30 days	**73,123**	**41.3**	66,307	38.8
31 to 60 days	**56,340**	**31.9**	53,657	31.4
61 to 90 days	**32,353**	**18.3**	36,889	21.6
Over 90 days	**15,056**	**8.5**	14,246	8.2
Total	**176,872**	**100.0**	171,099	100.0
Less: Provision for bad and doubtful debts	**(14,690)**		(15,773)	
	162,182		155,326	

20. Accounts Payable and Accrued Liabilities

Included in accounts payable and accrued liabilities are the following trade payables:

	Group			
	2003		2002	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**40,616**	**55.7**	94,412	77.5
31 to 60 days	**19,097**	**26.2**	5,767	4.7
61 to 90 days	**7,761**	**10.7**	9,611	7.9
Over 90 days	**5,376**	**7.4**	12,089	9.9
Total	**72,850**	**100.0**	121,879	100.0

21. Interest-Bearing Bank Loan, Unsecured

The bank loan will be wholly repayable within two years (2002: three years).

22. Deferred Taxation

Deferred taxation are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%).

The movement on the deferred tax liabilities/(assets) account is as follows:

	Group	
	2003	2002 (Restated)
	HK$'000	HK$'000
At 1 January	**91,248**	95,922
Disposal of a subsidiary	**–**	(100)
Charge/(credit) for the year (Note 8)	**5,657**	(4,566)
Taxation credited to equity	**–**	(8)
At 31 December	**96,905**	91,248

The deferred taxation credited to equity during the year is as follows:

	Group	
	2003	2002 (Restated)
	HK$'000	HK$'000
Asset revaluation reserve (Note 25)	**–**	(8)

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$189,960,000 (2002: HK$175,462,000) to carry forward against future taxable income; the expiry dates of these tax losses are shown as follows:

	Group	
	2003 HK$'000	2002 HK$'000
Expiring within one year	**–**	–
Expiring in the second to fifth years	**13,659**	6,654
After the fifth years	**176,301**	168,808
	189,960	175,462

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Group
Deferred tax liabilities

	Accelerated tax depreciation		Others		Total	
	2003	2002	2003	2002	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January	**93,454**	93,091	**157**	5,061	**93,611**	98,152
Charged/(credited) to profit and loss account	**5,323**	371	**457**	(4,804)	**5,780**	(4,433)
Credited to equity	–	(8)	–	–	–	(8)
Disposal of a subsidiary	–	–	–	(100)	–	(100)
At 31 December	**98,777**	93,454	**614**	157	**99,391**	93,611

Group
Deferred tax assets

	Provisions		Tax loss		Others		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January	**(1,921)**	(1,866)	**(441)**	(364)	**(1)**	–	**(2,363)**	(2,230)
Charged/(credited) to profit and loss account	**(61)**	(55)	**28**	(77)	**(90)**	(1)	**(123)**	(133)
At 31 December	**(1,982)**	(1,921)	**(413)**	(441)	**(91)**	(1)	**(2,486)**	(2,363)

	Group	
	2003	2002
	HK$'000	HK$'000
Deferred tax liabilities	**99,391**	93,611
Deferred tax assets	**(2,486)**	(2,363)
	96,905	91,248

23. Employee Retirement Schemes

The Group continues to operate a DB scheme, a DC scheme and a Top-up scheme. These schemes are exempted recognised occupational retirement schemes under the MPF Ordinance. The assets of these schemes are held separately from those of the Group in two administered trust funds. Schemes assets are managed by independent professional investment managers. The Group also operates a MPF which is a master trust scheme established under trust arrangement.

(a) Defined benefit scheme

The defined benefit scheme is a final salary defined benefit plan.

Pension costs are assessed using the projected unit credit method. The pension costs are charged to the profit and loss account so as to spread the regular cost over the service lives of employees. A full valuation based on the projected unit credit method has been carried out by Watson Wyatt Hong Kong Limited, an independent qualified actuary, and the pension costs are charged to the profit and loss account in accordance with their advice.

	Group	
	2003	2002
	HK$'000	HK$'000
Defined benefit plan's assets	**27,070**	37,858

The amounts recognised in the balance sheet are determined as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Fair value of plan assets	**275,382**	243,711
Present value of funded obligations	**(206,639)**	(221,246)
	68,743	22,465
Unrecognised actuarial (gains)/losses	**(41,673)**	15,393
Asset in the balance sheet	**27,070**	37,858

The limit of net asset to be recognised is disclosed as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Cumulative unrecognised net actuarial losses	**–**	15,393
Present value of available future refunds and reductions in future contributions	**68,743**	22,465
Limit	**68,743**	37,858
Net asset recognised in the balance sheet	**27,070**	37,858
Reduction of net asset due to the above limit	**–**	–

The amounts recognised in the profit and loss account were as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Current service cost	**10,306**	13,813
Interest cost	**5,454**	9,412
Expected return on plan assets	**(8,820)**	(18,728)
Net actuarial losses recognised	**3,848**	–
	10,788	4,497
Less: amount capitalised in intangible assets	**(146)**	–
Total, included in staff costs (Note (5))	**10,642**	4,497

The actual return on plan assets was HK$61,031,000 (2002 : loss of HK$27,161,000).

Movement in the asset recognised in the balance sheet:

	Group	
	2003	2002
	HK$'000	HK$'000
At 1 January	**37,858**	42,355
Total expenses charged to profit and loss account – as shown above	**(10,642)**	(4,497)
Amount capitalised in intangible assets	**(146)**	–
At 31 December	**27,070**	37,858

The principal actuarial assumptions used were as follows:

	2003 %	2002 %
Discount rate	**2.80**	4.25
Expected rate of return on plan assets	**4.00**	7.00
Expected rate of future salary increases	**–**	2.00

(b) Top-up scheme and MPF

The Group makes regular contributions of 10% of the employees' monthly basic salary (which is subject to a cap of HK$50,000) to the MPF and Top-up Scheme. Out of the 10% contribution, 5% of the employees' relevant income (which is capped at HK$20,000) is made to the MPF Scheme and the balance to the Top-up Scheme.

(c) Defined contribution scheme

The contributions to the defined contribution pension scheme are currently at 10-15% of the employees' monthly salaries.

24. Share Capital

	Group and Company	
	2003 HK$'000	**2002 HK$'000**
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2002: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

On 3 September 2002, the Company announced a conditional voluntary cash offer to repurchase up to 173,438,400 shares at an offer price of HK$3.6 in cash per share. The proposed offer was approved by an ordinary resolution passed at the Special General Meeting of the Company held on 11 October 2002. On 28 October 2002, the Company announced its acceptance of a total of 173,438,400 shares at HK$3.6 per share under the offer for a total consideration of approximately HK$624,378,000 before expenses.

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997 (the "Effective Date") and was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employees or Executive Directors of the Company or any of its subsidiaries (the "Executives"). No consideration is required to be paid by the Executives upon acceptance of the options. No option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date of the Scheme, i.e. 27 October 2007.

Movements in the number of share options outstanding during the year are as follows:

	2003 No. of shares in respect of options granted	2002 No. of shares in respect of options granted
Outstanding at 1 January	**10,108,500**	11,880,500
Granted during the year (Note (a))	**2,950,000**	–
Exercised during the year	**–**	–
Lapsed during the year	**(2,837,500)**	(1,772,000)
Outstanding at 31 December (Note (b))	**10,221,000**	10,108,500

No share options were cancelled during the year (2002: nil).

Note (a)

Details of share options granted during the year were as follows:

	Date of grant	Exercisable period	Exercise price per share HK$	No. of shares in respect of options granted
Directors	23/09/2003	23/09/2004 - 27/10/2007	3.90	350,000
Other employees	23/09/2003	23/09/2004 - 27/10/2007	3.90	2,600,000
				2,950,000

Note (b)

Share options outstanding at the end of the year have the following terms:

	Date of grant	Exercisable period	Exercise price per share HK$	2003 No. of shares in respect of options granted	2002 No. of shares in respect of options granted
Directors	23/09/2003	23/09/2004 – 27/10/2007	3.90	**350,000**	–
Other employees	02/08/1999	02/08/2000 – 27/10/2007	5.00	**1,352,500**	1,752,000
	11/01/2000	11/01/2001– 27/10/2007	5.51	**1,078,500**	1,991,500
	20/04/2000	20/04/2001– 27/10/2007	6.05	**3,995,000**	5,320,000
	28/06/2001	28/06/2002– 27/10/2007	4.95	**845,000**	1,045,000
	23/09/2003	23/09/2004 – 27/10/2007	3.90	**2,600,000**	–
				10,221,000	10,108,500

25. Reserves

Group	Share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 January 2002							
As previously stated	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,089,878)	1,976,637
Effect of adopting SSAP 12 (revised) (note 3(n))	–	–	–	(186)	–	(14,532)	(14,718)
As restated	1,151,275	1,925,381	27,337	1,317	(38,981)	(1,104,410)	1,961,919
Share premium reduction (Note (a))	(1,105,290)	–	–	–	–	1,105,290	–
Repurchase of shares	(5,014)	(607,034)	–	–	–	–	(612,048)
Change in fair values of long-term investment shares	–	–	(23,091)	–	–	–	(23,091)
Revaluation reserve released on disposal	–	–	6	–	–	–	6
Exchange differences on consolidation	–	–	–	–	(463)	–	(463)
Deferred taxation directly credited to reserve (note 22)	–	–	–	8	–	–	8
Profit for the year	–	–	–	–	–	108,766	108,766
2002 interim dividend distribution	–	(62,438)	–	–	–	–	(62,438)
At 31 December 2002 (Note (b))	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659

Notes:

(a) In 2002, the share premium account was reduced by an amount of HK$1,105,290,000 to enable the Company to eliminate the accumulated losses which were resulted from the amortisation of intangible assets and goodwill on acquisition following the adoption of certain new SSAPs.

(b) The final dividend distribution of HK$62,438,000 for the year ended 31 December 2002 was paid out of the Company's contributed surplus.

Group	Share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000 (Note 2(a)(ii))	Translation reserve HK$'000	Retained profits HK$'000 (Note 2(a)(i))	Total HK$'000
At 1 January 2003							
As previously stated	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
Effect of adopting SSAP 12 (revised) (note 3(n))	–	–	–	(178)	–	(8,313)	(8,491)
As restated	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
Change in fair values of long-term investment shares	–	–	29,796	–	–	–	29,796
Revaluation reserve released on disposal	–	–	(1,212)	–	–	–	(1,212)
Translation reserve released on disposal	–	–	–	–	2,165	–	2,165
Exchange differences on consolidation	–	–	–	–	2,416	–	2,416
Profit for the year	–	–	–	–	–	1,762	1,762
2002 final dividend distribution	–	(62,438)	–	–	–	–	(62,438)
2003 interim dividend distribution	–	(31,219)	–	–	–	–	(31,219)
At 31 December 2003 (Note (a))	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929

Note:

(a) The proposed final dividend distribution of HK$62,438,000 for the year ended 31 December 2003 is to be paid out of the Company's contributed surplus.

Company	Share premium HK$'000	Contributed surplus HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 January 2002	1,151,275	2,203,259	(1,105,290)	2,249,244
Share premium reduction	(1,105,290)	–	1,105,290	–
Repurchase of shares	(5,014)	(607,034)	–	(612,048)
Profit for the year	–	–	19,323	19,323
2002 interim dividend distribution	–	(62,438)	–	(62,438)
At 31 December 2002	40,971	1,533,787	19,323	1,594,081

Company	Share premium HK$'000	Contributed surplus HK$'000	Retained profit HK$'000	Total HK$'000
At 1 January 2003	40,971	1,533,787	19,323	1,594,081
2002 final dividend distribution	–	(62,438)	–	(62,438)
2003 interim dividend distribution	–	(31,219)	–	(31,219)
At 31 December 2003	40,971	1,440,130	19,323	1,500,424

	Group	
	2003	2002 (Restated)
	HK$'000	HK$'000
Retained profits/(losses) attributable to:		
Company and subsidiaries	**142,049**	142,624
Associates	**(1,043)**	(7,450)
Jointly controlled entity	**(29,598)**	(25,528)
	111,408	109,646

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990 and the dividend contributions.

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the consolidated net asset value of the acquired subsidiaries and associate. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

In addition, the Company's share premium of HK$40,971,000 (2002: HK$40,971,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

26. Operating Lease Commitments

Future aggregate commitments for the forthcoming years under non-cancelable operating leases in respect of land and buildings at the balance sheet date are set out below:

	Group	
	2003 HK$'000	2002 HK$'000
Expiring within one year	**44,944**	59,659
Expiring in the second to fifth years, inclusive	**55,703**	70,694
	100,647	130,353

The operating lease rentals of certain retail outlets are based on the higher of a minimum guaranteed rental or a sales level based rental. The minimum guaranteed rental has been used to arrive at the above commitments.

27. Capital Commitments

	Group 2003 HK$'000	Group 2002 HK$'000
Capital commitments for property, plant and equipment:		
Contracted, but not provided for	**22,166**	16,598
Authorised, but not contracted for	**36,466**	62,415
	58,632	79,013

28. Future Operating Lease Arrangements

As at 31 December 2003, the Group had future aggregate minimum lease receipts under non-cancelable operating leases in respect of land and buildings as follows:

	Group 2003 HK$'000	Group 2002 HK$'000
Not later than one year	**14,881**	78,692
Later than one year but not later than five years	**7,216**	18,454
	22,097	97,146

29. Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of operating profit to net cash inflow from operations

	Group 2003 HK$'000	Group 2002 HK$'000
Operating profit	**47,480**	135,470
Loss on disposal of long-term investment shares	**2,267**	–
Deficit on revaluation of investment properties	**112,046**	75,061
Depreciation and amortisation	**83,261**	78,996
Interest income	**(1,543)**	(4,958)
Interest expenses	**5,194**	1,097
Dividend income from listed investments	**(1,427)**	(2,462)
Loss on disposal of fixed assets	**5,438**	646
Provision for asset impairment	**780**	-
Pension costs	**10,642**	4,497
Loss on disposal of investments in associates	**2,612**	–
Gain on disposal of subsidiaries	**(600)**	(25,136)
Increase/decrease in amounts due to/from associates	**399**	699
Increase in loan advanced to a jointly controlled entity	**(2,233)**	(4,003)
(Increase)/ decrease in inventories	**(3,504)**	15,916
(Increase)/ decrease in accounts receivable	**(7,257)**	2,802
Decrease in prepayments, deposits and other receivables	**4,020**	4,025
(Decrease)/increase in accounts payable and accrued liabilities	**(14,277)**	4,742
Increase in subscriptions in advance	**6,646**	3,410
Net cash inflow from operations	**249,944**	290,802

(b) Analysis of changes in financing during the year

Group	Interest-bearing bank loan HK$'000	Share capital (including share premium) HK$'000	Minority interests HK$'000	Contributed surplus HK$'000
Balance at 1 January 2002				
As previously reported	–	1,324,713	10,676	1,925,381
Effect of adopting SSAP 12 (revised) (note 3(n))	–	–	2	–
As restated	–	1,324,713	10,678	1,925,381
Non cash movement				
Share of profit	–	–	3,378	–
Disposal of subsidiaries	–	–	(2,113)	–
Liquidation of a subsidiary	–	–	18	–
Share premium reduction	–	(1,105,290)	–	–
Cash movement				
Purchases of additional interest in subsidiaries	–	–	(269)	–
Dividend paid to minority shareholders in subsidiary	–	–	(3,000)	–
Drawdown of bank loan	310,000	–	–	–
Repurchase of shares	–	(22,357)	–	(607,034)
2002 interim dividend distribution	–	–	–	(62,438)
Balance at 31 December 2002	310,000	197,066	8,692	1,255,909
Balance at 1 January 2003				
As previously reported	310,000	197,066	8,679	1,255,909
Effect of adopting SSAP 12 (revised) (note 3(n))	–	–	13	–
As restated	310,000	197,066	8,692	1,255,909
Non cash movement				
Share of profit	–	–	3,977	–
Acquisition of a subsidiary	–	–	8	–
Cash movement				
Dividend paid to minority shareholders in subsidiary	–	–	(3,000)	–
Repayment of bank loan	(80,000)	–	–	–
2002 final dividend distribution	–	–	–	(62,438)
2003 interim dividend distribution	–	–	–	(31,219)
Balance at 31 December 2003	230,000	197,066	9,677	1,162,252

(c) **Disposal of subsidiaries**

	Group	
	2003	2002
	HK$'000	HK$'000
Net assets disposed of:		
Fixed assets	**183**	4,620
Inventories	**6,058**	83
Accounts receivable	**401**	110
Prepayment, deposit and other receivables	**2,132**	4,902
Bank balances and deposits	**6**	1,660
Accounts and other payable	**(6,323)**	(2,900)
Taxation payable	–	(22)
Deferred taxation	–	(100)
Minority interests	–	(2,113)
	2,457	6,240
Satisfied by cash	**3,057**	33,384

Analysis of the net cash inflow in respect of the disposal of subsidiaries.

	Group	
	2003	2002
	HK$'000	HK$'000
Cash consideration	**3,057**	33,384
Cash and bank balances disposed of	**(6)**	(1,660)
Net cash inflow in respect of the disposal of subsidiaries	**3,051**	31,724

(d) **Purchase of a subsidiary**

During the year, the Group acquired 75% shareholding in a subsidiary with net asset value of HK$28,000. The cash consideration amounted to HK$1,691,000 and the cash balance acquired was HK$4,000.

30. Subsidiaries, Associates and A Jointly Controlled Entity

Particulars of the Company's principal subsidiaries and the Group's principal associates and a jointly controlled entity at 31 December 2003 are as follows:

Subsidiaries

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
Capital Artists Limited	Hong Kong	Ordinary HK$44,394,500	–	100%	Music publishing
Coastline International Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Highlight Trading (HK) Limited	Hong Kong	Ordinary HK$100,000	–	100%	Trading of health products
Lyton Investment Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Macheer Properties Limited	British Virgin Islands	Ordinary US$1	–	100%	Property holding
Markland Investments Limited	Hong Kong	Ordinary HK$2	–	100%	Investment holding
SCMP (1994) Limited	Hong Kong	Ordinary HK$2	100%	–	Investment holding
SCMP Book Publishing Limited	Hong Kong	Ordinary HK$2,000,000	–	100%	Book publishing
SCMP Hearst Publications Limited	Hong Kong	Ordinary HK$10,000	–	70%	Magazine publishing
SCMP Magazines Publishing Limited	Hong Kong	Ordinary HK$10,000	–	100%	Provision of pre-press services
SCMP Retailing (HK) Limited	Hong Kong	Ordinary HK$500,000	–	100%	Operation of retail outlets
SCMP.com Limited	Hong Kong	Ordinary HK$2	100%	–	Internet-related businesses
SCMP.com Holdings Limited	British Virgin Islands	Ordinary US$1	100%	–	Investment holding
Shanghai Nan Hong Information Services Co., Ltd. # (formerly known as Shanghai Strongnet Co., Ltd.)	The People's Republic of China (Equity joint-venture)	Registered capital US$200,000	–	97%	Recruiting and human resources internet services
South China Morning Post Publishers Limited	Hong Kong	Ordinary HK$201,000,000	–	100%	Newspaper and magazine publishing
South China Morning Post (S) Pte Ltd	Singapore	Ordinary S$3	–	100%	Advertising agent
Sunny Bright Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Indirect	Nature of business
Sunny Success Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Video-Film Productions Limited	Hong Kong	Ordinary HK$12,050	–	83%	Video and film post-production
West Side Assets Limited	British Virgin Islands	Ordinary US$1	–	100%	Investment holding

Associates

Company	Place of incorporation and operations	Percentage of equity attributable to the Group	Nature of business
Dymocks Franchise Systems (China) Limited #	Hong Kong	45%	Bookshop operation
The Post Publishing Public Company Limited #	Thailand	20.3%	Newspaper and magazine publishing

not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms

A jointly controlled entity

Company	Place of incorporation and operations	Percentage of equity attributable to the Group	Nature of business
SCMP Haymarket Publishing Limited	Hong Kong	51%	Magazine publishing

The above table lists the subsidiaries of the Company, associates and a jointly controlled entity of the Group which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

31. Related Party Transactions

Neither the Group nor the Company had any significant related party transactions. Details of the Group's related party transactions are disclosed in the Directors' Report.

32. Subsequent Event

On 2 March 2004, South China Morning Post Publishers Limited, TVE International Limited and SCMP Publications Limited (all being wholly owned subsidiaries of the Company) and SCMP Haymarket Publishing Limited (a jointly controlled entity in which the Company has a 51% interest) entered into a termination and release agreement with Haymarket Group Limited, Haymarket Publishing Services Limited, Haymarket Publishing (Hong Kong) Limited and Media & Marketing Limited (collectively "Haymarket Group"), pursuant to which the parties terminated the SCMP/Haymarket Publishing joint venture and distributed related assets in the joint venture to respective parties respectively. The overall loss on this transaction to the Group is estimated to be approximately HK$1 million.

33. Approval of the Financial Statements

The financial statements were approved by the Board of Directors on 30 March 2004.

2. SUMMARY OF UNAUDITED FINANCIAL INFORMATION

The financial information set out below is copied from pages 1 to 7 of the interim report of SCMP for the six months ended 30 June 2004. All the information in Part 2 of this Appendix I should be read in conjunction with the unaudited accounts which are included in the interim report of SCMP for the six months ended 30 June 2004.

INTERIM RESULTS

The unaudited interim results of the SCMP Group for the six months ended 30 June 2004 are as follows:

CONDENSED CONSOLIDATED PROFIT & LOSS ACCOUNT

	Note	Unaudited For the six months ended 30 June 2004 HK$'000	 2003 HK$'000
Turnover	2	**697,569**	613,635
Other revenue	3	**1,052**	1,938
Staff costs		**(184,546)**	(183,268)
Cost of production materials/sales		**(218,143)**	(203,016)
Rental and utilities		**(39,996)**	(44,289)
Depreciation and amortisation		**(42,471)**	(38,869)
Advertising and promotion		**(8,884)**	(5,438)
Other operating expenses		**(70,509)**	(79,159)
Gain on disposal of long-term investment shares		**4,242**	1,955
Gain on disposal of subsidiaries		–	600
Provision for asset impairment		–	(780)
Loss on termination of a jointly controlled entity		**(1,076)**	–
Profit from Operating Activities		**137,238**	63,309
Finance costs		**(700)**	(2,919)
Operating Profit		**136,538**	60,390
Share of profits less losses of associates		**4,138**	(1,695)
Share of loss of a jointly controlled entity		**(361)**	(3,575)
Profit before Taxation		**140,315**	55,120
Taxation	4	**(26,287)**	(19,678)
Profit after Taxation		**114,028**	35,442
Minority interests		**(2,615)**	(1,465)
Profit Attributable to Shareholders		**111,413**	33,977
Dividend Distribution			
Proposed interim dividend distribution of 5 cents (2003: 2 cents) per share		**78,047**	31,219
Earnings per share			
Basic	5	**7.14 cents**	2.18 cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30 June 2004 HK$'000	Audited 31 December 2003 HK$'000
Non-Current Assets			
Intangible assets	6	**37,663**	33,172
Fixed assets	7	**1,318,407**	1,347,348
Defined benefit plan's assets		**28,743**	27,070
Interests in associates		**37,672**	37,425
Interest in a jointly controlled entity		**–**	7,527
Long-term investment shares		**123,280**	128,320
		1,545,765	1,580,862
Current Assets			
Inventories		**38,428**	40,618
Accounts receivable	8	**173,543**	162,182
Prepayments, deposits and other receivables		**39,899**	42,994
Bank balances and deposits		**233,608**	159,804
		485,478	405,598
Current Liabilities			
Accounts payable and accrued liabilities	9	**131,843**	148,292
Taxation payable		**26,881**	5,817
Subscriptions in advance		**15,641**	22,931
Bank overdraft, secured		**–**	2,814
		174,365	179,854
Net Current Assets		**311,113**	225,744
Total Assets Less Current Liabilities		**1,856,878**	1,806,606
Non-Current Liabilities			
Minority interests		**12,292**	9,677
Interest-bearing bank loan, unsecured		**230,000**	230,000
Deferred taxation		**94,791**	96,905
		337,083	336,582
		1,519,795	1,470,024
Capital and Reserves			
Share capital	10	**156,095**	156,095
Reserves	11	**1,285,653**	1,251,491
Proposed dividend distribution	11	**78,047**	62,438
		1,363,700	1,313,929
		1,519,795	1,470,024

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited For the six months ended 30 June 2004 HK$'000	 2003 HK$'000
Net cash inflow from operating activities	**143,393**	103,151
Net cash outflow from investing activities	**(4,336)**	(25,536)
Net cash outflow from financing activities	**(62,439)**	(62,439)
Increase in cash and cash equivalents	**76,618**	15,176
Cash and cash equivalents at 1 January	**156,990**	138,992
Cash and cash equivalents at 30 June	**233,608**	154,168

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Unaudited For the six months ended 30 June 2004 HK$'000	 2003 HK$'000
At 1 January			
As previously reported		**1,470,024**	1,537,245
Changes in accounting policy	11	**–**	(8,491)
As restated		**1,470,024**	1,528,754
Surplus on revaluation of long-term investment shares	11	**4,069**	3,055
Deferred taxation directly charged to reserve	11	**–**	(14)
Exchange differences on consolidation	11	**(218)**	1,130
Net gains not recognised in the profit and loss account		**3,851**	4,171
Net profit for the period	11	**111,413**	33,977
Investment revaluation reserve released on disposal	11	**(3,054)**	(952)
Dividends	11	**(62,439)**	(62,439)
At 30 June		**1,519,795**	1,503,511

NOTES TO THE ACCOUNTS

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants, (as applicable to condensed interim accounts), and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31 December 2003.

2. Segment Information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and online publications, retailing, property holding and video and film post-production.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and contribution to operating profit by principal activity:

	Turnover For the six months ended 30 June		Contribution to operating profit For the six months ended 30 June	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Newspapers, magazines and other publications	**470,020**	354,270	**126,650**	17,194
Retailing	**197,407**	203,202	**(832)**	(1,201)
Investment properties	**7,332**	41,392	**4,986**	40,024
Video and film post-production	**11,808**	10,386	**(2,355)**	1,425
Entertainment	**11,002**	4,385	**8,089**	2,948
Total	**697,569**	613,635	**136,538**	60,390

3. Other Revenue

	For the six months ended 30 June	
	2004	2003
	HK$'000	HK$'000
Dividend income from listed investments	**142**	563
Interest income	**199**	874
Others	**711**	501
Total	**1,052**	1,938

4. Taxation

	For the six months ended 30 June 2004 HK$'000	2003 HK$'000
Company and subsidiaries:		
Hong Kong profits tax	**27,088**	12,901
Overseas taxation	**271**	113
Deferred taxation relating to the origination and reversal of temporary differences	**(2,114)**	(1,914)
Deferred taxation relating to an increase in tax rate	**–**	8,538
Share of taxation attributable to associates	**1,042**	40
Taxation charges	**26,287**	19,678

Hong Kong profits tax has been provided at a rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

5. Earnings per Share

The calculation of basic earnings per share is based on the profit for the period attributable to shareholders of HK$111,413,000 (2003: HK$33,977,000) and 1,560,945,596 (2003: 1,560,945,596) shares in issue during the period.

For the six months ended 30 June 2004 and 2003, the diluted earnings per share is not shown as there was no dilution effect.

6. Intangible Assets

	Publishing titles HK$'000	Software costs HK$'000	Assets in progress HK$'000	Total HK$'000
Cost:				
At 1 January 2004	1,820,000	24,028	10,583	1,854,611
Additions	–	–	6,344	6,344
At 30 June 2004	**1,820,000**	**24,028**	**16,927**	**1,860,955**
Accumulated amortisation:				
At 1 January 2004	1,820,000	1,439	–	1,821,439
Provided during the period	–	1,853	–	1,853
At 30 June 2004	**1,820,000**	**3,292**	**–**	**1,823,292**
Net book value:				
At 30 June 2004	**–**	**20,736**	**16,927**	**37,663**
At 31 December 2003	–	22,589	10,583	33,172

7. **Fixed Assets**

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Cost or valuation:					
At 1 January 2004	645,000	376,975	909,217	19,900	1,951,092
Additions	–	–	5,182	6,235	11,417
Reclassification	–	–	4,539	(4,539)	–
Acquisition of subsidiaries	–	–	1,721	–	1,721
Disposals	–	–	(9,662)	–	(9,662)
Translation differences	–	–	36	88	124
At 30 June 2004	**645,000**	**376,975**	**911,033**	**21,684**	**1,954,692**
Accumulated depreciation:					
At 1 January 2004	–	74,788	528,956	–	603,744
Provided during the period	–	3,916	36,702	–	40,618
Acquisition of subsidiaries	–	–	1,098	–	1,098
Disposals	–	–	(9,199)	–	(9,199)
Translation differences	–	–	24	–	24
At 30 June 2004	–	**78,704**	**557,581**	–	**636,285**
Net book value:					
At 30 June 2004	**645,000**	**298,271**	**353,452**	**21,684**	**1,318,407**
At 31 December 2003	645,000	302,187	380,261	19,900	1,347,348
Analysis of cost and valuation:					
At cost	–	343,975	911,033	21,684	1,276,692
At valuation – 1990	–	33,000	–	–	33,000
– 2003	645,000	–	–	–	645,000
	645,000	376,975	911,033	21,684	1,954,692

8. **Accounts Receivable**

The Group allows an average credit period of 7 days to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:

	30 June 2004		31 December 2003	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**84,144**	**44.9**	73,123	41.3
31 to 60 days	**51,400**	**27.4**	56,340	31.9
61 to 90 days	**35,520**	**18.9**	32,353	18.3
Over 90 days	**16,489**	**8.8**	15,056	8.5
Total	**187,553**	**100.0**	176,872	100.0
Less: Provision for bad and doubtful debts	**(14,010)**		(14,690)	
	173,543		162,182	

9. **Accounts Payable and Accrued Liabilities**

Included in accounts payable and accrued liabilities are the following trade payables:

	30 June 2004		31 December 2003	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**35,392**	**57.4**	40,616	55.7
31 to 60 days	**12,761**	**20.7**	19,097	26.2
61 to 90 days	**7,782**	**12.6**	7,761	10.7
Over 90 days	**5,713**	**9.3**	5,376	7.4
Total	**61,648**	**100.0**	72,850	100.0

10. Share Capital

	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2003: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

11. Reserves and Proposed Dividend Distribution

	Share premium HK$'000	Contributed surplus HK$'000	Investments revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2003							
As previously stated	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
Change in accounting policy							
Effects of adopting SSAP 12 (revised)	–	–	–	(178)	–	(8,313)	(8,491)
As restated	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
Change in fair values of long-term investment shares	–	–	3,055	–	–	–	3,055
Revaluation reserve released on disposal	–	–	(952)	–	–	–	(952)
Exchange differences on consolidation	–	–	–	–	1,130	–	1,130
Deferred taxation directly charged to reserve	–	–	–	(14)	–	–	(14)
Profit for the period	–	–	–	–	–	33,977	33,977
2002 final dividend distribution	–	(62,439)	–	–	–	–	(62,439)
At 30 June 2003	40,971	1,193,470	6,355	1,311	(38,314)	143,623	1,347,416
At 1 January 2004	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929
Change in fair values of long-term investment shares	–	–	4,069	–	–	–	4,069
Revaluation reserve released on disposal	–	–	(3,054)	–	–	–	(3,054)
Exchange differences on consolidation	–	–	–	–	(218)	–	(218)
Profit for the period	–	–	–	–	–	111,413	111,413
2003 final dividend distribution	–	(62,439)	–	–	–	–	(62,439)
At 30 June 2004 – Note (a)	40,971	1,099,813	33,851	1,325	(35,081)	222,821	1,363,700

Note (a) – The proposed interim dividend distribution of HK$78,047,000 for the six months ended 30 June 2004 is to be paid out of the Company's contributed surplus.

12. Approval of the Interim Financial Report

These interim accounts were approved by the Board of Directors on 6 September 2004.

3. INDEBTEDNESS

At the close of business on 31 August 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the SCMP Group had an outstanding bank loan of approximately HK$230.0 million, which is an unsecured Hong Kong dollar term loan at floating interest rate repayable in October 2005 and which is guaranteed by SCMP.

Save as aforesaid and apart from intra-group liabilities, the SCMP Group did not have, at the close of business on 31 August 2004, any loan capital issued and outstanding and authorised or otherwise created but unissued, or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, obligations under hire purchases contracts or finance leases, guarantees, or other material contingent liabilities (which are required to be disclosed in the financial statements of the SCMP Group pursuant to Hong Kong statement of standard accounting practice).

4. FINANCIAL AND TRADING PROSPECTS

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the SCMP Group since 31 December 2003 (being the date to which the latest published audited consolidated financial statements of the SCMP Group were made up).

The operating results of the SCMP Group for the six months ended 30 June 2004 improved significantly as compared with the same period last year when a weak economy and the outbreak of the Severe Acute Respiratory Syndrome (SARS) adversely affected the businesses of the SCMP Group. The Disposal is expected to have a material positive effect on the profits of the SCMP Group in the current financial year. The prospects of the SCMP Group will be affected further by the strength and pace of the economic recovery in Hong Kong, the level of advertising spending and inflation.

5. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the present available banking facilities, internal resources of the SCMP Group and the proceeds from the Disposal, the SCMP Group has sufficient working capital for its present requirements, that is for the next 12 months from the date of this circular, in the absence of unforeseen circumstances.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the SCMP Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' and chief executive's interest in securities

As at the Latest Practicable Date, the following Directors had the following interests and short positions in the shares, underlying shares or debentures of SCMP or any of its associated corporations (within the meaning of Part XV of the SFO) which were notifiable to SCMP and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein (collectively, the "Discloseable Interests"):

	Number of ordinary shares in SCMP (Note 4)				Approximate % interest in SCMP's issued share capital (Note 3)
Name of director	Personal interests	Family interests	Corporate interests	Total	
Mr. Kuok Khoon Ean (Note 1)	–	–	340,000	340,000	0.022%
Tan Sri Dr. Khoo Kay Peng (Note 2)	–	–	87,119,145	87,119,145	5.581%
Dr. The Hon. David Li Kwok Po	100,000	–	–	100,000	0.006%

Notes:

1. The interests in the 340,000 Shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. The interests in the 87,119,145 Shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through (i) MUI Media Ltd. as to 70,969,145 Shares and (ii) Bonham Industries Limited as to 16,150,000 Shares. As at 27 September 2004, Dr. Khoo was deemed to have an interest in approximately 32.31% of the issued capital of Pan Malaysian Industries Berhad which in turn holds approximately 46.56% of the issued capital of Malayan United Industries Berhad ("MUI Berhad"). MUI Media Ltd. is wholly owned by MUI Berhad. Dr. Khoo and his spouse are deemed to have interests in the entire issued capital of Bonham Industries Limited.

3. Approximate percentage calculated based on 1,560,945,596 Shares in issue as at the Latest Practicable Date.

4. All the interests stated above represent long positions in Shares.

Save as otherwise disclosed above, as at the Latest Practicable Date, none of the Directors or any chief executive of SCMP had any other Discloseable Interests.

Interests of other persons in share capital of SCMP

As at the Latest Practicable Date, according to the register required to be kept by SCMP under Section 336 of the SFO and so far as the Directors and the chief executive of SCMP are aware, the following persons (other than a Director or chief executive of SCMP) had, directly or indirectly, an interest or short position in the shares and underlying shares of SCMP which would be required to be disclosed to SCMP under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of Shareholder	Nature of interest	Number of Shares held (Note 10)	Approximate % interest in SCMP's issued share capital (Note 9)	Note
Kerry Media Limited	Beneficial owner	524,730,000	33.62%	1
Kerry 1989 (C.I.) Limited	Interest of controlled corporations	525,036,000	33.64%	2
Kerry Holdings Limited	Interest of controlled corporations	594,576,000	38.09%	3 & 4
Kerry Group Limited	Interest of controlled corporations	594,576,000	38.09%	4
Silchester International Investors Limited	Investment manager	203,005,000	13.01%	5 & 6
Sprucegrove Investment Management Ltd.	Investment manager	104,918,000	6.72%	5 & 7

Name of Shareholder	Nature of interest	Number of Shares held (Note 10)	Approximate % interest in SCMP's issued share capital (Note 9)	Note
Madam Chai Siew Phin Pauline	Interest of controlled corporation	87,119,145	5.58%	8
Templeton Global Advisors Ltd.	Investment manager	85,259,937	5.46%	5

Notes:

1. The interests in the 524,730,000 Shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.

2. The interests in the 525,036,000 Shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.

3. The interests in the 594,576,000 Shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

4. SCMP has been notified informally that, as at 30 June 2004, Kerry Group Limited and Kerry Holdings Limited were interested in 595,568,000 Shares (representing approximately 38.15% of SCMP's issued share capital) and the increase in shareholding was not required to be disclosed under Part XV of the SFO.

5. Investment manager acting on behalf of clients and not connected with SCMP.

6. Silchester International Investors Limited has informally notified SCMP that, as at 27 September 2004, it held 205,523,000 Shares (representing approximately 13.17% of SCMP's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

7. Sprucegrove Investment Management Ltd. has informally notified SCMP that, as at 27 September 2004, it held 103,634,000 Shares (representing approximately 6.64% of SCMP's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

8. The interests in the 87,119,145 Shares held by Madam Chai Siew Phin Pauline are duplicated in the interests for Tan Sri Dr. Khoo Kay Peng disclosed under the paragraph headed "Directors' and chief executive's interest in securities" of this circular.

9. Approximate percentage calculated based on 1,560,945,596 Shares in issue as at the Latest Practicable Date.

10. All the interests stated above represent long positions in Shares.

11. None of the interests stated above represent options in respect of SCMP's share capital.

Save as disclosed above, and so far as the Directors and the chief executive of SCMP are aware, there is no person who had an interest or short position in the Shares or underlying Shares which would be required to be disclosed to SCMP under the provisions of Divisions 2 and 3 of Part XV of the SFO as at the Latest Practicable Date.

Interests of other persons in share capital of other members of the SCMP Group

As at the Latest Practicable Date and so far as is known to the Directors and the chief executive of SCMP, no other person was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the SCMP Group:

Name	Name of substantial shareholder	% of issued share capital
SCMP Hearst Publications Limited	HMI China	30%
PC Home (Hong Kong) Limited	PC Home Inc.	10%

Note: None of the interests stated above represent options in respect of the share capital of any other member of the SCMP Group.

Save as disclosed above, and so far as the Directors and the chief executive of SCMP are aware, there is no person who was directly or indirectly beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the SCMP Group as at the Latest Practicable Date.

3. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors and his associates (as defined in the Listing Rules) are considered by SCMP to have interests in business which compete with, or might compete with, either directly or indirectly, with the business of the SCMP Group, other than those businesses where such Directors have been appointed to represent the interests of SCMP and/or other members of the SCMP Group.

4. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a) none of the Directors had any interest, direct or indirect, in any assets which have been, since 31 December 2003, the date to which the latest published audited consolidated financial statements of the SCMP Group were made up, acquired or disposed of by, or leased to any member of the SCMP Group, or are proposed to be acquired or disposed of by, or leased to, any member of the SCMP Group; and

(b) none of the Directors was materially interested in any contract or arrangement entered into by any member of the SCMP Group, which contract or arrangement is subsisting as at the Latest Practicable Date and which is significant in relation to the business of the SCMP Group.

5. DIRECTORS' INTEREST IN SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into or is proposing to enter into a service contract with any member of the SCMP Group (excluding contracts which may be terminated by the relevant member of the SCMP Group within one year without payment of any compensation (other than statutory compensation)).

6. LITIGATION

As at the Latest Practicable Date, neither SCMP nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against SCMP or any other member of the SCMP Group.

7. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the SCMP Group within the two years preceding 15 September 2004 (being the date of the Announcement) and up to and including the Latest Practicable Date:

(a) the Agreement;

(b) the escrow letter between the Purchaser, the Vendor and the Vendor's solicitors (as escrow agent) in relation to the Deposit; and

(c) the agreement for sale and purchase of shares dated 30 May 2003 between Growth Achieve Limited (a wholly-owned subsidiary of SCMP) as vendor, Media Group International Limited as purchaser and the Vendor as guarantor of Growth Achieve Limited in relation to the sale and purchase of the entire issued share capital of Retailcorp Limited (owner of the "Health Plus" business). The purchase consideration received by the SCMP Group under the agreement was approximately HK$3.1 million.

8. MISCELLANEOUS

(a) The company secretary of SCMP is Ms. Vera Leung, who is a solicitor of the Supreme Court of Hong Kong.

(b) The qualified accountant of SCMP is Ms. Li Yuk Ching (Christine), who is a fellow member of both The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants.

(c) The Hong Kong branch share registrar and transfer office of SCMP is Computershare Hong Kong Investor Services Limited at 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text in the case of any inconsistency.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of SCMP at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong during normal business hours on any weekday, except public holidays, from the date of this circular up to and including the date of the SGM:

(a) the memorandum of association and Bye-laws of SCMP;

(b) the annual report of SCMP for each of the two financial years ended 31 December 2002 and 2003;

(c) the published interim report of SCMP for the six months ended 30 June 2004; and

(d) the material contracts referred to in paragraph 7 of this Appendix II.

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Notice is hereby given that the special general meeting (the "**SGM**") of SCMP Group Limited ("**SCMP**") will be held at The Chater Room I-III, Level B1, The Ritz Carlton Hong Kong, No. 3 Connaught Road Central, Hong Kong on Thursday, 28 October 2004 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution of SCMP:

ORDINARY RESOLUTION

"**THAT** the conditional sale and purchase agreement dated 13 September 2004 entered into between SCMP Retailing (HK) Limited (the "Vendor"), a wholly-owned subsidiary of SCMP, and The Dairy Farm Company, Limited (the "Purchaser") (the "**Agreement**"), a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder and the implications of such transactions be and are hereby approved, confirmed and ratified; and the directors of SCMP be and are hereby authorised to exercise all such powers and do all such acts and things as they consider desirable, necessary or appropriate to implement or to give effect to the terms of the Agreement and the transactions contemplated thereunder (including, without limitation, exercising or enforcing any right thereunder) and to make and agree to such variations, amendments or modifications (if any) to the terms of the Agreement and the transactions contemplated therein as they may consider to be desirable, necessary or appropriate in the interest of SCMP."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 12 October 2004

As at the date hereof, the Board comprises Mr. Kuok Khoon Ean (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Mr. Ronald J. Arculli#, Tan Sri Dr. Khoo Kay Peng, Ms. Kuok Hui Kwong, Mr. Peter Lee Ting Chang#, Dr. The Hon. David Li Kwok Po# and Mr. Robert Ng Chee Siong.

Independent Non-executive Director

Notes:

(1) A member entitled to attend and vote at the SGM (or at any adjournment thereof) is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of 2 or more shares in

* *For identification purpose only.*

SCMP is entitled to appoint more than one proxy to attend and vote in his/her stead. A proxy need not be a member of SCMP. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-laws of SCMP.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the SGM (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of SCMP in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) A form of proxy for use at the SGM is enclosed. To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the branch share registrar of SCMP in Hong Kong, Computershare Hong Kong Investor Services Limited at 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the SGM. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the SGM (or any adjourned meeting thereof) if the member so wishes.

(5) Members of SCMP are advised to read the circular to the Shareholders dated 12 October 2004 which contains information concerning the resolution to be proposed in this notice.

The existing Bye-Law 70 of SCMP sets out the procedures by which Shareholders may demand a poll:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll). A poll may be demanded by:

(i) the chairman of the meeting;

(ii) at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting;

(iii) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in SCMP, conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of SCMP shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolutions.

SCMP現時之公司細則第70條載有股東要求以投票方式表決的程序：

於任何股東大會，提呈股東大會表決之決議案均以舉手方式表決，除非要求以投票方式表決(在宣布以舉手投票方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時)。下列人士可要求以投票方式表決：

(i) 會議主席；

(ii) 最少三名親自出席並於當時有權於會議上投票之股東或法團授權代表或受委託代表；

(iii) 任何親自出席之一位或多位股東或法團授權代表或受委託代表，彼等須代表不少於全體有權於會議上投票之股東之總投票權十分之一；或

(iv) 任何親自出席之一位或多位股東或法團授權代表或受委託代表出席並持有獲賦予於會議上投票權利之SCMP股份，而該等股份之實繳股款總額不少於全部賦予該項權利之股份實繳股款總額十分之一。

除非要求以投票方式表決及未有撤銷該要求，會議主席宣布決議案以舉手方式表決通過、或一致通過、或以大比數通過或否決，並在SCMP會議記錄內載錄該表決結果，儘管未有載錄贊成或反對該決議案的投票數目或比例，該記錄為決議案最終表決結果。

須為SCMP股東。除SCMP之公司細則另有規定外，以舉手方式投票表決時，倘股東委派超過一位代表，該等代表將合共有一票。

(2) 委任代表之文據必須由委任人或其正式授權之代表書寫，或倘委任人為一法團，則必須蓋上公司印鑑或由獲正式授權之行政人員或正式獲授權之代理人簽署。

(3) 如屬任何股份之聯名登記持有人，則任何一位該等人士可就該等股份親自或委派代表在股東特別大會(或其任何續會)上投票，猶如彼為唯一有權投票之人士；若超過一位聯名股份持有人親自或委派代表出席大會，則出席者中只有在SCMP之股東名冊上排名較先之聯名股份持有人，方有權就有關股份在大會上投票。已身故之股東的遺囑執行人或遺產管理人將就此被視作有關股份的聯名持有人。

(4) 隨函附上股東特別大會使用之代表委託書。代表委託書及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書之副本，須於股東特別大會指定舉行時間不少於48小時前交回SCMP在香港之股票過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方為有效。填妥及交回代表委託書後，股東仍可親自出席股東特別大會(或其任何續會)及在大會上投票。

(5) 務請股東細閱日期為二零零四年十月十二日SCMP致股東之通函，當中載有關於本通告所提呈之決議案的資料。

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

茲通告SCMP集團有限公司(「**SCMP**」)股東特別大會(「**股東特別大會**」)謹訂於二零零四年十月二十八日(星期四)上午十一時正，假座香港干諾道中三號麗嘉酒店B1層宴會廳I-III舉行，以考慮及酌情通過下列決議案為SCMP之普通決議案：

普通決議案

「**動議**批准、確認及追認南華早報零售有限公司(「賣方」)(SCMP之全資附屬公司)與The Dairy Farm Company, Limited(「買方」)於二零零四年九月十三日訂立之有條件買賣協議(「**協議**」)(註有「A」字樣之副本已提呈大會，並經大會主席簽署以資識別)，及協議項下的交易，以及交易所涉及的事項；並授權SCMP董事行使及採取所有其認為合適、必須或適當的權力和行動及事項，以落實或促使協議條款及協議項下交易生效(包括，但不限於，行使或執行協議項下的任何權利)，以及對協議的任何條款及其項下的交易作出及同意彼等認為符合SCMP之利益的變更、修改或修訂(如有)。」

承董事會命
公司秘書
梁慧寶

香港，二零零四年十月十二日

於本通告日期，董事會成員包括郭孔演先生(主席)、Roberto V. Ongpin先生(副主席)、夏佳理先生#、邱繼炳博士、郭惠光女士、利定昌先生#、李國寶博士#及黃志祥先生。

\# *獨立非執行董事*

附註：

(1) 凡有權出席股東特別大會(或其任何續會)及投票之股東, 均有權委派一位或多位代表出席及投票，持有兩股或以上SCMP股份之股東，有權委派超過一位代表出席及投票，受委託代表無

* *僅供識別*

(d) 本通函之中英文本如有任何歧義，應以英文本為準。

9. 備查文件

以下文件可於本通函日期起至(並包括)股東特別大會日期之期間內，於星期一至星期六(公眾假期除外)之一般營業時間內於SCMP之辦事處查閱，地址為香港新界大埔工業邨大發街22號南華早報中心：

(a) SCMP之組織章程細則及公司細則；

(b) SCMP截至二零零二年及二零零三年十二月三十一日止兩個財務年度之年報；

(c) SCMP截至二零零四年六月三十日止六個月已刊發之中期報告；及

(d) 本附錄二第七段所指之重大合約。

5. 董事於服務合約之利益

於最後實際可行日期，概無董事與SCMP集團內任何成員公司簽訂或擬簽訂服務合約（SCMP集團之有關成員公司可於一年內不須作出賠償（法定賠償除外）而可予以終止之合約除外）。

6. 訴訟

於最後實際可行日期，SCMP或其任何附屬公司均無涉及任何重大訴訟或訟裁，董事亦不知悉SCMP或SCMP集團任何其他成員公司尚有任何未解決或面臨威脅之重大訴訟或索償。

7. 重大合約

以下合約（並非日常業務中訂立者）由SCMP集團之成員公司，於二零零四年九月十五日（通告刊發日期）前兩年內，直至並包括最後實際可行日期所簽訂：

(a) 協議；

(b) 買方、賣方及賣方之律師（作為托管代理人）訂定有關訂金之托管函件；及

(c) Growth Achieve Limited（SCMP之全資附屬公司）為賣方、Media Group International Limited為買方及賣方為Growth Achieve Limited作擔保人，於二零零三年五月三十日簽訂有關買賣Retailcorp Limited（「健怡坊」業務之擁有人）全部已發行股本之股份買賣協議。按該協議SCMP集團收取之購買代價約為3.1百萬港元。

8. 其他

(a) SCMP之公司秘書為梁慧寶女士，彼為香港最高法院認可律師。

(b) SCMP之合資格會計師為李玉貞女士，彼為香港會計師公會及特許公認會計師公會之資深會員。

(c) SCMP在香港的股票過戶分處為香港中央證券登記有限公司，其地址為香港皇后大道東183號合和中心46樓。

其他人士於SCMP集團其他成員公司股本之權益

於最後實際可行日期及就董事和SCMP之最高行政人員所知，概無其他人士直接或間接擁有面值10%或以上之任何類別股本（附有在一切情況下在SCMP集團內任何其他成員公司之股東大會上投票的權利）：

公司名稱	主要股東名稱	佔已發行股本百分比
SCMP Hearst Publications Limited	HMI China	30%
電腦家庭（香港）有限公司	PC Home Inc.	10%

附註： 上述權益概無為SCMP集團任何其他成員公司之股本中之購股權。

除上述所披露外，及就董事及SCMP之最高行政人員所知，於最後實際可行日期，概無人士直接或間接實益擁有面值10%或以上之任何類別股本（附有在一切情況下在SCMP集團內任何其他成員公司之股東大會上投票的權利）。

3. 競爭利益

於最後實際可行日期，董事及其聯繫人士（定義見上市規則）均無在SCMP認為與SCMP集團業務構成或可能構成直接或間接競爭之業務中佔有權益，董事獲委派代表SCMP及/或SCMP集團內其他成員公司之業務權益除外。

4. 董事之其他利益

於最後實際可行日期：

(a) 概無董事自二零零三年十二月三十一日（SCMP集團最近期公布經審核綜合財務報表之結算日期）後由SCMP集團內任何成員公司收購或出售或租用之任何資產中，或SCMP集團內任何成員公司擬收購或出售或租用之任何資產中，擁有直接或間接之利益關係；及

(b) 概無董事在SCMP集團內任何成員公司所簽訂之合約或安排中有重大利益關係，而該等合約或安排於最後實際可行日期仍然生效，並與SCMP集團之業務有重要關係。

股東名稱	權益性質	持有股份股數 (附註10)	約佔SCMP已發行股本百分比 (附註9)	附註
Chai Siew Phin Pauline女士	受控制法團權益	87,119,145	5.58%	8
Templeton Global Advisors Ltd.	投資經理	85,259,937	5.46%	5

附註：

1. Kerry Media Limited 所持有之524,730,000股股份權益，與上文所述Kerry 1989 (C.I.) Limited、Kerry Holdings Limited 及Kerry Group Limited 各自之權益重複。

2. Kerry 1989 (C.I.) Limited 所持有之525,036,000股股份權益，與上文所述Kerry Holdings Limited 及Kerry Group Limited 各自之權益重複。

3. Kerry Holdings Limited 所持有之594,576,000股股份權益，與上文所述Kerry Group Limited 之權益重複。

4. SCMP獲非正式通知，於二零零四年六月三十日，Kerry Group Limited 及Kerry Holdings Limited 於595,568,000股股份擁有權益，佔SCMP已發行股本約38.15%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

5. 代表客戶行事之投資經理，與SCMP並無關連。

6. Silchester International Investors Limited已非正式通知SCMP，於二零零四年九月二十七日，彼持有205,523,000股股份，佔SCMP已發行股本約13.17%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

7. Sprucegrove Investment Management Ltd.已非正式通知SCMP，於二零零四年九月二十七日，彼持有103,634,000股股份，佔SCMP已發行股本約6.64%，而減持該等股份毋須根據證券及期貨條例第XV部作出披露。

8. Chai Siew Phin Pauline 女士所持有之87,119,145股股份權益，與本通函「董事及最高行政人員於證券之權益」一節中邱繼炳博士所持有之權益重複。

9. 約佔百分比按於最後實際可行日期已發行股份1,560,945,596股計算。

10. 上述所有權益均為股份中之好倉。

11. 上述權益概無為SCMP股本中之購股權。

除上述所披露外，及就董事和SCMP之最高行政人員所知，於最後實際可行日期，概無人士就其擁有股份或相關股份之權益或淡倉，須根據證券及期貨條例第XV部第2及第3分部向SCMP披露。

3. 約佔百分比按於最後實際可行日期之已發行股份1,560,945,596股計算。

4. 上述所有權益均為股份中之好倉。

除上文另作披露外，於最後實際可行日期，概無董事或SCMP之最高行政人員擁有任何其他須予披露之權益。

其他人士於SCMP股本之權益

於最後實際可行日期，根據證券及期貨條例第336條SCMP須備存之登記冊所示及就董事和SCMP之最高行政人員所知，下列人士(並非董事或SCMP之最高行政人員)須根據證券及期貨條例第XV部第2及第3分部向SCMP披露，其於SCMP之股份及相關股份中直接或間接擁有之權益或淡倉：

股東名稱	權益性質	持有股份股數 (附註10)	約佔SCMP已發行股本百分比 (附註9)	附註
Kerry Media Limited	實益擁有人	524,730,000	33.62%	1
Kerry 1989 (C.I.) Limited	受控制法團權益	525,036,000	33.64%	2
Kerry Holdings Limited	受控制法團權益	594,576,000	38.09%	3及4
Kerry Group Limited	受控制法團權益	594,576,000	38.09%	4
Silchester International Investors Limited	投資經理	203,005,000	13.01%	5及6
Sprucegrove Investment Management Ltd.	投資經理	104,918,000	6.72%	5及7

1. 責任聲明

本通函的資料乃遵照上市規則而刊載，旨在提供有關SCMP集團的資料。各董事就本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知，於本通函所發表之意見乃經審慎周詳考慮後始作出，而本通函並無遺漏其他事項，致使本通函所載之任何陳述產生誤導。

2. 披露權益

董事及最高行政人員於證券之權益

於最後實際可行日期，根據證券及期貨條例第XV部第7及第8分部（包括持有或按證券及期貨條例被視為持有之權益及淡倉）或上市規則內之上市公司董事進行證券交易標準守則，而知會SCMP及聯交所，或根據證券及期貨條例第352條內所指之登記冊所登記（統稱「須予披露之權益」），以下董事於SCMP或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債權證中擁有之權益及淡倉如下：

	SCMP之普通股股份數目（附註4）				約佔SCMP已發行股本
董事姓名	個人權益	家族權益	公司權益	總計	百分比（附註3）
郭孔演先生（附註1）	–	–	340,000	340,000	0.022%
邱繼炳博士（附註2）	–	–	87,119,145	87,119,145	5.581%
李國寶博士	100,000	–	–	100,000	0.006%

附註：

1. 該340,000股股份之權益被視作由郭孔演先生透過Allerlon Limited而持有之公司權益，Allerlon Limited 由郭先生及其配偶全資擁有。

2. 該87,119,145股股份之權益被視作由邱繼炳博士透過下述公司而持有之公司權益，(i) MUI Media Ltd. 佔70,969,145股股份及(ii)Bonham Industries Limited 佔16,150,000股股份。於二零零四年九月二十七日，邱博士被視作持有Pan Malaysian Industries Berhad 已發行股本約32.31%權益，而Pan Malaysian Industries Berhad 則持有Malayan United Industries Berhad（「MUI Berhad」）已發行股本約46.56%權益。MUI Media Ltd. 由MUI Berhad 全資擁有。邱博士及其配偶被視作擁有Bonham Industries Limited 之已發行股本所有權益。

3. 債務

於二零零四年八月三十一日(即編印本通函前作此債務陳述的最後實際可行日期)辦公時間結束時，SCMP集團未償還的銀行借貸約為230.0百萬港元，為無抵押有期港元浮息貸款，須於二零零五年十月償還，並由SCMP作擔保。

除上文所述者及集團內成員公司之間的負債外，於二零零四年八月三十一日辦公時間結束時，SCMP集團概無任何已發行及尚未償還，以及法定或以其他方式設定但未發行，或已同意將發行的借貸資本、銀行透支、借貸或其他類似債務、承兑負債或承兑信貸、債券、按揭、押記、租購合約或財務租約的責任、擔保或其他重大或然負債(須根據香港會計實務準則於SCMP集團之財務報表作出披露)。

4. 財務及經營前景

於最後實際可行日期，董事並無發現自二零零三年十二月三十一日(即SCMP集團最近期公布經審核綜合財務報表之結算日期)以來，SCMP集團之財務或經營狀況有任何重大不利的變動。

SCMP集團截至二零零四年六月三十日止六個月之經營業績，比對於上年度同期有顯著的進步，當時經濟疲弱，加上非典型肺炎爆發對SCMP集團之業務造成負面影響。預期出售事項對SCMP集團於本財務年度之盈利將帶來重大正面影響。SCMP集團之前景亦將受香港經濟復甦的幅度和步伐、廣告開支水平及通漲所影響。

5. 營運資金

董事認為(經計及現有可供動用的銀行信貸、SCMP集團的內部資源及出售事項所得款項)SCMP集團(在並無未能預見的情況下)有足夠營運資金應付其現有需要(即本通函日期起計未來十二個月)。

10.股本

	二零零四年六月三十日 (未經審核) 港幣千元	二零零三年十二月三十一日 (經審核) 港幣千元
法定股本：		
5,000,000,000股，每股面值0.10港元	**500,000**	500,000
已發行及實收股本：		
1,560,945,596(二零零三年：1,560,945,596)股，每股面值0.10港元	**156,095**	156,095

11.儲備及擬派股息分派

	股份溢價 港幣千元	繳入盈餘 港幣千元	投資重估儲備 港幣千元	資產重估儲備 港幣千元	匯兑儲備 港幣千元	保留盈利 港幣千元	總計 港幣千元
於二零零三年一月一日							
如前呈報	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
會計政策變動							
採納會計實務準則第12號(經修訂)之影響	–	–	–	(178)	–	(8,313)	(8,491)
經重列	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
長期投資股份公平價值之變動	–	–	3,055	–	–	–	3,055
出售時變現之重估儲備	–	–	(952)	–	–	–	(952)
綜合賬目時產生之匯兑差額	–	–	–	–	1,130	–	1,130
直接在儲備扣除之遞延税項	–	–	–	(14)	–	–	(14)
期內盈利	–	–	–	–	–	33,977	33,977
二零零二年末期股息分派	–	(62,439)	–	–	–	–	(62,439)
於二零零三年六月三十日	40,971	1,193,470	6,355	1,311	(38,314)	143,623	1,347,416
於二零零四年一月一日	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929
長期投資股份公平價值之變動	–	–	4,069	–	–	–	4,069
出售時變現之重估儲備	–	–	(3,054)	–	–	–	(3,054)
綜合賬目時產生之匯兑差額	–	–	–	–	(218)	–	(218)
期內盈利	–	–	–	–	–	111,413	111,413
二零零三年末期股息分派	–	(62,439)	–	–	–	–	(62,439)
於二零零四年六月三十日—附註(a)	40,971	1,099,813	33,851	1,325	(35,081)	222,821	1,363,700

附註(a) — 截至二零零四年六月三十日止六個月擬派之中期股息分派78,047,000港元將由本公司繳入盈餘中支付。

12.中期財務報告之批核

此中期報表於二零零四年九月六日經董事會批核。

7. 固定資產

	投資物業 港幣千元	長期業權之土地及樓宇 港幣千元	其他固定資產 港幣千元	在建資產 港幣千元	總計 港幣千元
成本或估值：					
於二零零四年一月一日	645,000	376,975	909,217	19,900	1,951,092
添置	–	–	5,182	6,235	11,417
重新分類	–	–	4,539	(4,539)	–
收購附屬公司	–	–	1,721	–	1,721
出售	–	–	(9,662)	–	(9,662)
匯兑差異	–	–	36	88	124
於二零零四年六月三十日	**645,000**	**376,975**	**911,033**	**21,684**	**1,954,692**
累積折舊：					
於二零零四年一月一日	–	74,788	528,956	–	603,744
期內撥備	–	3,916	36,702	–	40,618
收購附屬公司	–	–	1,098	–	1,098
出售	–	–	(9,199)	–	(9,199)
匯兑差異	–	–	24	–	24
於二零零四年六月三十日	**–**	**78,704**	**557,581**	**–**	**636,285**
賬面淨值：					
於二零零四年六月三十日	**645,000**	**298,271**	**353,452**	**21,684**	**1,318,407**
於二零零三年十二月三十一日	645,000	302,187	380,261	19,900	1,347,348
成本及估值分析：					
成本	–	343,975	911,033	21,684	1,276,692
估值 － 一九九零年	–	33,000	–	–	33,000
－ 二零零三年	645,000	–	–	–	645,000
	645,000	376,975	911,033	21,684	1,954,692

8. 應收款項

本集團給予其貿易客戶七天至九十天平均信用期限，應收貿易款項之賬齡分析如下：

	二零零四年六月三十日		二零零三年十二月三十一日	
	結餘 港幣千元	**百分比 %**	**結餘 港幣千元**	**百分比 %**
零至三十日	**84,144**	**44.9**	73,123	41.3
三十一日至六十日	**51,400**	**27.4**	56,340	31.9
六十一日至九十日	**35,520**	**18.9**	32,353	18.3
多於九十日	**16,489**	**8.8**	15,056	8.5
總計	**187,553**	**100.0**	176,872	100.0
減：呆壞賬撥備	**(14,010)**		(14,690)	
	173,543		162,182	

9. 應付款項及應計負債

計入應付款項及應計負債之應付貿易款項如下：

	二零零四年六月三十日		二零零三年十二月三十一日	
	結餘 港幣千元	**百分比 %**	**結餘 港幣千元**	**百分比 %**
零至三十日	**35,392**	**57.4**	40,616	55.7
三十一日至六十日	**12,761**	**20.7**	19,097	26.2
六十一日至九十日	**7,782**	**12.6**	7,761	10.7
多於九十日	**5,713**	**9.3**	5,376	7.4
總計	**61,648**	**100.0**	72,850	100.0

4. 稅項

	截至六月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
公司及附屬公司：		
香港利得稅	**27,088**	12,901
海外稅項	**271**	113
有關暫時差異所產生及撥回之遞延稅項	**(2,114)**	(1,914)
稅率調高所引致之遞延稅項	**–**	8,538
應佔聯營公司稅項	**1,042**	40
稅項支出	**26,287**	19,678

香港利得稅乃以期內估計應課稅盈利按17.5%（二零零三年：17.5%）稅率計算。海外地區所得盈利之稅項乃根據期內估計應課稅盈利，按本集團經營業務所在國家之適用稅率計算。

5. 每股盈利

每股基本盈利乃根據期內股東應佔盈利111,413,000港元（二零零三年：33,977,000港元）及於期內已發行之股份1,560,945,596股（二零零三年：1,560,945,596股）計算。

截至二零零四年及二零零三年六月三十日止六個月，由於並無具攤薄影響之事項發生，故並無呈列每股攤薄盈利。

6. 無形資產

	出版產權	軟件成本	在建資產	總計
	港幣千元	港幣千元	港幣千元	港幣千元
成本：				
於二零零四年一月一日	1,820,000	24,028	10,583	1,854,611
添置	–	–	6,344	6,344
於二零零四年六月三十日	**1,820,000**	**24,028**	**16,927**	**1,860,955**
累計攤銷：				
於二零零四年一月一日	1,820,000	1,439	–	1,821,439
期內撥備	–	1,853	–	1,853
於二零零四年六月三十日	**1,820,000**	**3,292**	**–**	**1,823,292**
賬面淨值：				
於二零零四年六月三十日	**–**	**20,736**	**16,927**	**37,663**
於二零零三年十二月三十一日	–	22,589	10,583	33,172

賬項附註

1. 編製基準及會計政策

本集團之未經審核綜合中期財務報表摘要(「中期報表」)乃按照香港會計師公會頒佈之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」(適用於綜合中期財務報表摘要)及香港聯合交易所有限公司之證券上市規則附錄十六之規定而編製。

此中期報表應與二零零三年年報一併閱讀。

編製此中期報表所採用之會計政策及計算方法與截至二零零三年十二月三十一日止年度之全年報表所採用者一致。

2. 分部資料

本公司於本期間為投資控股公司。本集團之主要業務包括出版、印刷及分銷《*南華早報*》、《*星期日南華早報*》及其他印刷及網上刊物、零售業務、物業持有,以及錄像及影片後期製作。

本集團業務大部份均以香港為基地,而本集團根據主要業務劃分之營業額及經營盈利貢獻之分析如下:

	營業額 截至六月三十日止六個月		對經營盈利之貢獻 截至六月三十日止六個月	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
報章、雜誌及其他刊物	**470,020**	354,270	**126,650**	17,194
零售	**197,407**	203,202	**(832)**	(1,201)
投資物業	**7,332**	41,392	**4,986**	40,024
錄像及影片後期製作	**11,808**	10,386	**(2,355)**	1,425
娛樂	**11,002**	4,385	**8,089**	2,948
總計	**697,569**	613,635	**136,538**	60,390

3. 其他收益

	截至六月三十日止六個月	
	二零零四年 港幣千元	二零零三年 港幣千元
上市證券投資之股息收入	**142**	563
利息收入	**199**	874
其他	**711**	501
總計	**1,052**	1,938

綜合現金流量表摘要

	未經審核 截至六月三十日止六個月 二零零四年 港幣千元	 二零零三年 港幣千元
經營業務之現金流入淨額	**143,393**	103,151
投資活動之現金流出淨額	**(4,336)**	(25,536)
融資活動之現金流出淨額	**(62,439)**	(62,439)
現金及現金等值之增加	**76,618**	15,176
於一月一日之現金及現金等值	**156,990**	138,992
於六月三十日之現金及現金等值	**233,608**	154,168

綜合權益變動表摘要

	附註	未經審核 截至六月三十日止六個月 二零零四年 港幣千元	 二零零三年 港幣千元
於一月一日			
如前呈報		**1,470,024**	1,537,245
會計政策變動	11	**–**	(8,491)
經重列		**1,470,024**	1,528,754
長期投資股份重估盈餘	11	**4,069**	3,055
直接在儲備扣除之遞延稅項	11	**–**	(14)
綜合賬目時產生之匯兌差額	11	**(218)**	1,130
未於損益賬中確認之淨收益		**3,851**	4,171
期內盈利	11	**111,413**	33,977
於出售時變現之投資重估儲備	11	**(3,054)**	(952)
股息	11	**(62,439)**	(62,439)
於六月三十日		**1,519,795**	1,503,511

綜合資產負債表摘要

	附註	未經審核 二零零四年 六月三十日 港幣千元	經審核 二零零三年 十二月三十一日 港幣千元
非流動資產			
無形資產	6	**37,663**	33,172
固定資產	7	**1,318,407**	1,347,348
界定利益計劃之資產		**28,743**	27,070
聯營公司之權益		**37,672**	37,425
共同控制企業之權益		**–**	7,527
長期投資股份		**123,280**	128,320
		1,545,765	1,580,862
流動資產			
存貨		**38,428**	40,618
應收款項	8	**173,543**	162,182
預付費用、按金及其他應收賬款		**39,899**	42,994
銀行結餘及存款		**233,608**	159,804
		485,478	405,598
流動負債			
應付款項及應計負債	9	**131,843**	148,292
應付税項		**26,881**	5,817
預收訂閱費		**15,641**	22,931
有抵押銀行透支		**–**	2,814
		174,365	179,854
流動資產淨值		**311,113**	225,744
總資產減流動負債		**1,856,878**	1,806,606
非流動負債			
少數股東權益		**12,292**	9,677
無抵押計息銀行貸款		**230,000**	230,000
遞延税項		**94,791**	96,905
		337,083	336,582
		1,519,795	1,470,024
資本及儲備			
股本	10	**156,095**	156,095
儲備	11	**1,285,653**	1,251,491
擬派股息分派	11	**78,047**	62,438
		1,363,700	1,313,929
		1,519,795	1,470,024

2. 未經審核財務資料概述

以下財務資料轉載自截至二零零四年六月三十日止六個月之SCMP中期報告內第1頁至第7頁。本附錄一第2部份所有資料應與截至二零零四年六月三十日止六個月之SCMP中期報告所載之未經審核賬目一併閱讀。

中期業績

SCMP集團截至二零零四年六月三十日止六個月未經審核之中期業績如下：

綜合損益表摘要

		未經審核 截至六月三十日止六個月	
		二零零四年	二零零三年
	附註	港幣千元	港幣千元
營業額	2	**697,569**	613,635
其他收益	3	**1,052**	1,938
員工成本		**(184,546)**	(183,268)
生產原料/銷售成本		**(218,143)**	(203,016)
租金及設施		**(39,996)**	(44,289)
折舊及攤銷		**(42,471)**	(38,869)
廣告及宣傳		**(8,884)**	(5,438)
其他經營開支		**(70,509)**	(79,159)
出售長期投資股份之收益		**4,242**	1,955
出售附屬公司之收益		**–**	600
資產減值之撥備		**–**	(780)
終止共同控制企業之虧損		**(1,076)**	–
經營業務所得盈利		**137,238**	63,309
財務費用		**(700)**	(2,919)
經營盈利		**136,538**	60,390
應佔聯營公司盈利減虧損		**4,138**	(1,695)
應佔共同控制企業虧損		**(361)**	(3,575)
除稅前盈利		**140,315**	55,120
稅項	4	**(26,287)**	(19,678)
除稅後盈利		**114,028**	35,442
少數股東權益		**(2,615)**	(1,465)
股東應佔盈利		**111,413**	33,977
股息分派			
擬派中期股息分派每股5仙 （二零零三年：2仙）		**78,047**	31,219
每股盈利			
基本	5	**7.14仙**	2.18仙

公司名稱	成立/註冊及營業地區(法定企業類別)	已發行/註冊股本面值	持有比率 直接	持有比率 間接	業務性質
新利成發展有限公司	香港	普通股份2港元	–	100%	物業持有
香港影視製作有限公司	香港	普通股份12,050港元	–	83%	錄像及影片後期製作
West Side Assets Limited	英屬維爾京群島	普通股份1美元	–	100%	投資控股

聯營公司

公司名稱	成立及營業地區	本集團應佔股份百分比	業務性質
Dymocks Franchise Systems (China) Limited #	香港	45%	經營書店
The Post Publishing Public Company Limited #	泰國	20.3%	報章及雜誌出版

並非由香港羅兵咸永道會計師事務所或其他羅兵咸永道會計師事務所國際成員審核

共同控制企業

公司名稱	成立及營業地區	本集團應佔股份百分比	業務性質
華曦出版有限公司	香港	51%	雜誌出版

董事會認為，以上所列之本公司附屬公司及本集團之聯營公司以及共同控制企業均主要影響本集團年內業績或佔本集團資產淨值重大比例。由於所需篇幅過份冗長關係，董事會決定不載列其他附屬公司及聯營公司之詳細資料。

31.關連人士交易

本集團及本公司概無任何重大關連人士交易。本集團之關連人士交易詳情披露於董事會報告中。

32.結算日後事項

於二零零四年三月二日，南華早報出版有限公司、電視企業國際有限公司、SCMP Publications Limited(全部為本公司之全資附屬公司)及華曦出版有限公司(本公司擁有51%權益之共同控制企業)，與Haymarket Group Limited、Haymarket Publishing Services Limited、Haymarket Publishing (Hong Kong) Limited及Media & Marketing Limited(統稱為「Haymarket集團」)簽訂一項終止及解除協議，據此，協議各方終止南華早報/Haymarket Publishing合作經營，並分配合作經營之有關資產予協議各方。本集團於此交易之總虧損估計約為1百萬港元。

33.財務報告之批准

本財務報告已於二零零四年三月三十日獲董事會批准。

30. 附屬公司、聯營公司及共同控制企業

於二零零三年十二月三十一日，本公司主要附屬公司以及本集團主要聯營公司及共同控制企業之詳情如下：

附屬公司

公司名稱	成立/註冊及營業地區(法定企業類別)	已發行/註冊股本面值	持有比率 直接	持有比率 間接	業務性質
華星唱片出版有限公司	香港	普通股份 44,394,500港元	–	100%	音樂出版
Coastline International Limited	巴哈馬共和國	普通股份2美元	–	100%	物業持有
精華貿易(香港)有限公司	香港	普通股份 100,000港元	–	100%	保健產品貿易
Lyton Investment Limited	巴哈馬共和國	普通股份2美元	–	100%	物業持有
Macheer Properties Limited	英屬維爾京群島	普通股份1美元	–	100%	物業持有
Markland Investments Limited	香港	普通股份2港元	–	100%	投資控股
SCMP (1994) Limited	香港	普通股份2港元	100%	–	投資控股
博益出版(集團)有限公司	香港	普通股份 2,000,000港元	–	100%	書籍出版
SCMP Hearst Publications Limited	香港	普通股份 10,000港元	–	70%	雜誌出版
南華早報刊物出版有限公司	香港	普通股份 10,000港元	–	100%	印前製作
南華早報零售有限公司	香港	普通股份 500,000港元	–	100%	經營零售店鋪
SCMP.com Limited	香港	普通股份2港元	100%	–	互聯網相關業務
SCMP.com Holdings Limited	英屬維爾京群島	普通股份1美元	100%	–	投資控股
上海南鴻信息服務有限公司# (前稱上海伯樂網絡有限公司)	中華人民共和國 (合資企業)	註冊資本 200,000美元	–	97%	招聘及人力資源互聯網服務
南華早報出版有限公司	香港	普通股份 201,000,000港元	–	100%	報章及雜誌出版
South China Morning Post (S) Pte Ltd	新加坡	普通股份3新加坡元	–	100%	廣告代理
新利輝發展有限公司	香港	普通股份2港元	–	100%	物業持有

(c) **出售附屬公司**

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
出售之資產淨值：		
固定資產	**183**	4,620
存貨	**6,058**	83
應收賬款	**401**	110
預付款項、按金及其他應收款項	**2,132**	4,902
銀行結餘及存款	**6**	1,660
賬項及其他應付賬款	**(6,323)**	(2,900)
應付税項	**–**	(22)
遞延税項	**–**	(100)
少數股東權益	**–**	(2,113)
	2,457	6,240
以現金支付	**3,057**	33,384

有關出售附屬公司之現金流入淨額分析。

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
現金代價	**3,057**	33,384
出售之現金及銀行結餘	**(6)**	(1,660)
有關出售附屬公司之現金流入淨額	**3,051**	31,724

(d) **收購附屬公司**

年內，本集團收購一間附屬公司之75%權益，其資產淨值為28,000港元。現金代價為1,691,000港元，而所收購之現金結餘為4,000港元。

(b) 本年度融資變動分析

集團	計息之銀行貸款 港幣千元	股本（包括股份溢價） 港幣千元	少數股東權益 港幣千元	繳入盈餘 港幣千元
二零零二年一月一日之結餘				
如前呈報	–	1,324,713	10,676	1,925,381
採納會計實務準則第12號（經修訂）之影響（附註3(n)）	–	–	2	–
經重列	–	1,324,713	10,678	1,925,381
非現金變動				
應佔盈利	–	–	3,378	–
出售附屬公司	–	–	(2,113)	–
將一家附屬公司清盤	–	–	18	–
股份溢價減少	–	(1,105,290)	–	–
現金流動				
收購於附屬公司之額外權益	–	–	(269)	–
向附屬公司之少數股東支付股息	–	–	(3,000)	–
銀行貸款提取額	310,000	–	–	–
回購股份	–	(22,357)	–	(607,034)
二零零二年中期股息分派	–	–	–	(62,438)
二零零二年十二月三十一日之結餘	310,000	197,066	8,692	1,255,909
二零零三年一月一日之結餘				
如前呈報	310,000	197,066	8,679	1,255,909
採納會計實務準則第12號（經修訂）之影響（附註3(n)）	–	–	13	–
經重列	310,000	197,066	8,692	1,255,909
非現金變動				
應佔盈利	–	–	3,977	–
收購一家附屬公司	–	–	8	–
現金流動				
向附屬公司之少數股東支付股息	–	–	(3,000)	–
償還銀行貸款	(80,000)	–	–	–
二零零二年末期股息分派	–	–	–	(62,438)
二零零三年中期股息分派	–	–	–	(31,219)
於二零零三年十二月三十一日之結餘	230,000	197,066	9,677	1,162,252

27.資本承擔

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
物業、機器及設備之資本承擔：		
已訂約但未撥備	**22,166**	16,598
已批准但未訂約	**36,466**	62,415
	58,632	79,013

28.未來經營租賃安排

於二零零三年十二月三十一日，本集團根據有關土地及樓宇之不可撤銷經營租賃而於未來收取之最低租賃款項總額如下：

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
第一年內	**14,881**	78,692
第二至五年內	**7,216**	18,454
	22,097	97,146

29.綜合現金流量表附註

(a) 經營盈利與經營業務現金流入淨額對賬表

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
經營盈利	**47,480**	135,470
出售長期投資股份之虧損	**2,267**	–
投資物業重估虧絀	**112,046**	75,061
折舊及攤銷	**83,261**	78,996
利息收入	**(1,543)**	(4,958)
利息開支	**5,194**	1,097
上市投資股息收入	**(1,427)**	(2,462)
出售固定資產之虧損	**5,438**	646
資產減值撥備	**780**	–
退休金成本	**10,642**	4,497
出售聯營公司投資之虧損	**2,612**	–
出售附屬公司之收益	**(600)**	(25,136)
應付/收聯營公司款項增加/減少	**399**	699
共同控制企業貸款之增加	**(2,233)**	(4,003)
存貨之(增加)/減少	**(3,504)**	15,916
應收賬款之(增加)/減少	**(7,257)**	2,802
預付款項、按金及其他應收款項之減少	**4,020**	4,025
應付賬款及應計負債之(減少)/增加	**(14,277)**	4,742
預收訂閱費之增加	**6,646**	3,410
經營業務之現金流入淨額	**249,944**	290,802

公司	股份溢價 港幣千元	繳入盈餘 港幣千元	保留盈利 港幣千元	總計 港幣千元
於二零零三年一月一日	40,971	1,533,787	19,323	1,594,081
二零零二年末期股息分派	–	(62,438)	–	(62,438)
二零零三年中期股息分派	–	(31,219)	–	(31,219)
於二零零三年十二月三十一日	40,971	1,440,130	19,323	1,500,424

	集團	
	二零零三年 港幣千元	二零零二年 (經重列) 港幣千元
保留應佔盈利/(虧損)：		
本公司及附屬公司	**142,049**	142,624
聯營公司	**(1,043)**	(7,450)
共同控制企業	**(29,598)**	(25,528)
	111,408	109,646

本集團之繳入盈餘乃指一九九零年集團重組時購入附屬公司之股份面值超出本公司已發行之交換股份面值及股息分派之數額。

本公司之繳入盈餘為一九九零年集團重組之結果，乃指本公司配發之股份面值與所收購之附屬公司及聯營公司之合併資產淨值之差額。根據百慕達法例，繳入盈餘可於若干情況下分派予股東。

此外，本公司之股份溢價40,971,000港元(二零零二年：40,971,000港元)可作悉數繳足紅利股份分配或用於撇銷本公司之保留虧損。

26.經營租約承擔

於結算日，根據有關土地及樓宇之不可撤銷經營租約於未來支付之最低租賃付款總額如下：

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
於一年內屆滿	**44,944**	59,659
於第二年至第五年內屆滿(包括首尾兩年)	**55,703**	70,694
	100,647	130,353

若干零售店舖之經營租賃租金乃根據最低擔保租金或以銷售水平釐定之租金兩者中之較高者。最低擔保租金已用作達致上述承擔。

集團	股份溢價 港幣千元	繳入盈餘 港幣千元	投資重估儲備 港幣千元	資產重估儲備 港幣千元 (附註2(a)(ii))	滙兌儲備 港幣千元	保留盈利 港幣千元 (附註2(a)(i))	總計 港幣千元
於二零零三年一月一日							
如前呈報	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
採納會計實務準則第12號(經修訂)之影響(附註3(n))	–	–	–	(178)	–	(8,313)	(8,491)
經重列	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
長期投資股份公平價值之變動	–	–	29,796	–	–	–	29,796
出售時變現之重估儲備	–	–	(1,212)	–	–	–	(1,212)
出售時變現之滙兑儲備	–	–	–	–	2,165	–	2,165
綜合賬目時產生之匯兑差額	–	–	–	–	2,416	–	2,416
本年盈利	–	–	–	–	–	1,762	1,762
二零零二年末期股息分派	–	(62,438)	–	–	–	–	(62,438)
二零零三年中期股息分派	–	(31,219)	–	–	–	–	(31,219)
於二零零三年十二月三十一日(附註(a))	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929

附註：

(a) 截至二零零三年十二月三十一日止年度之末期股息分派為62,438,000港元，已由本公司之繳入盈餘中支付。

公司	股份溢價 港幣千元	繳入盈餘 港幣千元	保留盈利/(虧損) 港幣千元	總計 港幣千元
於二零零二年一月一日	1,151,275	2,203,259	(1,105,290)	2,249,244
股份溢價減少	(1,105,290)	–	1,105,290	–
回購股份	(5,014)	(607,034)	–	(612,048)
本年度盈利	–	–	19,323	19,323
二零零二年中期股息分派	–	(62,438)	–	(62,438)
於二零零二年十二月三十一日	40,971	1,533,787	19,323	1,594,081

附註(a)

年內授出之購股權詳情如下：

	授出日期	行使期	每股行使價港元	授出購股權之股份數目
董事	23/09/2003	23/09/2004 - 27/10/2007	3.90	350,000
其他僱員	23/09/2003	23/09/2004 - 27/10/2007	3.90	2,600,000
				2,950,000

附註(b)

於年底尚未行使之購股權的期限如下：

	授出日期	行使期	每股行使價港元	於二零零三年已授出購股權之股份數目	於二零零二年已授出購股權之股份數目
董事	23/09/2003	23/09/2004 - 27/10/2007	3.90	**350,000**	–
其他僱員	02/08/1999	02/08/2000 - 27/10/2007	5.00	**1,352,500**	1,752,000
	11/01/2000	11/01/2001 - 27/10/2007	5.51	**1,078,500**	1,991,500
	20/04/2000	20/04/2001 - 27/10/2007	6.05	**3,995,000**	5,320,000
	28/06/2001	28/06/2002 - 27/10/2007	4.95	**845,000**	1,045,000
	23/09/2003	23/09/2004 - 27/10/2007	3.90	**2,600,000**	–
				10,221,000	10,108,500

25.儲備

集團	股份溢價 港幣千元	繳入盈餘 港幣千元	投資重估儲備 港幣千元	資產重估儲備 港幣千元	滙兑儲備 港幣千元	保留盈利/(虧損) 港幣千元	總計 港幣千元
於二零零二年一月一日							
如前呈報	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,089,878)	1,976,637
採納會計實務準則第12號 (經修訂)之影響(附註3(n))	–	–	–	(186)	–	(14,532)	(14,718)
經重列	1,151,275	1,925,381	27,337	1,317	(38,981)	(1,104,410)	1,961,919
股份溢價減少(附註(a))	(1,105,290)	–	–	–	–	1,105,290	–
購回股份	(5,014)	(607,034)	–	–	–	–	(612,048)
長期投資股份公平價值之變動	–	–	(23,091)	–	–	–	(23,091)
出售時變現之重估儲備	–	–	6	–	–	–	6
綜合賬目時產生之滙兑差額	–	–	–	–	(463)	–	(463)
直接計入儲備之遞延税項(附註22)	–	–	–	8	–	–	8
本年盈利	–	–	–	–	–	108,766	108,766
二零零二年中期股息分派	–	(62,438)	–	–	–	–	(62,438)
於二零零二年十二月三十一日 (附註(b))	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659

附註：

(a) 二零零二年，股份溢價賬減少1,105,290,000港元，由於本公司撇銷因採納若干新訂會計實務準則後攤銷無形資產所產生之累計虧損及於收購時產生之商譽。

(b) 截至二零零二年十二月三十一日止年度之末期股息分派為62,438,000港元，已由本公司之繳入盈餘中支付。

所採用之主要精算假設：

	二零零三年	二零零二年
	%	%
折讓率	**2.80**	4.25
預期計劃資產回報率	**4.00**	7.00
預期日後薪酬上升率	**–**	2.00

(b) **補足計劃及強積金計劃**

本集團按僱員每月基本薪金(上限為50,000港元)之10%就強積金計劃及補足計劃提供定期供款。在10%供款中，僱員相關收入(上限為20,000港元)之5%乃用於強積金計劃而餘額則用於補足計劃。

(c) **定額供款退休金計劃**

定額供款退休金計劃之供款目前為月薪之10至15%。

24.股本

	集團及公司	
	二零零三年	二零零二年
	港幣千元	港幣千元
法定股本：		
5,000,000,000股每股面值0.10港元	**500,000**	500,000
已發行及實收股本：		
1,560,945,596股(二零零二年：1,560,945,596股)每股面值0.10港元	**156,095**	156,095

於二零零二年九月三日，本公司公佈有條件自願現金收購建議，以每股現金3.6港元之收購價購回最多達173,438,400股股份。本公司已於二零零二年十月十一日舉行之股東特別大會上通過普通決議案批准收購建議。於二零零二年十月二十八日，本公司公佈已根據收購建議按每股3.6港元之價格接納收購173,438,400股股份，總代價約為624,378,000港元(未包括開支)。

本公司設有一項股東於一九九七年十月二十七日(「生效日期」)批准生效之購股權計劃(「該計劃」)。該計劃已於二零零零年十一月六日獲得股東批准後修訂，並於二零零二年五月二十九日舉行之股東週年大會上再作修訂以符合香港聯合交易所有限公司證券上市規則第十七章之修訂。

根據該計劃，本公司董事會可授出購股權予本公司或其任何附屬公司之全職僱員或執行董事(「行政人員」)，以認購本公司股份。行政人員毋須就接納購股權而支付任何代價。購股權不可於授出後一年內或該計劃生效日期十年屆滿(即二零零七年十月二十七日)後行使。

年內尚未行使之購股權數目變動詳情如下：

	二零零三年已授出購股權之股份數目	二零零二年已授出購股權之股份數目
於一月一日	**10,108,500**	11,880,500
年內已授出(附註(a))	**2,950,000**	–
年內已行使	**–**	–
年內已失效	**(2,837,500)**	(1,772,000)
於十二月三十一日尚未行使(附註(b))	**10,221,000**	10,108,500

年內並無註銷任何購股權(二零零二年：無)。

於資產負債表內確認之金額乃按以下各項釐定：

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
計劃資產之公平價值	**275,382**	243,711
注資承擔之現值	**(206,639)**	(221,246)
	68,743	22,465
未確認精算淨(收益)/虧損	**(41,673)**	15,393
資產負債表內之資產	**27,070**	37,858

將予確認之資產淨值限額已披露如下：

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
累計未確認精算淨虧損	**–**	15,393
可用未來退款之現值及未來供款之削減	**68,743**	22,465
限額	**68,743**	37,858
於資產負債表確認之資值淨值	**27,070**	37,858
因上述限額削減資產淨值	**–**	–

於損益賬內確認之金額如下：

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
現時服務成本	**10,306**	13,813
利息成本	**5,454**	9,412
預期計劃資產回報	**(8,820)**	(18,728)
已確認精算淨虧損	**3,848**	–
	10,788	4,497
減：無形資產撥充資本金額	**(146)**	–
總數，已計入員工成本內(附註(5))	**10,642**	4,497

計劃資產之實際回報為61,031,000港元(二零零二年：虧損27,161,000港元)。

於資產負債表內已確認之資產變動如下：

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
於一月一日	**37,858**	42,355
計入損益賬之開支總額－見上文	**(10,642)**	(4,497)
無形資產撥充資本金額	**(146)**	–
於十二月三十一日	**27,070**	37,858

遞延稅項資產及負債(抵銷於同一稅務司法權區之結存前)於年內之變動如下：

集團
遞延稅項負債

	加速稅項折舊		其他		合計	
	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
於一月一日	**93,454**	93,091	**157**	5,061	**93,611**	98,152
自損益表扣除/(計入)	**5,323**	371	**457**	(4,804)	**5,780**	(4,433)
在權益入賬	–	(8)	–	–	–	(8)
出售一間附屬公司	–	–	–	(100)	–	(100)
於十二月三十一日	**98,777**	93,454	**614**	157	**99,391**	93,611

集團
遞延稅項資產

	撥備		稅項虧損		其他		合計	
	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
於一月一日	**(1,921)**	(1,866)	**(441)**	(364)	**(1)**	–	**(2,363)**	(2,230)
自損益表扣除/(計入)	**(61)**	(55)	**28**	(77)	**(90)**	(1)	**(123)**	(133)
於十二月三十一日	**(1,982)**	(1,921)	**(413)**	(441)	**(91)**	(1)	**(2,486)**	(2,363)

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
遞延稅項負債	**99,391**	93,611
遞延稅項資產	**(2,486)**	(2,363)
	96,905	91,248

23. 退休金支出

本集團繼續提供界定利益計劃及定額供款計劃及補足計劃。該等計劃已根據強積金條例獲豁免為規定之職業退休金計劃。本集團該兩項計劃下之資產由獨立管理信託基金持有。計劃資產由獨立專業投資經理管理。本集團亦實行強制性公積金計劃，而該計劃乃根據信託安排成立的信託計劃。

(a) 界定利益退休金計劃

界定利益退休金計劃為最終薪酬界定利益計劃。

退休金成本採用預計單位貸記法評估及在損益表中扣除，令定期成本分攤至僱員服務年期。退休成本乃由獨立精算師Watson Wyatt Hong Kong Limited根據預計單位貸記法作出全面評估。該退休成本已根據精算師之評估在損益表中扣除。

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
界定利益退休金計劃資產	**27,070**	37,858

20.應付賬款及應計負債

應付賬款及應計負債包括以下應付貿易款項：

	集團			
	二零零三年		二零零二年	
	結餘	百分比	結餘	百分比
	港幣千元	%	港幣千元	%
零至三十日	**40,616**	**55.7**	94,412	77.5
三十一日至六十日	**19,097**	**26.2**	5,767	4.7
六十一日至九十日	**7,761**	**10.7**	9,611	7.9
多於九十日	**5,376**	**7.4**	12,089	9.9
總計	**72,850**	**100.0**	121,879	100.0

21.計息、無抵押之銀行貸款

銀行貸款將於兩年(二零零二年：三年)內全數償還。

22.遞延稅項

遞延稅項採用負債法就暫時差異按主要稅率17.5%(二零零二年：16%)作全數撥備。

遞延稅項負債/(資產)賬之變動如下：

	集團	
	二零零三年	二零零二年 (經重列)
	港幣千元	港幣千元
於一月一日	**91,248**	95,922
出售一間附屬公司	**–**	(100)
本年度支銷／(計入)(附註8)	**5,657**	(4,566)
在權益入賬之稅項	**–**	(8)
於十二月三十一日	**96,905**	91,248

年內在權益入賬之遞延稅項如下：

	集團	
	二零零三年	二零零二年 (經重列)
	港幣千元	港幣千元
資產重估儲備(附註25)	**–**	(8)

透過未來應課稅盈利變現之相關稅項利益可能實現時，方會就結轉之稅項虧損確認遞延收入稅項資產。本集團可結轉用作與未來應課稅收入抵銷之未確認稅項虧損為189,960,000港元(二零零二年：175,462,000港元)；該等稅項虧損之屆滿日期如下：

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
一年內屆滿	**–**	–
第二至第五年屆滿	**13,659**	6,654
五年後	**176,301**	168,808
	189,960	175,462

17.長期投資股份

	集團 二零零三年 港幣千元	集團 二零零二年 港幣千元
上市股份公平價值：		
香港	**94,725**	74,913
菲律賓	**2,395**	2,130
	97,120	77,043
非上市股份公平價值	**31,200**	51,480
	128,320	128,523
上市股份之市值	**97,120**	77,043

18.存貨

	集團 二零零三年 港幣千元	集團 二零零二年 港幣千元
原料	**19,427**	16,321
在製品	**485**	208
製成品	**20,706**	26,643
	40,618	43,172

於結算日，概無存貨按其可變現淨值列賬(二零零二年：無)。

19.應收賬款

本集團給予其貿易客戶七天至九十天之平均信用期限，應收貿易款項之賬齡分析如下：

	集團 二零零三年 結餘 港幣千元	二零零三年 百分比 %	二零零二年 結餘 港幣千元	二零零二年 百分比 %
零至三十日	**73,123**	**41.3**	66,307	38.8
三十一日至六十日	**56,340**	**31.9**	53,657	31.4
六十一日至九十日	**32,353**	**18.3**	36,889	21.6
多於九十日	**15,056**	**8.5**	14,246	8.2
總計	**176,872**	**100.0**	171,099	100.0
減：呆壞賬撥備	**(14,690)**		(15,773)	
	162,182		155,326	

15. 附屬公司權益

	公司	
	二零零三年	二零零二年
	港幣千元	港幣千元
非上市股份成本值	–	–
應收附屬公司賬款	1,656,265	1,749,922
	1,656,265	1,749,922

應收附屬公司賬款為無抵押、免息且無固定還款期。

主要附屬公司詳情載於賬目附註30。

16. 聯營公司及一間共同控制企業之權益

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
聯營公司		
應佔資產淨值(不包括商譽)：		
海外上市股份	35,879	31,485
非上市股份	2,725	3,732
	38,604	35,217
應(付)/收聯營公司款項	(1,179)	6,658
	37,425	41,875
上市股份於結算日之市值	92,911	71,166

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
共同控制企業		
應佔負債淨值(不包括商譽)	(24,966)	(20,885)
墊支之貸款	32,493	30,260
	7,527	9,375

應(付)/收聯營公司之款項及向共同控制企業提供之墊款為無抵押、免息且無須要於十二個月內還款。

主要聯營公司及共同控制企業之詳情載於賬目附註30。

14.固定資產

集團

	投資物業 港幣千元	長期業權之土地及樓宇 港幣千元	其他固定資產 港幣千元	在建資產 港幣千元	總計 港幣千元
成本或估值：					
於二零零三年一月一日	756,000	374,148	907,701	7,646	2,045,495
添置	1,046	–	9,090	28,083	38,219
重新分類	–	2,827	13,002	(15,829)	–
收購附屬公司	–	–	183	–	183
出售	–	–	(16,977)	–	(16,977)
出售附屬公司	–	–	(3,782)	–	(3,782)
重估虧絀	(112,046)	–	–	–	(112,046)
於二零零三年十二月三十一日	645,000	376,975	909,217	19,900	1,951,092
累積折舊：					
於二零零三年一月一日	–	66,839	471,181	–	538,020
年內撥備	–	7,949	72,274	–	80,223
收購附屬公司	–	–	37	–	37
出售	–	–	(10,937)	–	(10,937)
出售附屬公司	–	–	(3,599)	–	(3,599)
於二零零三年十二月三十一日	–	74,788	528,956	–	603,744
賬面淨值：					
於二零零三年十二月三十一日	645,000	302,187	380,261	19,900	1,347,348
於二零零二年十二月三十一日	756,000	307,309	436,520	7,646	1,507,475
成本及估值分析：					
成本－二零零三年	–	343,975	909,217	19,900	1,273,092
估值－一九九零年	–	33,000	–	–	33,000
二零零三年	645,000	–	–	–	645,000
	645,000	376,975	909,217	19,900	1,951,092

其他固定資產包括廠房及機器、電腦及辦公室設備及長期業權改善工程。

於一九九零年，本集團部份長期業權之土地及樓宇由獨立專業估值公司Knight Frank Kan & Baillieu 以當時市場價格及用途重估，估值為33,000,000港元。於一九九五年，因應香港會計師公會頒佈之會計實務準則第17 號「物業、廠房及設備」之豁免，本集團對該等根據過去數年於財務報告中之重估值而重估之資產不作定期重估。倘若該長期業權之土地及樓宇以成本值減去累積折舊，其持有價值將以約23,246,000港元(二零零二年：24,028,000港元)列出。

本集團之投資物業及中期業權之土地及樓宇均在香港。

投資物業包括辦公室、錄音室及泊車位。位於(i)香港夏慤道十二號美國銀行中心20及21樓之辦公室及4樓之21、22及23 號泊車位；(ii)香港灣仔禮頓道1 號之地下大堂、底樓之簷篷部分及1 、2 及3 樓之前部，及堅拿道西26-30 號、禮頓道1-7 號及摩理臣山道41-47 號愉景樓外牆之9 個廣告牌位；及(iii)新界坑口亞公灣清水灣道之清水灣電視錄影廠，均由獨立專業估值師戴德梁行按照該物業於二零零三年十二月三十一日之公開市場價格及用途予以估值。

11.每股盈利

每股基本盈利乃根據本年度股東應佔盈利1,762,000港元(二零零二年重列：108,766,000港元)及於本年內已發行之股份加權平均數1,560,945,596股(二零零二年：1,704,448,053股)計算。

由於本年度並無攤薄影響，因此並無呈列每股攤薄盈利。

12.商譽

集團	港幣千元
成本	
於二零零三年一月一日	610,033
添置	1,670
於二零零三年十二月三十一日	611,703
累積攤銷及減值撥備	
於二零零三年一月一日	610,033
攤銷及減值撥備	1,670
於二零零三年十二月三十一日	611,703
賬面淨值	
於二零零三年十二月三十一日	–
於二零零二年十二月三十一日	–

13.無形資產

集團	出版產權 港幣千元	軟件成本 港幣千元	在建資產 港幣千元	總計 港幣千元
成本				
於二零零三年一月一日	1,820,000	4,250	9,951	1,834,201
添置	–	3,987	16,423	20,410
重新分類	–	15,791	(15,791)	–
於二零零三年十二月三十一日	1,820,000	24,028	10,583	1,854,611
累積攤銷				
於二零零三年一月一日	1,820,000	71	–	1,820,071
本年度撥備	–	1,368	–	1,368
於二零零三年十二月三十一日	1,820,000	1,439	–	1,821,439
賬面淨值				
於二零零三年十二月三十一日	–	22,589	10,583	33,172
於二零零二年十二月三十一日	–	4,179	9,951	14,130

8. 稅項

年內香港利得稅乃以估計應課稅盈利按17.5%(二零零二年：16%)稅率計算。二零零三年，政府將二零零三/二零零四年財政年度之利得稅率由16%提高至17.5%。

	集團	
	二零零三年	二零零二年 (經重列)
	港幣千元	港幣千元
公司及附屬公司：		
香港利得稅	**34,427**	26,235
海外稅項	**231**	–
有關暫時差異所產生及撥回之遞延稅項	**(2,881)**	(4,566)
稅率調高所引致之遞延稅項	**8,538**	–
	40,315	21,669
以下公司應佔之稅項：		
聯營公司	**1,337**	985
共同控制企業	**22**	–
稅項支出	**41,674**	22,654

本集團之除稅前盈利稅項與利用本公司及其附屬公司經營地點適用稅率計算應產生之理論金額有所出入，詳情載列如下：

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
除稅前盈利	**47,413**	134,798
按稅率17.5%(二零零二年：16%)計算	**8,297**	21,568
其他國家不同稅率之影響	**(1,195)**	(5,116)
未確認之暫時差異	**1,643**	693
就聯營公司未分配盈利確認之暫時差異	**248**	22
毋須課稅收入	**(2,337)**	(1,400)
未能作出稅項扣減之開支	**24,516**	13,614
未確認稅項虧損	**5,600**	2,909
過往年度超額撥備	**(2,918)**	(10,205)
動用以往未確認稅項虧損	**(1,251)**	(572)
與稅率調高有關之期初遞延稅項負債淨額增加	**8,538**	–
預扣稅	**231**	–
其他	**302**	1,141
稅項支出	**41,674**	22,654

9. 股東應佔盈利

股東應佔盈利1,762,000港元(二零零二年重列：108,766,000港元)包括已記入本公司賬目內之盈虧零港元(二零零二年：盈利19,323,000港元)。

10.股息分派

	集團及公司	
	二零零三年	二零零二年
	港幣千元	港幣千元
中期股息分派，每股2港仙(二零零二年：每股4港仙)	**31,219**	62,438
擬派末期股息分派，每股4港仙(二零零二年：每股4港仙)	**62,438**	62,438
	93,657	124,876

上述董事之酬金數額屬下列範圍：

	二零零三年	二零零二年
零港元 － 1,000,000港元	**5**	6
1,000,001港元 － 1,500,000港元	**1**	－
2,000,001港元 － 2,500,000港元	**－**	1
4,000,001港元 － 4,500,000港元	**1**	－
4,500,001港元 － 5,000,000港元	**－**	1
	7	8

由於年內本公司業務受到非典型肺炎爆發所影響，非執行董事自願放棄截至二零零三年十二月三十一日止年度之一半全年董事袍金，以支持本公司業務。除上文所述者外，概無董事根據任何安排放棄或同意放棄彼等年內之酬金。

年內已付或應付予獨立非執行董事之董事袍金合共300,000港元(二零零二年：600,000港元)。年內概無支付其他酬金予非執行董事。

於二零零三年九月二十三日，本公司根據股東於一九九七年十月二十七日批准之購股權計劃(經股東於二零零零年十一月六日批准修訂，並經二零零二年五月二十九日舉行之股東週年大會進一步修訂)，向本公司一名董事授出購股權，可按行使價每股3.90港元認購350,000股(二零零二年：無)本公司股本中每股面值0.10港元之股份。購股權可於二零零四年九月二十三日至二零零七年十月二十七日期間行使。授出日本公司股份之每股市值為3.90港元。

五位最高薪酬之人士

年內五位最高薪酬之人士包括一名董事(二零零二年：兩名)，其酬金詳情已於上文概述，其餘四名(二零零二年：三名)最高薪酬人士之酬金詳情如下：

	二零零三年 港幣千元	二零零二年 港幣千元
薪金、津貼及非現金利益	**7,403**	6,582
退休計劃供款	**204**	472
已付及應付花紅	**772**	995
	8,379	8,049

四名(二零零二年：三名)最高薪酬人士之酬金數額屬下列範圍：

	二零零三年	二零零二年
2,000,001港元 － 2,500,000港元	**4**	2
3,000,001港元 － 3,500,000港元	**－**	1
	4	3

5. 經營業務所得盈利

經營業務所得盈利經扣除及計入下列各項後列賬：

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
經扣除		
土地及樓宇之經營租賃租金	**61,007**	75,846
出售固定資產之虧損	**5,438**	646
重估投資物業之虧絀	**112,046**	75,061
核數師酬金	**1,524**	1,549
自置固定資產折舊	**80,223**	78,925
無形資產攤銷	**3,038**	71
辦公室搬遷開支	**10,916**	–
員工成本(包括董事酬金，詳情載於附註7)：		
工資及薪金	**345,165**	398,210
退休金成本－定額供款計劃	**17,967**	18,534
減：已沒收供款	**(4,975)**	(4,064)
淨退休金成本－定額供款計劃	**12,992**	14,470
退休金成本－界定利益計劃	**10,642**	4,497
	368,799	417,177
經計入		
投資物業租金淨收入	**80,802**	78,200
長期業權土地及樓宇淨租金收入	**1,435**	1,435

本年度及上年度年結時概無可減少未來數年供款之重大被沒收退休計劃供款。

6. 財務費用

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
須於兩年(二零零二年：三年)內悉數償還銀行貸款之利息	**5,194**	1,097

7. 董事酬金

	二零零三年 港幣千元	二零零二年 港幣千元
袍金：		
執行董事	**–**	–
非執行董事	**400**	992
其他酬金：		
薪金、津貼及非現金利益	**5,375**	6,531
退休計劃供款	**75**	85
已付及應付花紅	**–**	320
	5,850	7,928

截至二零零二年十二月三十一日止年度

	報章、雜誌及其他刊物 港幣千元	零售 港幣千元	投資物業 港幣千元 附註(a)	錄像及影片後期製作 港幣千元	娛樂及教育服務 港幣千元 附註(b)	(經重列) 總額 港幣千元
營業額	831,775	418,641	79,747	19,493	15,269	1,364,925
分部業績及經營盈利	109,750	(1,609)	17,197	(3,761)	13,893	135,470
應佔盈利減去虧損						
一聯營公司	5,077	–	–	(125)	–	4,952
一一間共同控制企業	(5,624)	–	–	–	–	(5,624)
除税前盈利						134,798
税項						(22,654)
除税後盈利						112,144
少數股東權益						(3,378)
股東應佔盈利						108,766
分部資產	1,193,003	74,044	793,866	12,246	1,463	2,074,622
於聯營公司之權益	35,053	–	–	6,822	–	41,875
於一間共同控制企業之權益	9,375	–	–	–	–	9,375
總資產						2,125,872
分部負債	(109,414)	(69,526)	(3,473)	(2,387)	(1,019)	(185,819)
未分配負債						(411,299)
總負債						(597,118)
資本開支	56,371	3,676	1,060	624	9	61,740
折舊	71,444	3,324	1,333	2,053	771	78,925
攤銷	71	–	–	–	–	71

附註：

(a) 該經營盈利內，包括一項於以往年度撇銷之投資所收取回之15.9百萬港元，以及於二零零二年十二月三十一日重估投資物業之虧絀撥備75百萬港元。

(b) 本集團於二零零二年三月出售其教育業務。出售教育業務之收益為11.2百萬港元乃包括在經營盈利內。

本集團業務大部分均以香港為基地，而根據業務分部劃分之分部資料如下：

截至二零零三年十二月三十一日止年度

	報章、雜誌及其他刊物 港幣千元	零售 港幣千元	投資物業 港幣千元	錄像及影片後期製作 港幣千元	娛樂及教育服務 港幣千元	總額 港幣千元
營業額	773,830	398,620	81,401	20,208	5,937	1,279,996
分部業績及經營盈利	79,116	(668)	(32,965)	(2,301)	4,298	47,480
應佔盈利減去虧損						
一聯營公司	3,524			457		3,981
一一間共同控制企業	(4,048)					(4,048)
除税前盈利						47,413
税項						(41,674)
除税後盈利						5,739
少數股東權益						(3,977)
股東應佔盈利						1,762
分部資產	1,195,582	65,953	647,923	29,613	2,437	1,941,508
於聯營公司之權益	35,009	2,416	–	–	–	37,425
於一間共同控制企業之權益	7,527	–	–	–	–	7,527
總資產						1,986,460
分部負債	(98,677)	(64,707)	(4,584)	(2,480)	(775)	(171,223)
未分配負債						(345,213)
總負債						(516,436)
資本開支	35,043	6,054	1,046	16,464	22	58,629
折舊	75,666	3,437	5	1,009	106	80,223
攤銷	3,038	–	–	–	–	3,038
減值支出	780	–	–	–	–	780

分部資產主要包括長期投資股份、界定利益計劃資產、無形資產、固定資產、存貨、應收賬款及經營現金。分部負債包括經營負債並不包括稅項、遞延稅項、少數股東權益及銀行借款等項目。資本開支主要包括無形資產(附註13)及固定資產之添置(附註14)。

(v) **關連人士**

倘一名人士直接或間接有能力控制其他人士或可對其他人士之財務或營運決定作出重大影響，則該名人士即視為關連人士。倘有關人士受到共同控制或受到共同重大影響，則有關人士亦即被視為關連人士。關連人士可為個別人士或公司實體。

4. 營業額、收入及分部資料

營業額包括報章及其他刊物之廣告、銷售及發行收入、售出貨品和提供服務所發出發票之淨款項總額及總租金收入。

本集團於本年度之營業額及其他收益分析如下：

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
報章、雜誌及其他刊物	**773,830**	831,775
零售	**398,620**	418,641
投資物業	**81,401**	79,747
錄像及影片後期製作	**20,208**	19,493
娛樂及教育服務	**5,937**	15,269
	1,279,996	1,364,925
其他收益		
上市證券投資之股息收入	**1,427**	2,462
利息收入	**1,543**	4,958
其他	**1,121**	1,319
	4,091	8,739
總收益	**1,284,087**	1,373,664

(q) 僱員利益

(i) 僱員應得假期

僱員應得之年假於年假應計時確認。本集團已為僱員於截至結算日止提供服務所享有之年假服務作出撥備。

僱員應得之病假及產假於取假時確認。

(ii) 僱員退休計劃

本集團為其僱員設有四項員工退休計劃，包括界定利益退休金計劃（「界定利益計劃」）、定額供款退休金計劃（「定額供款計劃」）、強制性公積金（「強積金」）及補足計劃。該等計劃之資產由獨立管理信託基金持有，與本集團之資產分開。該等退休計劃供款一般來自僱員及有關集團公司。

定額供款計劃、強積金及補足計劃之供款乃於產生時在損益賬中扣除，而定額供款計劃及補足計劃可因僱員在獲取全部供款資格前退出該等計劃時所放棄之供款而因應減少。

本集團支付界定利益計劃之供款乃根據獨立精算師之定期建議釐訂。依據精算師全面評估該等計劃後之意見，退休金支出乃按預計單位貸記法評估：即退休金之支出在損益賬中扣除，以定期成本分攤至服務年期。退休金承擔乃參照與有關承擔之年期相若之政府證券收益率，將估計未來現金支出之現值。估算收益及虧損於僱員之平均尚餘服務年期內確認。以往之服務成本於符合獲取利益資格前之平均期間內以直線法確認為支出。

(iii) 股票補償利益

本公司設有一項購股權計劃，而此乃本集團薪酬政策之一部分，根據本集團業績及員工個別表現釐訂報酬。授予購股權時之成本不予確認。倘購股權獲行使，則所收取之款項在扣除交易費用後乃計入股本（面值）及股份溢價內。

(r) 應收賬款

就視為呆賬之應收賬款作出撥備。資產負債表之應收賬款扣除此撥備後列賬。

(s) 現金等值

就綜合現金流量表而言，現金等值指可隨時轉換為可知現金數額及於購入時距離到期日不足三個月之短期及高流通性投資，減去由墊款日期起計須於三個月內償還之銀行墊款。就資產負債表之分類而言，現金等值指性質與現金相似而使用不受限制之資產。

(t) 撥備及或有負債

當本集團因過往事項致使現時負有法律責任或推定性責任，並可能須撥出資源解決該責任，且能就該數額作出可靠估計，繼而作出撥備。

或有負債乃因過往事項而產生之可能責任，僅會就不能由本集團完全控制其發生或不發生之一項或多項不能確定之未來事項確認。或有負債亦可能是因過往事項而產生且未有確認之現有責任，因為可能將無須撥出經濟資源或該責任下之數額不能可靠估計。

或有負債未予確認，但已於賬目附註內披露。當資金流出之可能性發生變化，致使資金有可能流出時，則將其確認為一項撥備。

(u) 分部報告

按照本集團之內部財務報告，本集團決定將業務分部資料作為主要報告，而地區分佈資料則作為附屬形式呈列。由於大部份業務均以香港為基地，故並無呈列地區分部資料。

(l) **長期投資股份**

長期投資股份指並非持作買賣用途之股份投資，乃按其公平值列賬。在此產生而並未變現之收益或虧損會直接於股東權益中確認，作為投資重估儲備之變動，直至有關投資已出售或以其他方式處置為止，或直至有關投資已被確定為已遭減值(以董事視為必須之情況)，則累積並未變現之收益或虧損屆時將會撥入年內之盈利或虧損中。

(m) **存貨**

存貨乃按成本值及就過時或滯銷項目作出扣減後之可變現淨值兩者中較低者入賬。存貨成本乃按加權平均成本值計算，而在製品及製成品之成本值包括直接物料、直接勞工及按適當比例計算之間接費用。可變現淨值乃根據估計售價減除任何完成及出售所產生之估計成本計算。

(n) **遞延稅項**

遞延稅項採用負債法就資產及負債之稅基與它們在財務報表之賬面值兩者之暫時差額作全數撥備。

遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之暫時差異抵銷而確認。

遞延稅項乃就附屬公司、聯營公司及合營企業投資之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延稅項乃就應課稅而計算之盈利與賬目所示之盈利兩者間之時差，根據預期於可預見將來支付或可收回之負債及資產而按現行稅率計算。採納新訂之會計準則第12號(經修訂)構成會計政策之變動並已追溯應用，故比較數字已重列以符合此改變之政策。

如賬目附註25所詳述，於二零零二年及二零零三年一月一日之年初保留盈利已分別減少14,532,000港元及8,313,000港元，代表根據會計實務準則第12號(經修訂)之規定增加遞延稅項負債淨額。此項變動導致於二零零二年十二月三十一日之遞延稅項負債及少數股東權益分別增加8,478,000港元及13,000港元，而資產重估儲備則減少178,000港元。截至二零零二年十二月三十一日止年度之盈利增加6,219,000港元。

(o) **外幣**

本集團之財務記錄以港幣為記錄單位，而財務報告以港幣列賬。

涉及外幣之交易均以交易日之滙率伸算為港幣。所有外幣之資產及負債亦以結算日之滙率伸算為港幣。所有滙兑之差額已計算在損益賬中。

在綜合賬目時，附屬公司、聯營公司及共同控制企業以外幣換算為主之財務報告均以結算日之滙率換算為港幣，並包括於本集團之財務報告內。最終之滙兑差額將列入滙兑儲備內。

(p) **營業租賃**

所有租賃，如其資產所有權的報酬及風險均由租賃公司承擔，則視作為營業租賃。租賃款額在扣除出租公司提供之任何獎勵金後，於租賃期內以直線法在損益賬內支銷。

(h) 無形資產

(i) 出版產權

出版產權按成本減累計攤銷及減值撥備(如有)入賬。本集團因計及營商環境之迅速變動及其他因素對其出版產權以直線法按十年攤銷。

(ii) 軟件成本

軟件成本乃按成本減累計攤銷列賬。軟件成本包含購買價及令該資產能使用時所涉及之任何成本。軟件成本乃於其估計可使用年期按直線法攤銷。未能符合上述標準之其他軟件成本則於其產生期間在損益賬中處理。

(i) 投資物業

投資物業乃指於完成建築工程及發展之土地及樓宇之權益，並因其投資潛力而擬作長期擁有。

未屆滿年期在二十年或以下之租賃投資物業乃根據未屆滿之年期折舊。

未屆滿年期超過二十年之租賃投資物業乃根據每個財政年度終結時進行之專業估值以公開市值列賬。投資物業之價值變動乃列作投資物業重估儲備變動。倘按投資組合計算虧絀高於該儲備之總額，超出之虧絀數額則在損益賬中扣除。隨後之任何重估盈餘乃以先前扣除之虧絀為限計入損益賬。

於出售一項投資物業時，其就先前估值所產生之投資物業重估儲備之有關部份撥往損益賬。

(j) 固定資產及折舊

一切固定資產(除投資物業及在建資產外)均以成本值或估值減累積折舊及累積減值虧損列賬。資產之成本包括其購買價及任何將資產運往現時運作情況及現址以供擬定之用途所直接耗用之成本。固定有形資產啟用後所涉及之開支(如維修及保養費用)，一般按產生之期間在損益賬中扣除。倘能清楚顯示該涉及開支能令因預期使用該等資產而取得之未來經濟利益有所增加，則該開支會資本化作為該等資產之額外成本。

因重估固定資產而產生之盈餘將列入資產重估儲備，因重估資產而令其賬面淨值減少至超過於先前重估該項資產而列入重估儲備之盈餘者，該項差額則於損益賬內扣除。於計入重估儲備後產生之增值可被確認為收入，惟其數額以先前撇銷之虧蝕為限。

固定資產根據以下之估計可用年期以直線折舊法計算：

土地	租約年期
樓宇	二十五年至五十年
其他固定資產	兩年至二十年

在建資產之賬面值並無折舊/攤銷。

(k) 減值及出售之盈虧

在每年結算日，長期業權之土地及樓宇以及其他固定資產項內之資產皆透過集團內部及外界所獲得之資訊，評核該等資產有否耗蝕。如有跡象顯示該等資產出現耗蝕，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益表入賬，但假若某資產乃按估值列賬，而減值虧損不超過該資產之重估盈餘，此等虧損則當作重估減值。

除出售投資物業之收益或虧損外，出售固定資產之收益或虧損將列算於損益表內。出售固定資產之收益或虧損乃出售所得收入淨額與資產賬面值之差額。任何屬於被出售的資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

(c) **商譽**

收購附屬公司、聯營公司及共同控制企業所產生之商譽，乃指已付之收購價超逾可辨認之收購資產及負債公平價值之數額。

商譽乃包括在無形資產內，並以成本減累積攤銷及減值撥備(如有)於資產負債表中列賬。商譽以直線法按不多於二十年之估計使用年期攤銷。商譽之賬面值超逾其估計可收回數額之任何減值撥備均按減值發生之年度於損益賬中列作支出。

(d) **收入確認**

收入於經濟利益可能會歸於本集團及能可靠地量度時確認，基準如下：

(i) 貨品售出時，附於擁有權之重大風險及回報已轉移至客戶，且本集團並無負上一般視為與擁有權相關之管理責任或已售貨品之有效控制權時確認；

(ii) 報章廣告及其他服務按提供服務之期間確認；

(iii) 租金收入於物業租出之期間及按租賃期以直線法計算；

(iv) 利息收入按時間比例基準並計及尚未收回之本金及適用之實際利率；及

(v) 股息於股東獲派付之權利確立時確認。

(e) **附屬公司**

附屬公司乃除共同控制企業以外，本公司直接或間接控制其超過半數投票權或已發行股本、控制其董事會組成或有權管治其財務及營運政策並藉其活動獲利之公司。

於本公司資產負債表內列出之於附屬公司之權益以成本減去減值撥備列賬，該減值為董事所釐定。本公司將附屬公司之業績按已收及應收股息入賬。

(f) **聯營公司**

聯營公司乃除附屬公司或合營公司以外，由本集團擁有一般不少於20%股本投票權之長期權益及可對其作出重大影響之公司。本集團所佔聯營公司於收購後之業績及儲備已分別列入綜合損益賬及綜合儲備內。本集團於聯營公司之權益，乃按權益會計法計算之本集團所佔資產淨值減董事認為必須之任何減值撥備列於綜合資產負債表內。

(g) **共同控制企業**

合營公司乃一項合約性安排；據此，本集團與其他各方合營一項各方共同控制之經濟活動，惟參與各方均不可單獨控制該項經濟活動。

任何涉及成立一間本集團及其他人士均擁有權益之獨立企業之合營安排均可列為共同控制企業。共同控制企業乃合營企業，包括成立法團、合夥企業或各合營方於其中擁有權益之其他企業。共同控制企業與其他企業之運作方式相同，惟合營各方之間會就有關企業之經濟活動共同控制而訂立合約安排。

本集團應佔共同控制企業之收購後業績及儲備會分別撥入綜合損益賬及綜合儲備內。本集團應佔共同控制企業之權益乃根據權益會計法，將本集團應佔共同控制企業之資產淨值減去任何董事認為必須之任何減值撥備後於綜合資產負債表中列賬。

(ii) 於二零零二年十二月三十一日之資產重估儲備

	附註	港幣千元
如前呈報		1,503
會計實務準則第12號（經修訂）之調整	2(a)(ii)	(178)
經重列		1,325

(iii) 於二零零二年十二月三十一日之資產淨值

	附註	遞延稅項 港幣千元	少數 股東權益 港幣千元	總計 港幣千元
如前呈報		(82,770)	(8,679)	(91,449)
會計實務準則第12號（經修訂）之調整	2(a)(iii)	(8,478)	(13)	(8,491)
經重列		(91,248)	(8,692)	(99,940)

(iv) 截至二零零二年十二月三十一日止年度之股東應佔盈利

	附註	稅項 港幣千元	少數 股東權益 港幣千元	股東 應佔盈利 港幣千元
如前呈報		(28,884)	(3,367)	102,547
會計實務準則第12號（經修訂）之調整	2(a)(iv)及(v)	6,230	(11)	6,219
經重列		(22,654)	(3,378)	108,766

3. 主要會計政策概要

(a) 編製基準

該等賬目乃根據香港普遍採納之公認會計原則及香港會計師公會頒佈之會計準則編製。該等賬目乃根據歷史成本常規法編製，惟若干投資物業、固定資產及長期投資股份乃按重估值列賬，下文有進一步闡述。

本集團於本年度內已採納由香港會計師公會頒佈於二零零三年一月一日或之後之會計期間實施之會計實務準則第12號（經修訂）。

若干比較數字已經調整或更為詳列以配合新會計準則之規定。採納會計實務準則第12號（經修訂）所產生之影響載列於以下會計政策內。

(b) 綜合基準

綜合財務報表包括本公司及其附屬公司截至二零零三年十二月三十一日止年度之財務報告。年內收購或出售附屬公司之業績分別由收購日起或至出售日止計算，所有本集團內公司間之重要交易及結存已於綜合賬目時註銷。

出售附屬公司之損益乃出售之所得款項與本集團所佔其資產淨值連同以往未於綜合損益表內扣除或確認之任何未攤銷商譽或計入儲備之商譽之差額。

少數股東權益乃指外界股東於附屬公司之經營業績及資產淨值中擁有權益。

賬目附註

1. 公司資料

SCMP 集團有限公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton, HM12 Bermuda。

本公司於本年度為投資控股公司。本集團於年內之主要業務包括出版、印刷及分銷*《南華早報》*、*《星期日南華早報》*及其他印刷及網上刊物、零售業務、錄像及影片後期製作及持有物業作租賃用途。

2. 本集團截至二零零二年十二月三十一日止年度之綜合資產負債表及損益表之重列報表

誠如附註3(a)所述，由於本申報期間採納由香港會計師公會(「香港會計師公會」)頒佈之經修訂會計實務準則(「會計實務準則」)，若干數字已予重列。有關變動載列如下：

(a) 遞延稅項

截至二零零二年十二月三十一日止年度，若負債於可見之將來有可能實現，則會就所有重大時差按負債法作出遞延稅項撥備。除非遞延稅項資產能夠毫無疑問實現，否則不予確認。

由二零零三年一月一日起，本集團採納會計實務準則第12號(經修訂)「所得稅」，據此，遞延稅項按資產及負債之稅基(即該等資產及負債課稅金額)與其在賬目中之賬面值之暫時差異採用負債法作出全面撥備。

採納會計實務準則第12號(經修訂)，附有追溯力之會計政策相應有所變動，而該等變動載列如下：

二零零二年十二月三十一日之綜合資產負債表之變動為：
(i) 保留盈利減少8,313,000港元
(ii) 資產重估儲備減少178,000港元
(iii) 資產淨值減少8,491,000港元

截至二零零二年十二月三十一日止年度綜合損益表之變動為：
(iv) 稅項減少6,230,000港元
(v) 少數股東權益增加11,000港元

(b) 本集團截至二零零二年十二月三十一日止年度之綜合資產負債表及損益表之重列報表概要：

(i) 於二零零二年十二月三十一日之保留盈利

	附註	港幣千元
如前呈報		117,959
會計實務準則第12號(經修訂)之調整	2(a)(i)	(8,313)
經重列		109,646

資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 港幣千元	二零零二年 港幣千元
非流動資產			
附屬公司之權益	15	**1,656,265**	1,749,922
流動資產			
銀行結餘及存款		**254**	254
總資產		**1,656,519**	1,750,176
資本及儲備			
股本	24	**156,095**	156,095
儲備		**1,437,986**	1,531,643
擬派末期股息分派		**62,438**	62,438
	25	**1,500,424**	1,594,081
		1,656,519	1,750,176

綜合現金流量表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元
經營之現金流入淨額	29(a)	**249,944**	290,802
利息支出		**(5,194)**	(1,097)
香港利得稅支出		**(29,927)**	(33,810)
海外稅項支出		**(231)**	–
經營業務之現金流入淨額		**214,592**	255,895
投資業務			
添置固定資產及無形資產		**(58,483)**	(61,740)
利息收入		**1,543**	4,958
股息收入：			
上市投資		**1,231**	2,462
聯營公司		**2,306**	7,171
購買聯營公司額外權益		**–**	(42)
購買附屬公司額外權益		**–**	(269)
購買附屬公司	29(d)	**(1,687)**	–
購買長期投資股份		**–**	(129)
出售附屬公司所得款項	29(c)	**3,051**	31,724
出售聯營公司權益所得款項		**5,564**	–
出售固定資產所得款項		**602**	115
出售長期投資股份所得款項		**25,936**	1
超過三個月到期的銀行存款之減少		**–**	1,323
投資業務之現金流出淨額		**(19,937)**	(14,426)
未計融資前之現金流入淨額		**194,655**	241,469
融資	29(b)		
購回股份		**–**	(629,391)
(償還)/提取銀行貸款		**(80,000)**	310,000
已付予附屬公司少數股東之股息		**(3,000)**	(3,000)
已付股息		**(93,657)**	(62,438)
融資之現金流出淨額		**(176,657)**	(384,829)
現金及等同現金之增加/(減少)		**17,998**	(143,360)
於一月一日之現金及現金等值		**138,992**	282,352
於十二月三十一日之現金及現金等值		**156,990**	138,992
現金及等同現金分析			
銀行結存及存款		**159,804**	138,992
銀行透支		**(2,814)**	–
		156,990	138,992

綜合資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 港幣千元	二零零二年 (經重列) 港幣千元
非流動資產			
無形資產	13	**33,172**	14,130
固定資產	14	**1,347,348**	1,507,475
界定利益計劃之資產	23(a)	**27,070**	37,858
聯營公司之權益	16	**37,425**	41,875
共同控制企業之權益	16	**7,527**	9,375
長期投資股份	17	**128,320**	128,523
		1,580,862	1,739,236
流動資產			
存貨	18	**40,618**	43,172
應收款項	19	**162,182**	155,326
預付費用、按金及其他應收賬款		**42,994**	49,146
銀行結餘及存款		**159,804**	138,992
		405,598	386,636
流動負債			
應付款項及應計負債	20	**148,292**	169,533
應付税項		**5,817**	1,360
預收訂閱費		**22,931**	16,285
有抵押銀行透支		**2,814**	–
		179,854	187,178
流動資產淨值		**225,744**	199,458
總資產減流動負債		**1,806,606**	1,938,694
非流動負債			
少數股東權益	2(b)(iii)	**9,677**	8,692
無抵押計息銀行貸款	21	**230,000**	310,000
遞延税項	22及2(b)(iii)	**96,905**	91,248
		336,582	409,940
		1,470,024	1,528,754
資本及儲備			
股本	24	**156,095**	156,095
儲備		**1,251,491**	1,310,221
擬派末期股息分派		**62,438**	62,438
	25	**1,313,929**	1,372,659
		1,470,024	1,528,754

綜合權益變動表
截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 (經重列) 港幣千元
於一月一日			
如前呈報		**1,537,245**	2,150,075
會計政策變動	25	**(8,491)**	(14,718)
經重列		**1,528,754**	2,135,357
長期投資股份重估盈餘/(虧絀)	25	**29,796**	(23,091)
直接計入儲備之遞延稅項	25	**–**	8
綜合賬目時滙兑差額	25	**2,416**	(463)
未於損益賬中確認之淨收益/(虧損)		**32,212**	(23,546)
本年度盈利	25	**1,762**	108,766
出售時變現之投資重估儲備	25	**(1,212)**	6
出售時變現之滙兑儲備	25	**2,165**	–
股息			
二零零三年中期股息分派	25	**(31,219)**	–
二零零二年末期股息分派	25	**(62,438)**	–
二零零二年中期股息分派	25	**–**	(62,438)
購回股份			
繳入盈餘	25	**–**	(607,034)
股本	24	**–**	(17,343)
股份溢價	25	**–**	(5,014)
		(90,942)	(583,057)
於十二月三十一日		**1,470,024**	1,528,754

本附錄一內所界定之詞彙只適用於本附錄一。本附錄一內提述「公司」和「集團」乃分別指「SCMP」及「SCMP集團」。

1. 經審核財務資料概述

以下財務資料轉載自截至二零零三年十二月三十一日止財務年度之SCMP年報內第44頁至第76頁。本附錄一第1部份的所有資料應與截至二零零三年十二月三十一日止財務年度之SCMP年報所載之經審核賬目一併閱讀。

綜合損益表
截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 (經重列) 港幣千元
營業額	4	**1,279,996**	1,364,925
其他收益	4	**4,091**	8,739
員工成本	5	**(368,799)**	(417,177)
生產原料/銷售成本		**(410,416)**	(427,582)
租金及設施		**(83,456)**	(97,973)
折舊及攤銷	5	**(83,261)**	(78,996)
廣告及宣傳		**(15,259)**	(31,465)
其他經營開支		**(153,117)**	(133,979)
		(1,110,217)	(1,178,433)
重估投資物業之虧絀		**(112,046)**	(75,061)
出售聯營公司投資之虧損		**(2,612)**	–
出售長期投資股份之虧損		**(2,267)**	–
資產減值撥備		**(780)**	–
出售附屬公司之收益		**600**	25,136
		(117,105)	(49,925)
經營業務所得盈利	5	**52,674**	136,567
財務費用	6	**(5,194)**	(1,097)
經營盈利		**47,480**	135,470
應佔聯營公司盈利減虧損		**3,981**	4,952
應佔共同控制企業虧損		**(4,048)**	(5,624)
除税前盈利		**47,413**	134,798
税項	8及2(b)(iv)	**(41,674)**	(22,654)
除税後盈利		**5,739**	112,144
少數股東權益	2(b)(iv)	**(3,977)**	(3,378)
股東應佔盈利	9、25及2(b)(iv)	**1,762**	108,766
股息分派	10	**93,657**	124,876
每股盈利	11		
基本		**0.11港仙**	6.38港仙
攤薄		**不適用**	不適用

9. 其他資料

請　閣下留意本通函之附錄所載的其他資料。

此致　*股東*台照

代表
SCMP集團有限公司董事會
主席
郭孔演
謹啟

二零零四年十月十二日

6. 股東特別大會

於本通函第62頁至第63頁載有召開SCMP集團有限公司將於二零零四年十月二十八日（星期四）上午十一時正假座香港干諾道中三號麗嘉酒店B1層宴會廳I-III舉行股東特別大會（定義見內文）之通告。無論 閣下能否出席股東特別大會，務請將隨附本通函之代表委託書按其印列之指示填妥，並儘快交回，惟無論如何須於股東特別大會指定舉行時間48小時前交回SCMP在香港的股票過戶分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。填妥及交回代表委託書後，閣下仍可親自出席股東特別大會（或其任何續會），並在大會上投票。

閣下於股東特別大會對建議的普通決議案要求以投票方式表決之權利，載於本通函附錄四。

7. 一般資料

SCMP集團主要從事報章及雜誌之出版。此外，SCMP集團亦透過賣方（SCMP之全資附屬公司）經營業務（將於出售事項完成後退出該業務），以及書籍出版、錄像及影片後期製作、物業投資及娛樂業務。SCMP集團在香港出版及銷售*《南華早報》*、*《星期日南華早報》*及其他國際知名雜誌之中文版。截至二零零四年六月三十日止六個月，SCMP集團錄得未經審核綜合營業額約697.6百萬港元，及未經審核綜合盈利約111.4百萬港元。

同期內，SCMP集團之出版業務佔其綜合營業額約67%及經營盈利約93%。

買方為Dairy Farm International Holdings Limited之全資附屬公司，該公司為一間於倫敦證券交易所作第一上市及於新加坡及百慕達之證券交易所作第二上市之公司。根據買方提供的資料，Dairy Farm International Holdings Limited及其聯營公司（包括買方）之主要業務包括經營零售店舖、超級市場、巨型超級市場、保健美容產品店舖、便利店、家居裝飾店及餐廳食肆。

8. 推薦意見

經考慮內文所載之理由，董事認為出售事項之條款乃屬公平合理，出售事項並符合SCMP及其股東之整體利益。因此，董事建議股東投票贊成將於股東特別大會上提呈之普通決議案。

出售事項對SCMP集團收益之影響，將為約76.0百萬港元之收益（已扣除費用），此乃假設代價不會按上文「出售事項之代價」一段所述作出任何重大調整。該收益乃經參考根據賣方於二零零四年七月三十一日之未經審核管理賬目中，未經審核之資產賬面淨值約為23.0百萬港元計算。賣方因出售事項而獲得之實際收益將於移交最後一間店舖當日確定，故有關數額可能與上文所述者有所差異。此外，鑑於業務持續虧損，預期出售事項對SCMP集團之盈利將帶來正面財務影響。

出售事項對SCMP集團的資產及負債之影響如下：

(1) 流動資產增加約83.9百萬港元，其中於收取代價後（扣除費用）現金增加約99.0百萬港元，而存貨則減少約15.1百萬港元；及

(2) 非流動資產減少約7.9百萬港元，其中無形資產及固定資產分別減少約1.1百萬港元及約6.8百萬港元。

上文第(1)及第(2)項所述出售事項之影響，乃經參考根據賣方於二零零四年七月三十一日之未經審核管理賬目中，未經審核之資產賬面淨值約為23.0百萬港元計算。出售事項對賣方之實際影響將於移交最後一間店舖當日確定，故有關數額可能與上文所述者有所差異。

4. 出售事項之理由

董事認為，出售事項是賣方出售資產及從業務投資獲得合理回報之良機。

出售事項所得款項淨額將用作一般營運資金。

5. 主要交易

根據上市規則第14章，出售事項構成SCMP之一項主要交易，故須遵循上市規則之相關規定，包括須於股東大會獲得股東之批准。

就董事所得資料、所知及所信（經過所有合理查詢），概無股東或其聯繫人士（定義見上市規則）就上市規則第2.15條，在出售事項中擁有重大利益，因此，並無股東於股東特別大會上須就該事項放棄投票權。

協議條款

協議條款乃經協議雙方公平磋商後達成，並經已考慮下文「出售事項之理由」一段所述之因素，董事認為交易之條款(包括上文「出售事項之其他重大事項」一段第一分段所述於完成時向買方作出保密、不競爭及不招攬承諾)乃屬公平合理，並符合SCMP及股東之整體利益。

3. 出售事項對SCMP集團之財務影響

截至二零零四年六月三十日止六個月，業務估賣方扣除稅項及非經常項目前及後之未經審核虧損淨額均約為0.5百萬港元。截至二零零三年十二月三十一日止財務年度，業務佔賣方扣除稅項及非經常項目前及後之未經審核虧損淨額均約為1.3百萬港元。(截至二零零四年六月三十日止六個月及截至二零零三年十二月三十一日止財務年度，業務佔賣方扣除稅項及非經常項目前及後之未經審核虧損淨額均為相同，因於該六個月期間或此財務年度(就個別情況)，賣方錄得淨虧損而無需繳付稅項，以及於同期內賣方於業務中並無非經常項目。)截至二零零二年十二月三十一日止財務年度，業務佔賣方扣除稅項及非經常項目前及後之未經審核盈利分別約為1.0百萬港元及1.3百萬港元。

截至二零零三年及二零零二年十二月三十一日止財務年度，業務之未經審核營業額分別約為379.9百萬港元及362.0百萬港元。截至二零零四年六月三十日止六個月及截至二零零三年六月三十日止六個月，業務之未經審核營業額分別約為197.6百萬港元及184.2百萬港元。

於二零零三年十二月三十一日及於二零零二年十二月三十一日，業務之未經審核資產淨值分別約為9.4百萬港元及14.0百萬港元。於二零零四年六月三十日及於二零零三年六月三十日，業務之未經審核資產淨值分別約為8.9百萬港元及8.6百萬港元。

本節「出售事項對SCMP集團之財務影響」所述有關業務之財務資料，乃以賣方之未經審核管理賬目為依據。由於賣方於該等財務期間之經審核賬目與賣方之整體業務(當中包括業務及賣方已於二零零三年六月向另一方(就董事所知，彼與買方或其最終實益擁有人並無關係)出售之保健產品零售連鎖店「健怡坊」)有關，故有關業務之資料按未經審核基準提供。

移交買方，於有關店舖移交日期或最後完成日期之前，以較早日期為準）經營業務。不招攬承諾為於完成之日期起計之兩年期間及關於與業務有關的賣方之供應商、客戶、代表、代理或通訊員，以及業務之僱員，彼等為接受買方聘用。

就於完成時尚未移交予買方之店舖而言，買方將：

(i) 根據存貨供應協議條款（在協議內已規定），若賣方要求時，由完成日期起，向任何有關店舖供應存貨，直至有關店舖移交予買方當日或最後完成日期，以兩者之較早日期為準。此舉有利於完成時尚未移交予買方之店舖繼續營運；及

(ii) 向賣方授出非獨家、不得轉讓及免專利權費用之使用權，由完成日期起直至最後完成日期後三個月屆滿止期間內，在香港使用「Daily Stop」及「地利店」之商標名稱、商標及標誌。

賣方將繼續以「地利店」之商標名稱經營該等店舖直至有關店舖移交日期或最後完成日期（以較早日期為準）。如有任何店舖於最後完成日期或之前未有移交予買方，賣方將停止於該店舖以「地利店」之商標名稱經營便利店零售業務。

除協議外，買方亦已承諾：

(1) 與南華早報出版訂立一份協議，其有效期自完成時起直至最後完成日期後三年，據此，南華早報出版將有權無償使用根據協議轉讓予買方之所有店舖內之報紙架頂格位置，並有權獨家在報紙架頂格位置上擺放標題卡；及

(2) 與南華早報出版訂立一份一年期協議，該協議將於南華早報出版與買方訂立之現有協議（於協議日期前簽訂）屆滿當日（即二零零五年八月十五日）起生效，據此，南華早報出版以年費約1.1百萬港元之代價，將有權不時使用買方在香港之所有7-Eleven（七•十一）便利店（不包括店舖）內之報紙架頂格位置，並有權獨家在報紙架頂格位置上擺放標題卡。

惟在任何情況下，均須遵守該等協議所載之條款及條件。

保留款項

保留款項將由買方於保證期間內留存作為保留金。賣方及買方將聯合盤點核實與出售事項有關之所有存貨。賣方及買方將協定進行該聯合盤點核實之時間表。保留款項將被用於補足(其中包括)所有該等存貨(不包括例外存貨)總值少於10.0百萬港元之任何不足數額，即雙方根據同意之基準通過聯合盤點釐定及按協議所訂之數額。

雙方亦將於完成後及完成後日期(即於完成後但於最後完成日期或之前)之店舖移交後聯合核實固定資產。賣方及買方將協定進行該聯合核實固定資產之時間表。倘在任何地方之任何固定資產已遺失且無法計算或無法操作(由雙方通過聯合核實確定)，保留款項亦將用於補足該等固定資產於有關店舖移交當日之賬面值(根據雙方同意之基準計算，並按協議所訂)。

此外，賣方就買方向賣方於保證期間索償而成功議定之賠償保證支付予買方的金額，可從保留款項中扣減。保留款項或其餘額須於保證期間屆滿三日內由買方支付予賣方，惟須就未解決的保證索償扣減若干協定金額。倘就未解決的保證索償扣減若干協定之金額超逾最終調整之金額或協定之應付總額，則相等於該超出部份之金額應於最終償付有關索償時支付予賣方。

出售事項之其他重大事項

作為協議條款之一，買方已要求SCMP於完成時向其作出若干保密、不競爭及不招攬承諾。保密承諾乃與資產、業務或協議有關的保密資料，並無特定期限及可予若干例外，包括(i)任何公眾可正當地得到的或根據所在司法轄區之法院的頒令而披露的資料，(ii) SCMP集團於經營其業務而披露的資料，(iii)就法律或任何當權者或任何監督或法規或政府團體要求披露的資料及(iv)須向SCMP集團之專業顧問、僱員及行政人員所披露的資料。不競爭承諾(由完成之日期起計之五年期間)將規定概無SCMP集團之成員公司將直接或間接從事競爭業務或於競爭業務擁有權益，下述除外：(a)彼等可持有其證券於認可證券交易所上市之競爭業務最多10%的已發行股份或債券；(b)彼等可繼續經營其於完成之日期時所經營的業務；及(c)賣方可繼續於店舖(於完成時尚未

(b) 協議之條款獲SCMP股東在正式召開之SCMP股東特別大會上批准；

(c) 賣方已就協定之最少店舖數目(如下文(d)段所述)對現有租約進行轉讓或租約變更以承讓予買方，或出租人與買方訂立新租約或要約函件以取代上述租約，或獲得有關出租人對上述各項發出之書面同意；及

(d) 於完成時至少有協定最少數目之店舖移交予買方。

買方可隨時以書面通知豁免上文(a)、(c)及(d)段所載之全部或任何條件。

倘於二零零四年十一月三十日(或協議雙方可能書面同意之其他日期)仍未能達成或獲得買方豁免(a)、(c)及(d)段所載之條件，買方可(其中包括)撤銷該協議。

完成

出售事項將於完成之書面通知發出日期起計第七天上午十一時或協議雙方可能書面同意之其他時間完成(而該書面通知將在上文「條件」一段(b)及(c)分段所載之條件達成或(就上文「條件」一段(c)分段所載之條件而言)獲買方豁免後由賣方盡快發出予買方)。倘上述第七天為非營業日，則出售事項將於緊接上述第七天後之第一個營業日完成。

倘任何一方未能履行其完成義務，則並無違約的一方有權撤銷協議。

倘協議撤銷，屆時協議之條文將不再具有效力，且任何一方均毋須再承擔協議下之任何責任(但不影響任何一方就先前違約行為所享有之權利)，惟買方須(其中包括)向賣方提供一切合理協助，以解除就建議轉讓或更替租約或訂立新租約或要約函件以取代上述租約而進行之交易，並遵守協議下之保密規定，及若干有關支付訂金的條款(詳情載於上文「出售事項之代價」一段)，以及買方按協議向賣方作出的若干擔保和保證。

倘獲任何豁免或未能達成條件或任何一方撤銷協議或於完成後代價出現任何重大調整，SCMP將於適當時間內再作另行公布。

倘只因下文「條件」一段(b)分段所載之條件無法達成而使出售事項未能於二零零四年十一月三十日或之前(或協議雙方可能書面同意之其他日期)完成，則訂金連同所有應計利息應由托管代理人發還予買方。倘因任何其他原因而使出售事項未能於二零零四年十一月三十日或之前(或協議雙方可能書面同意之其他日期)完成，則賣方有權保留訂金及所有應計利息。

代價由協議雙方經公平磋商後達成，計及經營業務之店舖數目、大小和位置，以及有關資產的價值(包括(當中包括)於完成時固定資產及有關業務存貨(不包括例外存貨)所預期的賬面值)及每間店舖之協定價值(就有關店舖之大小和位置，經協議雙方公平磋商後釐定)。按現有的資料，預期於完成時經營業務之店舖將有86間。

代價須扣除下列各項：

(1) 於完成時任何尚未移交的店舖之預先協定價值(按協議所訂)；

(2) 與出售事項有關之存貨總賬面值總值少於10.0百萬港元之任何不足數額(於有關店舖移交當日)，並根據雙方同意之基準計算(即於二零零四年七月三十一日該有關之存貨項目，就賣方之購買成本扣減平均供應商之回贈比率(按協議所訂))，及按下文「保留款項」一段所述的聯合存貨盤點核實後釐定)，下文「保留款項」一段將進一步提述；及

(3) 在任何地方遺失且無法計算或無法操作或未能修復的固定資產(於有關店舖移交當日)之賬面值(根據雙方同意之基準計算，並按協議所訂)，詳情載於下文「保留款項」一段。

倘店舖於完成後但於最後完成日期或之前移交，買方應於該店舖之有關完成日期支付賣方相關部份之代價(按有關店舖之預先協定價值計算)。

條件

協議須待下列條件達成後方可完成：

(a) 於協議日期及完成時，保證之所有重大事項仍為真確及準確，及於任何重要事項概無任何誤導成份；

2. 協議

協議之詳情如下：

日期

二零零四年九月十三日

協議雙方

賣方： 南華早報零售有限公司

買方： The Dairy Farm Company, Limited

在作出所有合理查詢後，就董事所得資料、所知及所信，買方及其最終實益擁有人為獨立第三方，並與SCMP、SCMP或其任何附屬公司之董事、最高行政人員或主要股東或彼等各自之聯繫人士(定義見上市規則)概無任何關連。

出售

協議乃就賣方出售及買方購買資產而訂立條款及條件。

資產

資產包括有關業務之若干有形資產和無形資產(包括(但不限於)與業務相關的若干固定資產及其他所用資產(如業務有關的存貨，但不包括例外存貨)、「Daily Stop」及「地利店」之商標名稱、商標及標誌、與店舖有關的記錄、租約、承讓予買方之特許經營協議及與業務有關的若干貿易和服務合約)。

雖然賣方已委託特許經營商經營及管理若干店舖，業務有關的資產為賣方(而非該等特許經營商)所擁有，以及特許經營商經營之店舖有關的租約亦由賣方(而非該等特許經營商)簽訂。然而，須特許經營商之同意以承讓特許經營協議及轉讓該等特許經營商經營之店舖予買方。

出售事項之代價

買賣資產之代價為105.0百萬港元(可按下文所述作出調整)，其中包括訂金，為數89.5百萬港元將由買方於完成時以現金支付，及保留款項將按下文「保留款項」一段所述之方式支付。

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

董事：
郭孔演先生*(主席)*
Roberto V. Ongpin先生*(副主席)*
夏佳理先生#
邱繼炳博士
郭惠光女士
利定昌先生#
李國寶博士#
黃志祥先生

註冊地址：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及主要營業地點：
香港新界大埔工業邨
大發街22號南華早報中心

獨立非執行董事

敬啟者：

主要交易

出售有關在香港經營之「地利店」便利店零售業務之若干資產

1. 緒言

於二零零四年九月十五日，董事會宣布賣方(SCMP之全資附屬公司)於二零零四年九月十三日與買方就出售資產訂立協議，總代價為105.0百萬港元(可予調整)。

本通函旨在為股東提供出售事項之進一步詳情，以及向　閣下提呈股東特別大會之通告。

* *僅供識別*

「**賣方**」	指	南華早報零售有限公司，一間於香港註冊成立之有限公司，該公司為SCMP之全資附屬公司；
「**保證**」	指	載於協議或於協議中提述賣方所作出之聲明、保證及承諾；
「**保證期間**」	指	由完成日期起計九個月期間。

「**上市規則**」	指	現有生效之聯交所證券上市規則；
「**最後完成日期**」	指	二零零四年十二月三十一日(或賣方及買方以書面形式同意之其他日期)；
「**買方**」	指	The Dairy Farm Company, Limited，一間於香港註冊成立之有限公司；
「**保留款項**」	指	為數5.0百萬港元；
「**SCMP**」	指	SCMP Group Limited (SCMP集團有限公司*)，一間於百慕達註冊成立之公司，其股份於聯交所上市；
「**SCMP集團**」	指	SCMP及其附屬公司；
「**南華早報出版**」	指	南華早報出版有限公司，一間於香港註冊成立之有限公司，該公司為SCMP之全資附屬公司；
「**證券及期貨條例**」	指	證券及期貨條例(香港法例第571章)；
「**股東特別大會**」	指	就考慮及(如合適)批准出售事項而召開之SCMP股東特別大會；
「**股份**」	指	SCMP股本中每股面值0.10港元之普通股；
「**股東**」	指	股份之註冊持有人；
「**聯交所**」	指	香港聯合交易所有限公司；
「**店舖**」	指	由賣方經營及/或由賣方根據租約持有或佔用之有關業務之店舖，及由業務之特許經營商經營並經賣方及買方根據協議之條款及條件同意轉讓予買方之店舖，「**店舖**」應指任何一家店舖；

* *僅供識別*

「出售事項」 指 賣方出售及買方購買資產及協議項下之其他事項；

「例外存貨」 指 下列業務存貨(已根據協議同意不包括在將出售予買方的資產)：

(a) 所有已損毀的存貨；

(b) 相距屆滿日期少於兩個月的存貨，奶類製品、電池、菲林及藥性用品除外；

(c) 相距屆滿日期少於三個月的電池、菲林及藥性用品；

(d) 相距屆滿日期少於七天的奶類製品；

(e) 並非當天出版的報章；及

(f) 並非前一星期、該星期、前一月份或該月份(如適用)出版之雜誌；

「港元」 指 香港法定貨幣，港元；

「香港」 指 中華人民共和國香港特別行政區；

「最後實際可行日期」 指 二零零四年十月七日，即本通函付印前用以確認所載若干資料之最後實際可行日期；

「租約」 指 已授予或同意授予賣方之租約、租務協議、要約函件或其他文件或賣方於完成時據此持有或佔用店舖之租約；

「出租人」 指 將租約授予賣方之人士，即地鐵有限公司、九廣鐵路公司、房屋委員會及若干商場的擁有人；

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「**協議**」	指	賣方與買方於二零零四年九月十三日就(其中包括)賣方出售資產訂立之有條件買賣協議；
「**通告**」	指	於二零零四年九月十五日SCMP就有關出售事項發出之通告；
「**資產**」	指	賣方有關業務之資產，詳情載於本通函「協議」一段；
「**董事會**」	指	董事會；
「**業務**」	指	賣方現時在香港以「Daily Stop」或「地利店」之店舖名稱經營之便利店零售業務；
「**公司細則**」	指	經不時修訂、補充或變更之SCMP公司細則；
「**完成**」	指	賣方及買方根據協議之條款分別完成資產之出售及購買；
「**完成日期**」	指	完成之日期，該日期將為二零零四年十一月三十日或之前(除非賣方及買方另行以書面同意之其他日期)；
「**條件**」	指	本通函「條件」一段所述有關完成之先決條件及「**條件**」指其中任何一項條件；
「**代價**」	指	出售事項之代價，總額為105.0百萬港元(可予調整)；
「**訂金**」	指	為數10.5百萬港元作為訂金，已由買方以現金支付並由賣方之律師作為托管人持有；
「**董事**」	指	SCMP之董事；

目　錄

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下SCMP集團有限公司之股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委託書交予買主或受讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

主要交易

出售有關在香港經營之「地利店」便利店零售業務之若干資產

於本通函第62頁至第63頁載有召開SCMP集團有限公司將於二零零四年十月二十八日(星期四)上午十一時正假座香港干諾道中三號麗嘉酒店B1層宴會廳I-III舉行股東特別大會(定義見內文)之通告。無論　閣下能否出席股東特別大會，務請將隨附本通函之代表委託書按其印列之指示填妥，並儘快交回，惟無論如何須於股東特別大會指定舉行時間48小時前交回SCMP集團有限公司在香港的股票過戶分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。填妥及交回代表委託書後，　閣下仍可親自出席股東特別大會(或其任何續會)，並在大會上投票。

二零零四年十月十二日

* *僅供識別*